Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2016

March 22, 2017

EXPLANATORY NOTES

Unless otherwise indicated, the information contained in this annual information form is as of December 31, 2016, and unless the context otherwise requires, references to “Amaya”, the “Corporation”, “it”, “its” or similar expressions refer to Amaya Inc. and its consolidated subsidiaries. This annual information form should be read in conjunction with the information contained in Amaya’s audited consolidated financial statements and related notes for the year ended December 31, 2016 (the “2016 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2016 Annual MD&A”).

All references in this annual information form to “dollars”, “US$” and “$” are to U.S. dollars, references to “CDN$” are to Canadian dollars, references to “€” are to Euros and references to “£” are to British pound sterling. The Corporation has certain proprietary rights to certain company names, product names, trade names and trademarks used in this annual information form that are important to its business, including, without limitation, Amaya, PokerStars, and those brands listed under the heading “Business of the Corporation—Overview”. The Corporation has omitted the registered trademark (®) and trademark (™) symbols and any other related symbols for such trademarks and all related trademarks, including those related to specific products or services, when used in this annual information form. All other names and trademarks are the property of their respective owners.

Market data and certain industry data and forecasts included in this annual information form were obtained or derived from internal and market research, publicly available information, reports of governmental agencies and industry publications and surveys. Amaya has relied upon industry publications as its primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Amaya has not independently verified any of the data from third-party sources, nor has Amaya ascertained the underlying economic assumptions relied upon therein. Similarly, industry forecasts and market research, which Amaya believes to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods of time. In addition, Amaya does not know what assumptions regarding general economic growth were used in preparing the third-party forecasts that are or may be cited in this annual information form. While Amaya is not aware of any inaccuracies in Amaya’s industry data presented herein, Amaya’s estimates that are based on the same involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors and Uncertainties” and elsewhere in this annual information form.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual information form contains certain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, statements relating to certain expectations, projections, growth plans, new or improved product introductions, market expansion efforts, and other information related to Amaya’s business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its customers and its industries. Although the Corporation and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate.  Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

Undue reliance should not be placed on forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those anticipated by Amaya and expressed or implied by the forward-looking statements contained in this annual information form. Such statements are based on a number of assumptions and risks which may prove to be incorrect, including, without limitation, assumptions about:

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the ability of the Corporation to secure, maintain and comply with all required licenses, permits, approvals, and certifications to distribute and market its products and services in the jurisdictions where the Corporation is currently doing business or intends to do business;

•	the anticipated regulation of online and mobile gaming in various jurisdictions;

•	the anticipated outcome of litigation involving the Corporation;
•	the overall business and economic conditions;
•	the potential financial opportunity of the Corporation’s addressable markets;
•	the potential financial opportunity of individual contracts signed by the Corporation with third parties;
•	the competitive environment;
•	the protection of the Corporation’s current and future intellectual property rights;
•	the ability of the Corporation to recruit and retain the services of its key technical, sales, marketing and management personnel;
•	the ability of the Corporation to develop commercially viable products and services as a result of its research and development (“R&D”) activities;
•	the ability of the Corporation to obtain additional financing on reasonable terms or at all;
•	the ability of the Corporation to integrate acquisitions and generate synergies; and
•	the impact of new laws and regulations in Canada, the United States or any other jurisdiction where the Corporation is currently doing business or intends to do business.

Many factors could cause the Corporation’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the factors discussed under “Risk Factors and Uncertainties”.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of risk factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” and elsewhere in this annual information form and in the 2016 Annual MD&A, including under the headings “Caution Regarding Forward-Looking Statements”, “Limitations of Key Metrics and Other Data” and “Risk Factors and Uncertainties” therein, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this annual information form describe Amaya’s expectations as of March 22, 2017 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

Amaya Inc. was incorporated under Part IA of the Companies Act (Québec) on January 30, 2004 under the name 9138‑5666 Québec Inc. and is now governed by the Business Corporations Act (Québec) (the “QBCA”). Since its incorporation, the Corporation has amended its articles on numerous occasions. The Corporation first amended its articles on May 14, 2007 to, among other things: (i) change its name to Gametronix Systems Inc.; and (ii) subdivide its Class A shares. On November 2, 2007, the Corporation amended its articles to change its name to “Amaya Gaming Group Inc.” On May 11, 2010, the Corporation amended its articles to, among other things: (i) increase the authorized capital of the Corporation by creating an unlimited number of common shares (the “Common Shares”) and an unlimited number of preferred shares; (ii) re-designate Class A shares as Common Shares on the basis of 1.7756 Common Shares for each Class A share; (iii) re‑designate Class G shares as Common Shares on the basis of 100 Common Shares for each Class G share; and (iv) eliminate all classes of shares except for Common Shares. The articles of the Corporation were further amended on each of July 30, 2014 and November 28, 2014 in connection with the Rational Group Acquisition (as defined below) to, among other things: (i) replace the then current class of authorized preferred shares with a new class of non-voting convertible preferred shares, called Class A Convertible Preferred Shares (the “Preferred Shares”); (ii) change the Corporation’s name to “Amaya Inc.”; and (iii) add certain provisions affecting the Common Shares to facilitate the Corporation’s compliance with applicable gaming regulations.

The Corporation’s head and registered office address is 7600 TransCanada Highway, Pointe-Claire, Québec H9R 1C8, Canada, and the Corporation’s telephone number is +1 (514) 744‑3122. The Corporation’s website address is www.amaya.com. The information contained on, or that can be accessed through, the Corporation’s website is neither part of nor incorporated by reference into this annual information form. The Corporation has included its website address in this annual information form solely as an inactive textual reference.

Intercorporate Relationships

The activities of Amaya are conducted either directly or through its subsidiaries. The table below lists the principal subsidiaries of Amaya as at December 31, 2016, as well as their jurisdiction of organization. Each of the principal subsidiaries is wholly owned, directly or indirectly, by Amaya.

Name	Jurisdiction Where Organized
Amaya Holdings B.V.	Netherlands
Rational Entertainment Enterprises Limited	Isle of Man
Rational Gaming Europe Limited	Malta
REEL Italy Limited	Malta
Amaya Group Limited	Isle of Man

Amaya has other subsidiaries, but the assets and revenues of such subsidiaries individually did not exceed 10%, and in the aggregate did not exceed 20%, of Amaya’s consolidated assets or consolidated revenues as at and for the year ended December 31, 2016.

BUSINESS OF THE CORPORATION

Overview

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its Business-to-Consumer (“B2C”) and, up until July 31, 2015, its Business-to-Business (“B2B”) operations, Amaya focuses on developing and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) (“Oldford Group”) and its subsidiaries and affiliates (collectively with Oldford Group, “Rational Group”). Rational Group currently offers, among other products and services, online (including desktop and mobile) real- and play-money poker and other products, including casino and sports betting (also known as sportsbook). Until July 31, 2015, the date on which Amaya completed the sale of its then-remaining B2B assets, Amaya’s B2B business consisted of the operations of certain of its subsidiaries, which offered interactive and land-based gaming solutions. Amaya strives to not only improve and expand upon its current offerings, including its portfolio of interactive technology-based assets, but to pursue and capitalize on new global growth opportunities. Amaya seeks to take advantage of technology to provide gaming and interactive entertainment to large networks of customers.

Since Amaya’s acquisition of the Rational Group on August 1, 2014 (the “Rational Group Acquisition”) and as a result thereof, its B2C operations have been and continue to be its primary business and source of revenue, which is derived entirely by group entities based outside of Canada and predominately from customers based in the European Union. Through Rational Group, which is based in the Isle of Man and operates globally, Amaya owns and operates gaming and related interactive entertainment businesses, which it offers under several ultimately owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour). For additional information, see below under “—Regulatory Environment” and the 2016 Annual MD&A. These brands together have more than 108 million registered customers globally (which included all customer accounts whether or not any such account was then currently active) and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. In addition to growing its existing poker businesses, Amaya has recently targeted growth of its operations into other adjacent online and mobile gaming verticals, particularly casino and sportsbook, by, among other things, leveraging its PokerStars brand, scalable technology platform, back-office functionality, personnel, regulatory experience and position, payment processing relationships, and global exposure and customer acquisition capabilities.  Amaya also now offers its customers a seamless experience between real-money online poker, casino and sportsbetting with a common account and a single wallet for all three products.

The Corporation currently estimates that the PokerStars site holds a significant majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and is among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real money online poker site based on, among other things, player liquidity and revenues, and the Corporation believes that PokerStars has distinguished itself as the world’s premier poker brand. Additionally, the Corporation estimates that Rational Group’s combined online casino offering, including PokerStars Casino, is currently among the world’s fastest growing and has one of the largest player bases among its competitors.

Amaya’s B2B business included the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies. Amaya’s B2B solutions were designed to provide end-users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, all of which was intended to improve the profitability, productivity, security and brands of the operators. Amaya developed its former portfolio of solutions through both internal development and strategic acquisitions, including, without limitation, Ongame Network Ltd. (“Ongame”), Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”), CryptoLogic Ltd. (“CryptoLogic”), Cadillac Jack Inc. (“Cadillac Jack”), and Diamond Game Enterprises (“Diamond Game”), all of which provided technology, content and services to a diversified base of customers in the regulated gaming industry. As of the date of this annual information form, and as previously reported, Amaya has divested these and other B2B assets. The fundamental objective of such divestitures was to expedite the Corporation’s overall business strategy and maximize shareholder value. See “General Development of the Business— Recent History of the Former B2B Business (2014-2016)” below.

Online and Mobile Poker

Amaya offers online and mobile poker primarily through its PokerStars and Full Tilt brands. While the brands are and will continue to be distinct, in mid-May 2016, Amaya completed the previously announced migration of the Full Tilt brand and customers to the PokerStars platform, which it expects will improve liquidity for its customers and allow it to focus development and operational resources on a single platform. Descriptions of these brands and their respective offerings are provided below.

PokerStars

PokerStars, which launched in 2001, is the world’s largest online poker site with an estimated significant majority of the global market share of online real-money poker player liquidity. As of December 31, 2016 and following the Full Tilt migration, PokerStars and its related brands served a global customer base of more than 108 million registered customers in 19 different languages. In online poker, PokerStars provides desktop (including through its downloadable client interface), online and mobile products and services to its customers. Among PokerStars’ current real-money poker offerings are ring (or cash) games, including traditional games and fast-fold variants, such as Zoom, and tournament-style games, including scheduled multi-table game variants and sit and go variants (which are tournaments that do not have pre-assigned start times but rather begin when all the seats are filled), such as Spin & Go (which is a fast-paced sit and go with variable prize pools that can be multiples of the applicable buy-in). PokerStars’ poker product offerings are also currently varied among buy-in and limit amounts and types, as well as among numerous poker game variants (e.g., Texas Hold-'Em, Omaha, Stud, Draw and mixed games). Amaya believes that PokerStars is home to some of the largest online poker events and the biggest weekly tournaments, both in terms of dollar amount and number of players, and has greater player liquidity and offers more daily tournaments than any other online poker site. More than 165 billion hands of poker have been dealt on PokerStars since inception, which is more than any other online poker site. PokerStars has set many records, including the largest number of players in an online poker tournament (more than 253,000), the largest prize pool awarded for a series of online tournaments (approximately $90.9 million), and the largest ever single online tournament prize (approximately $12.4 million). PokerStars’ mobile applications are currently among the most popular real-money poker applications on the iOS and Android platforms according to App Annie and Apple’s iTunes App Store and based on the number of downloads and overall customer ratings.

PokerStars also offers play-money and social poker through its desktop client and mobile applications, including through PokerStars.net, and its Jackpot Poker by PokerStars (formerly PokerStars Play) game, which is available on various online, mobile, social and television platforms and applications, such as Facebook, Apple’s iOS and Apple TV, Google’s Android and Amazon’s Kindle. Play-money and social poker involve playing poker games for play-money, or virtual currency, with other people through free websites, social networks, or other mobile or television applications. Such “free-to-play” products are designed to create social interaction, engagement and competition, provide PokerStars with an additional customer acquisition channel, globally promote the game of poker, and are monetized through the sale of play-money chips (although cash prizes are not awarded).

Amaya’s product development team continuously analyzes the data generated by its customers’ game play and social interactions, as well as customer feedback, to guide the creation of new content, features, games and game variants, and to enhance its platforms.  For example, following the launch of Spin & Go in 2014 and Knockout Poker, Beat the Clock and Card Match in 2016, Amaya continues to focus on developing new and innovative poker products and variants to attract new audiences (including those who may not have previously considered playing real-money poker games, such as play-money or social players and the video gaming community), reactivate inactive players with exciting new games, and continuously engage existing active customers.  In 2017,

PokerStars announced the completion of certain initial testing of its new PokerStars Power Up product (which is a combination of traditional No Limit Hold'em poker with the ability of the player to influence hands and change game play in a variety of ways).

In addition, Amaya also monitors and assesses its products and services to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. As such and as previously reported, the Corporation has implemented a number of policies and controls, and anticipates implementing additional policies and controls throughout 2017, to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. For example, in 2017, PokerStars announced the trial of its new Seat Me feature which is intended to help prevent improper opponent targeting and enhance the recreational customer’s experience by eliminating the ability of customers to pick his or her table and seat, and instead automatically placing them into the same once the customer has chosen a game and stake. In addition to controls over technological tools and software, the Corporation also assesses its pricing and loyalty programs, rebates and rewards (i.e., incentives) to ensure that such pricing and the distribution of such incentives is aligned with the Corporation’s objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. As previously reported, since the beginning of 2016, Amaya has introduced certain improvements in the poker ecosystem to benefit and attract high value, net depositing customers (primarily recreational players) and reduce incentives for high volume, net withdrawing customers, and adjusting the pricing on poker games and tournaments (also known as rake) on certain offerings (which resulted in an effective increase).  The Corporation anticipates that these and future planned improvements, despite an expected overall decrease in volume of gameplay and total deposit balances held by high volume, net withdrawing players, will create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings. The Corporation believes this has led and may continue to lead to an increase in net deposits (equal to total customer deposits minus total customer withdrawals made on the Corporation’s real money platform) and greater retention. The Corporation has been, among other things, reinvesting resulting savings and funds from the poker ecosystem improvements into marketing, increased incentives for other customers, bonuses and promotions, new poker products and services, R&D, and to help offset costs in the business, including gaming duties and others related to promoting the regulation of online gaming in various jurisdictions.

See also “Business of the Corporation—Business Strategy of the Corporation” and “Business of the Corporation—Technology Infrastructure and Research and Development”.

Full Tilt

Full Tilt, which launched in 2004, quickly became a popular online poker site by delivering what the Corporation believes is innovative and realistic online poker game play, which has evolved from and is based on input from some of the world’s leading poker players. Prior to its migration onto the PokerStars platform in May 2016, Full Tilt served a global customer base of more than 23.9 million registered customers (which included all real and play-money customer accounts whether or not any such account was then currently active) and had dealt more than 36.5 billion hands of poker on its proprietary software. Similar to PokerStars, under the Full Tilt brand customers can play both ring games, including traditional games and its fast-fold variants, such as Rush, and tournament-style games, including scheduled multi-table games and sit and go variants, such as Jackpot Sit &Go.

Other Online and Mobile Products

In addition to pursuing growth opportunities in online and mobile poker in existing and new markets, including through the introduction of new product features and enhancements, geographic expansion and improvements to the poker ecosystem (as discussed above), Amaya believes that there are potentially significant opportunities for growth in other adjacent gaming verticals. Specifically, Amaya believes that these verticals initially include online and mobile casino and sportsbook, and such potential opportunities include the ability to leverage its brand and product recognition (particularly poker) to acquire new customers, including recreational customers, and capitalize on network effects and cross-selling these new verticals to its existing and new customer base.  In addition to online and mobile casino and sportsbook, Amaya currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, pursuing potential opportunities for its daily fantasy sports product, and exploring other interactive entertainment opportunities.

Casino

In January 2014, Full Tilt expanded its game portfolio by initially offering a variety of play-money table and casino games on its global online sites, including a range of single- and multi-player variations of blackjack and roulette, online slots and live dealer games. In November 2014, Amaya completed the introduction of play- and real-money casino games under the PokerStars brand to players in eligible markets, beginning with casino table games, single- and multi-player blackjack and roulette through the PokerStars desktop client interface. Throughout 2015, Amaya expanded its PokerStars online casino game offerings in certain markets to include live dealer games and slot machines as well as offering a limited selection of slot machines on its mobile applications, and in 2016,

Amaya introduced the PokerStars Casino brand while adding a standalone mobile application for the brand, a “Vegas” tab, which provides access to additional slots, Millionaire’s Island, the Corporation’s first in-house developed progressive jackpot slot game, and additional tier-one slots.

Since the introduction of online and mobile casino, Rational Group has focused on improving its casino offerings, including through the integration of more games across platforms and expanding their availability into new geographies, and on cross-selling its casino offerings to its existing online poker customer base. However, in addition to continued cross-sell efforts, Rational Group initiated measured external marketing efforts for its online casino in late-2016 to attract new customers and retain existing customers and expects to continue to do so throughout 2017.

While the Corporation continues to improve its product offerings, including by enhancing its mobile offering and expanding both its game portfolio and geographic reach, it estimates that Rational Group’s combined online casino, including PokerStars Casino, is currently among the world’s fastest growing and has one of the largest player bases among its competitors. Currently, more than two-thirds of Rational Group’s aggregate real-money active unique poker customers are located in jurisdictions where its online casino offerings are available (primarily in Europe). To expand Rational Group’s online casino offerings, Amaya currently anticipates focusing on integrating additional casino games, including tier-one slots, expanding into certain additional jurisdictions, implementing a cross-vertical (i.e., poker, casino and sportsbook) loyalty program, and continuing its measured and targeted external marketing campaigns.

Sportsbook

Real‑money online sportsbook involves online wagering on the outcome of sporting events and races using real-money. Amaya initially launched limited sports betting under the PokerStars brand during 2015 and, through PokerStars, announced the introduction of its BetStars brand in December 2015, under which it currently offers sports betting products and services.  Similar to real-money online casino, Amaya believes that real-money online sportsbook may attract new customers, primarily through the BetStars brand, as well as provide it with a strong cross-selling opportunity to its existing and new customer base.

Currently, more than half of Rational Group’s aggregate real-money active unique poker customers are located in jurisdictions where its online sportsbetting offerings are available (primarily in the European Union) through both online domains and dedicated iOS and Android mobile applications. To expand its offering in the future, BetStars intends to introduce innovative new betting products on the platform to distinguish the brand from competitors, including the Spin & Bet product announced in January 2016 which provides customers with the opportunity to potentially enhance their odds and potential payout, and expand into certain additional jurisdictions.  In 2017, BetStars announced a new sportsbetting feature, BetStars Sports Jackpots, which combines certain features of fantasy sports with the BetStars product to provide daily, real-money tournaments and jackpot prizes.

BetStars offers a range of betting options across approximately 43 sports, including football, tennis, basketball and horseracing, as well as specialty offerings such as eSports and poker. The brand also features a range of in-play betting options and exclusive offers and promotions.

The Corporation intends to leverage third-party services for certain features of its sports betting offering while it continues to control the payments, customer service, marketing and other key differentiating factors of the business.

Business Strategy of the Corporation

Amaya focuses on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that it expects will deliver sustainable, profitable long-term growth. To do this, Amaya seeks certain ongoing, principal strategic initiatives, including:

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Strengthening and Expanding its Products and Services: While seeking to grow its online and mobile poker offerings through innovative technology and marketing campaigns, Amaya intends to expand its current offerings, primarily through the continued rollout and introduction of new and innovative poker offerings and continued improvements in the poker ecosystem to benefit and attract high value, net depositing customers (primarily recreational players), and  continued improvements to its customer loyalty program, as well as through online and mobile sports betting and casino games. Amaya’s primary focus will continue to be on its core poker offerings, which are currently its primary customer acquisition channels and in which the Corporation believes it currently has a competitive advantage. However, through the continued expansion of sports betting and its casino offerings, Amaya expects to cross-sell to existing customers, attract new customers, and keep customer leisure time and spending within Amaya’s various products and services. In addition, Amaya currently intends to selectively pursue the potential expansion of its other product offerings, such as social gaming and daily fantasy sports. Amaya seeks to become the global market leader across all gaming verticals through its comprehensive product offerings, focus on customer experience, customer service and dedication to security, game integrity and transparency. See also “—Online and Mobile Poker—PokerStars”, “—Regulatory Environment—Regulatory Strategy” and “—Technology Infrastructure and Research and Development”. Moreover, Amaya seeks to develop its products and services and the intellectual property underlying them by, among other things, (i) developing product enhancements and improvements, including with respect to the security of its technology and customer information, as well as with respect to new content and features to enhance the overall customer experience, (ii) expanding the flexibility of its product offerings and technology infrastructure to allow for customization and integration to address new markets and jurisdictional demands, including new niche markets, (iii) improving its product and service offerings and underlying software and technology platform to adapt to the rapidly changing nature of the gaming and interactive entertainment industries and to ensure a safe, competitive and enjoyable environment, and (iv) protecting its intellectual property in jurisdictions where the Corporation determines there are strategic or other benefits for doing so.

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Expanding its Geographical Reach: The Corporation currently intends to expand its geographical reach by offering its products and services in certain additional jurisdictions, including through the promotion of the regulation of online gaming in new and emerging markets, including, without limitation, states within the United States, and certain countries within Asia, Latin America and Eastern Europe. Amaya currently expects that these and other jurisdictions may become significant growth opportunities. With respect to the United States, certain subsidiaries of the Corporation hold a transactional waiver authorizing them to conduct online gaming in New Jersey using the PokerStars and Full Tilt brands, and Amaya intends to seek approval to offer its online gaming products in certain other U.S. states if and when they regulate and establish an applicable licensing regime. The Corporation’s current strategy in Asia, Latin America and Eastern Europe primarily seeks to promote brand awareness and market development through various gaming, non-gaming and land-based efforts, including, without limitation, the PokerStars sponsorship of sports superstars and poker professionals in certain of these jurisdictions, sponsored live events, and the PokerStars LIVE branded poker rooms. Amaya’s strategy to expand its geographical reach includes, but not limited, (i) building relationships with governments and private operators, and (ii) working with regulators and government officials to implement regulations beneficial to its customers, the citizens of the regulating jurisdiction and the industry as a whole.

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Pursuing Operational Excellence:  Beginning in 2016, the Corporation launched its operational excellence program to review its expense structure and identify areas for improvement that it believes will enhance shareholder value.  So far, this program has resulted in rationalizing the Corporation’s operations, including consolidating certain office locations. For example, during 2016, certain office locations and departments, including in London, Sydney and Dublin (as a result of the Full Tilt migration), underwent various adjustments and restructurings to reduce costs and increase efficiency and focus.   The Corporation expects to continue its operational excellence program and focus on further optimizing its operations to potentially achieve a higher level of efficiency, effectiveness and quality throughout the organization.  The Corporation will also continuously assess and monitor the overall impact of these initiatives on its operations and performance throughout the year and expects to reinvest resulting savings into, among other things, R&D, and to help offset costs in the business, including gaming duties and others related to promoting the regulation of online gaming in various jurisdictions.

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Pursuing Strategic Transactions: Since 2011, Amaya has completed numerous strategic acquisitions and divestitures that it believes have significantly expanded its experience in the industries in which it operates, delivered shareholder value and expanded its market presence. The most significant of such acquisitions was Amaya’s entrance into its B2C business through the transformative Rational Group Acquisition. Amaya may pursue additional strategic acquisitions, partnerships or joint ventures to leverage its large customer base and further its strategy of long-term growth and enhanced shareholder value if appropriate opportunities arise. As it relates to divestitures, during 2015 Amaya completed the divestiture of its B2B business and used the majority of the proceeds to repay outstanding indebtedness and repurchase Common Shares pursuant to the 2015 NCIB (as defined below). Pending any further strategic transactions, Amaya intends to continue its strategy of maximizing long-term shareholder value and pursuing sustainable, profitable growth, particularly through the growth and development of its core product offerings, poker, casino and sportsbook. For additional information, including certain information relating to Amaya’s strategic alternatives review in 2016, see below under “Interest of Management and Others in Material Transactions” and the 2016 MD&A.

Marketing Strategy and Revenue Model

Marketing Strategy

Amaya markets its brands, products and services through various platforms and channels, including, without limitation, various media outlets, sponsored live poker tours and branded poker rooms (which also generate nominal revenue), and endorsement agreements. Below is a general description of such platforms and channels. Although Amaya’s primary focus has been and currently is on poker, it intends to begin increasing its focus and attention on marketing efforts that highlight its casino and sportsbook offerings.

Media

Amaya has a multimedia approach that focuses on acquiring and retaining customers both online and offline for its brands, products and services. In addition to the PokerStars LIVE productions and broadcasts, this multimedia approach includes, among other things, television programming and television advertisement campaigns, affiliate partnerships, digital advertisements and online campaigns, paid search optimization, various social media campaigns, and other content.

The Corporation broadcasts various televised poker programs and advertisement campaigns that run throughout the year at different intervals. Live poker tournaments are also filmed at various sponsored PokerStars events, including Amaya’s PokerStars sponsored tours, and broadcast as television shows on different channels in several countries. These sponsored live events are also broadcast online on various sites, including YouTube and PokerStars.tv. Other forms of television programs that the Corporation broadcasts include reality shows and poker-based dramas which are developed and produced together with various production companies.

The Corporation also engages third-party search engine and online traffic optimization companies to increase the Corporation’s online presence and traffic to its websites. In addition, the Corporation employs various display campaigns through banner advertisements, social media campaigns, and paid-for placements in search engines. These campaigns are directed at both existing and new client interface, online and mobile customers.

Poker Tours and Events

In addition to providing online and mobile gaming products, Amaya, through Rational Group, also sponsors some of the world’s largest live poker tours and produces televised or streamed coverage of such poker events.

In late 2016, PokerStars announced two new sponsored global live tours: PokerStars Championship and PokerStars Festival. These new tours will incorporate aspects of the main PokerStars sponsored events and tours from around the world, including the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. Through the two new tours, the Corporation expects to bring its popular sponsored European Poker Tour experience to other cities around the world in an effort to continue expanding the size of the events. In 2017, the Corporation expects the sponsored PokerStars Championship and PokerStars Festival tours to visit various cities and countries, including Atlantic City, Barcelona, London, Macau, Manila, Marbella, Monte-Carlo, Nassau, Panama and Prague.

As the sponsor, PokerStars provides promotion for the brand through the tour’s widespread television and multimedia distribution. The live poker tours are largely marketed through various media sources and news coverage. In 2016 alone, PokerStars sponsored tours included more than 1,200 tournaments, with more than 200,000 player entries, representing over 100 different countries and awarding more than $265 million in prize money.

Founded in 2004, the European Poker Tour was known in the industry as Europe’s most popular poker tour, and has staged and hosted successful tournament series across Europe. The European Poker Tour was filmed and widely televised in various countries throughout the world and, in 2016, was live streamed with over 16.8 million unique daily viewers. The European Poker Tour attracted numerous players from across the world and offered lucrative prize pools, with more than 13,000 players from 80 countries with a total prize pool of approximately €150 million in 2016. The Asia-Pacific Poker Tour, which hosted events at luxury casinos throughout Australasia, started in 2007 and Amaya believes it helped expand the popularity of poker in Asia. The Asia-Pacific Poker Tour was responsible for bringing the first major government-sanctioned real-money “Texas hold ‘em” poker tournaments to certain Asian countries, including South Korea. Founded in May 2008, the Latin America Poker Tour brought world-class poker tournaments to locations such as Chile, Panama, Brazil, Peru and Uruguay, and attracted more than 2,400 players from 30 countries with a total prize pool of approximately $4.5 million in 2016. The PokerStars Caribbean Adventure, which was founded in 2004 on a popular Caribbean cruise ship, was held each year at the Atlantis Casino and Resort on Atlantis Paradise Island in the Bahamas. The PokerStars Caribbean Adventure was considered in the industry as one of the most popular poker events in the world and, since inception, awarded more than $260 million in prize money. The PokerStars Caribbean Adventure involved thousands of players since its inception, including hundreds of qualifiers each year from PokerStars sites, as well as various professional athletes and celebrities.

Branded Poker Rooms

Amaya also has marketing arrangements for branded, under the PokerStars LIVE name, live poker rooms at popular casinos in major cities around the world, namely at the Hippodrome Casino in London, the City of Dreams Casino in both Macau and Manila, and the Saint-Vincent Resort and Casino in Saint-Vincent, Italy. The Corporation strives to enter into marketing arrangements to brand its poker rooms at premier leisure and entertainment destinations around the world, particularly those that it believes have thriving gaming communities. These PokerStars LIVE branded rooms adhere to the same global design concept but are tailored to the specific location, which in each case is developed by the Corporation along with a design agency, and is intended to provide a strong brand presence through common elements across each location.

Endorsement Agreements

Amaya endorses several celebrities, professional athletes and poker players, or ambassadors, both at global and regional levels. In particular, these ambassadors comprise four categories: Team Pro, which includes professional poker players; Team SportStars, which includes professional athletes; Team Online, which includes some of the most prominent online professional players; and friends, which includes ambassadors, such as local, regional and global celebrities who have a personal connection to or interest in poker, gaming or the Corporation’s brands in general. Each category is generally engaged to generate new customer participation and vertical growth as well as to enhance the customer experience and customer retention.

Revenue Model

Amaya’s revenue model for its core product offerings is based primarily on two main offerings, real-money games and play-money games. Nearly all of Amaya’s revenues during the year-ended December 31, 2016 were, and the Corporation expects its revenues to continue to be, generated by its client interface, online and mobile gaming offerings. For the same time period, the significant majority of Amaya’s revenues were generated through the provision of real-money online poker offerings, followed by online casino offerings, in each case derived entirely by group entities based outside of Canada and predominately from customers based in the European Union. Net gaming revenue (from real and play-money games, sponsored tours and events, and marketing arrangements for branded poker rooms) comprises almost the entirety of the Corporation’s reported gaming revenues, with the remaining reported gaming revenues generated from certain related real-money gaming revenues, primarily currency conversion fees. For additional information, see the 2016 Annual MD&A and 2016 Annual Financial Statements.

Real-Money Games

The Corporation’s current core real-money gaming offerings are poker, casino and sportsbook, each with its own revenue model.

In poker, players play against each other in either ring games (i.e., games for cash on a hand-by-hand basis) or in tournaments (i.e., players play against each other for tournament chips with prize money distributed to the last remaining competitors) or variations thereof. The Corporation collects a percentage of each pot, or the rake, in ring games and a tournament entry fee for scheduled tournaments and sit and go tournaments, and does not generally have any of its own capital at risk (with an exception being the Spin & Go product where the tournament payout is a randomly determined multiple of the entry fee or buy-in). These amounts are then reduced by applicable VAT in certain jurisdictions and offsets (as described below) to arrive at net gaming revenue.

Online casino offerings typically include the full suite of games seen in a land-based casino, such as blackjack, roulette and slot machines. For these offerings, the Corporation functions similarly to land-based casinos, generating revenue through hold, or gross winnings, as players play against the house, and then these amounts are reduced by applicable VAT in certain jurisdictions and offsets to arrive at net gaming revenue. In online casino, the Corporation believes there is typically lower volatility from the statistical norm versus land-based casinos as there is generally a larger number of bets placed at small denominations.

Sportsbook involves customers wagering on the outcome of sporting events as well as horse and dog races. Like casino offerings, the Corporation generates sportsbook revenues through hold based on a certain margin to ensure that the house has an advantage, and then these amounts are reduced by applicable VAT in certain jurisdictions and offsets to arrive at reported gaming revenue. Like online casino, in online sportsbook, the Corporation believes there is typically lower volatility from the statistical norm versus land-based sportsbook as there are a larger number of bets placed at smaller denominations.

Offsets for each vertical are the portion of gross revenue that the Corporation allocates to incentives and promotions, which are awarded as a result of game play or at the Corporation’s discretion, as applicable, though loyalty programs, free plays, sign-up bonuses, rebates and other rewards and incentives.  Offsets are generally used to acquire new customers and retain and reactivate existing customers.

Play-Money Games

Play-money gaming involves players receiving virtual currency for free, or paying a fee to receive additional virtual currency, which can be used to play certain gaming offerings. Play-money gaming is permitted in various jurisdictions that may not otherwise permit real-money gaming, including the United States. In the future, the Corporation may also generate revenue from advertising through its play-money gaming offering. The Corporation’s current play-money game offering primarily consists of poker, including on PokerStars.net and FullTilt.net and through the social gaming brands Jackpot Poker by PokerStars and Casino Rush by PokerStars. There are no cash prizes or other prizes for monetary value, and in most cases, all the player fees are passed to the Corporation as revenue, unless the games are played through social platforms, in which case the platform operator retains a certain percentage (typically 30%) for distributing the offering. The Corporation’s play-money games may be played through the client interface or through online, television and mobile platforms, including on social gaming platforms.   The net gaming revenue for play-money is the sum of fees paid by customers (net of any percentage of the same retained by the particular platform operators), less applicable VAT in certain jurisdictions and certain promotional costs.

Poker Tours and Events and Branded Poker Rooms

As described above, the Corporation sponsors certain live poker tours and events and has marketing arrangements for branded poker rooms at various locations around the world. The Corporation generates revenue from these sponsorships and marketing arrangements and includes such revenue in net gaming revenue.

Technology Infrastructure and Research and Development

The technology infrastructure used for Amaya’s B2C business was designed to support its growth by having the flexibility and scalability to adapt and conform to the demands and changes in its products and services. Amaya’s product development philosophy is focused on continuous innovation in creating and improving its products and services. In addition, as the Corporation’s user base grows, and the level of engagement from its customers increases, including on mobile devices, the Corporation’s computing will expand. Amaya continuously develops its proprietary platforms and has invested significantly in its technology infrastructure to ensure a positive experience for its customers, not only from an entertainment perspective, but most importantly with respect to security and integrity across business segments and verticals. To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry‑leading practices and systems led by an internal information security group with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund, information and data protection, marketing and promotion, customer support, responsible gaming and loyalty programs. The Corporation also uses third parties to provide cyber security, including, without limitation, anti-virus software, network monitoring software, firewalls, and similar protection. These security and integrity systems routinely review and evaluate attempted breaches of the Corporation’s infrastructure, as well as customer backgrounds, game play, financial and transactional activity and related risks through a variation of management systems, including, without limitation, “know your customer” and related background screening (which collects age and identity information, as well as monitoring against certain prohibited persons and other watch lists), deposit screening, abnormal game play and movement of funds detection, withdrawals screening, collusion detection, bots detection (which detects artificial intelligence-driven game play), multiple account alerts, account restriction and ban detection and a safe mode system (which is based on a customer’s risk profile and limits access to high risk deposit methods). These systems also include controls that, among other things, (i) restrict the use of third-party software components, also known as third-party tools (such as “heads-up displays” and “seating scripts”), for the purpose of collecting additional gameplay information or selecting specific opponents and (ii) prohibit data-mining of certain products (or the practice of accumulating a large set of information, such as poker hand histories, through the use of software as opposed to actual gameplay) for the purpose of analyzing and exploiting another customer’s activity, playing styles and tendencies.  Amaya’s technology infrastructure and software is also subject to rigorous management and certification process testing and meets applicable compliance and regulatory requirements in numerous jurisdictions.  See also “Regulatory Environment — Regulatory Strategy” and “Risk Factors and Uncertainties—Risks Related to the Corporation’s Intellectual Property and Technology.”

The Corporation’s R&D strategy seeks to provide broad market applications for products derived from its technology base. The Corporation’s R&D efforts are focused primarily on the following areas: (i) developing and delivering the Corporation’s pipeline of new products and services; (ii) revitalizing its existing product and services offerings through continued innovation; (iii) developing core technology and platforms for existing and future verticals; (iv) evolving the functionality, security and performance of its offerings and platforms; (v) continuously developing and extending the number of supported client platforms; (vi) developing infrastructure systems to provide the underlying support for the Corporation’s offerings, systems and platforms; (vii) providing a platform and tools for operations and marketing; and (viii) improving development and testing technologies. The Corporation also engages from time to time in longer term fundamental research and may do so in the future either directly or through the funding of third party projects. The Corporation currently dedicates nearly all of its R&D investments to its B2C business.

Markets and Customers

For the year-ended December 31, 2016, Amaya’s revenues were generated almost entirely through the provision of real-money interactive gaming.  Amaya’s brands together currently have approximately 108 million registered customers globally. In addition, the Corporation currently estimates that the PokerStars site holds a significant majority of the global market share of real-money poker player liquidity, or the volume of real-money poker players, and is among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real money online poker site based on, among other things, player liquidity and revenues.  Additionally, the Corporation estimates that Rational Group’s combined online casino, including PokerStars Casino, is currently among the world’s fastest growing and has one of the largest player bases among its competitors.

The gaming industry in general operates in a large, dynamic and growing global market with a variety of segments, including online, mobile and land-based poker, sports betting, casinos, bingo rooms, lotteries and other gaming mediums. According to gaming industry consultants, H2 Gambling Capital (“H2GC”), from 2003 to 2016, the combined global (including markets where Amaya does not currently operate real-money online gaming) interactive gaming verticals, including online and mobile real money poker, casino, sports betting, horseracing, bingo, lotteries and skill-based and other games, have grown from approximately €7.3 billion to €39.6 billion in gross gaming revenues (“GGR”), defined as wagers or rakes plus bonuses, promotions, overlays and loyalty rewards, less prizes or winnings. Of this total, H2GC estimates that in 2016 alone, betting, i.e., horseracing and sports betting, comprised 49%, casino comprised 26%, state lotteries comprised 9%, poker comprised 6%, skill and other gaming and commercial lotteries comprised 5%, and bingo comprised 4%. H2GC estimates that the combined global interactive gaming GGR to grow to approximately €55.3 billion in 2021 (data as at February 16, 2017). This reflects a compounded annual growth rate (“CAGR”) of 6.9% from 2016 to 2021.

Online and mobile gaming operators take advantage of scale and technology to provide gaming to large networks of customers. Originating in the mid 1990’s, online gaming has grown steadily over time with improvements to technology, security and public sentiment coinciding with growth in national regulation of online gaming.

Set forth below is a general overview of the current market for the Corporation’s core products, i.e., real money online poker, casino and sportsbook.

Online poker saw a rapid rise in popularity beginning in 2003 when Tennessee accountant Chris Moneymaker won the main event at the World Series of Poker, a prize of $2.5 million, after winning his entry in a $39 buy-in online satellite tournament on PokerStars. This rise in popularity saw global online poker grow significantly, notably in Europe and North America, until 2010. In 2011, two of the industry’s largest brands, PokerStars and Full Tilt, exited the U.S. market, where they held a significant majority of the online poker market share, impacting global poker player liquidity. Currently, Amaya does not offer its core real-money online poker offering in over 30 jurisdictions around the world, including the United States (except in the regulated market of New Jersey). Amaya’s primary markets for real money online poker include the European Union, certain other jurisdictions in the rest of Europe and the Americas (excluding the United States). Various industry data sources currently estimate that the United States still represents a potential growth opportunity for real-money online poker between 2016 and 2021, subject to more U.S. states regulating online poker, or online gaming or betting more broadly; currently, only New Jersey, Nevada and Delaware have regulated online poker or online gaming. However, in recent years multiple states have considered or are currently considering proposed legislation to regulate online poker or online gaming, including Pennsylvania, Michigan, New York, and California; while the Corporation currently believes more states will regulate online poker or online gaming in the future, there can be no assurance when this will happen, if at all.

Online casino has also seen rapid growth over the past decade, with GGR from the global market growing from €1.8 billion in 2003 to €10.3 billion in 2016 according to H2GC (such estimates include markets where Amaya does not currently operate real-money online casino). As online operators continue to expand content and increase product offerings, and more markets regulate online casino, H2GC forecasts GGR to grow to €13.8 billion in 2021, or at a CAGR of 6.0% from 2016 to 2021. According to H2GC, much of this growth is currently expected to come from Europe.  For compliance and strategic reasons, Amaya currently anticipates that the primary market where Rational Group’s combined online casino offering will be available, when fully rolled out, is Europe, which comprised approximately 61% of the global online casino market in 2016 according to H2GC.

According to H2GC, online betting, comprising horseracing and sports betting, makes up the largest segment of the online gaming market at approximately €19.4 billion in GGR in 2016. As with online poker and online casino, according to H2GC, online sports betting saw significant growth from 2003 through 2016 as technology improved, e-commerce became more mainstream and national regulation of online betting grew (such estimates include markets where Amaya does not currently operate real-money online sportsbook). H2GC estimates online betting will continue to grow, with GGR reaching €26.6 billion in 2021, or at a CAGR of 6.5% from 2016 to 2021. For compliance and strategic reasons, Amaya currently anticipates that the primary market where Rational Group’s online sports betting offering will be made available, when fully rolled out, is the European Union, which comprised approximately 35% of the global online betting market in 2016.

For detailed information regarding the regulatory environment in which Amaya currently operates, Amaya’s current licenses and approvals, and Amaya’s current regulatory strategy, see “Regulatory Environment” below.

Seasonality

Amaya’s business can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the majority of the Corporation’s customers are located, and the related climate and weather in such geographies, among other things, revenues from the Corporation’s operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In online sports betting, fluctuations can also occur around applicable sports seasons with increased customer activity around notable or popular sporting events. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted Amaya’s historical results will repeat in future periods as Amaya cannot influence or forecast many of these factors. For other factors that may cause Amaya’s business and results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Risk Factors and Uncertainties” below and the 2016 Annual MD&A.

Competition

The industries in which Amaya currently operates are highly competitive, constantly evolving and subject to regulatory and rapid technological change. Amaya faces significant competition in all aspects of its business and competes for customers with other online, mobile and land-based gaming and interactive entertainment developers and operators on the basis of many factors, including, without limitation, the quality of the customer experience, brand awareness, reputation, security, integrity and access to other distribution channels. Although the Corporation believes that it competes favorably, its competitors could develop more compelling products, services, content and offerings, which could adversely affect the Corporation’s ability to attract and retain customers. As the Corporation introduces new products, as its existing products evolve, or as other companies introduce new products and services or merge with competitors into larger entities, the Corporation may become subject to additional and/or stronger competition. Amaya’s competitors, whether known or unknown, may also take advantage of large user and customer bases and networks through social networks to grow rapidly. See also “Risk Factors and Uncertainties—Risks Related to the Corporation’s Business”.

There are multiple competitors specializing in offering online and mobile gaming and interactive entertainment products, including developers for online, mobile and social networks, operators of regulated online real-money gaming, live poker tournaments, developers for consoles and other platforms, and other forms of media, content and entertainment. For example, although the Corporation has and continues to be a significant market leader in online poker, it is just beginning its entry into casino and sportsbook, where competition is significant and more formidable. Amaya’s competitors range from small, localized companies to large multinational corporations in the jurisdictions where it conducts business. These competitors include, among others, bet365, William Hill, GVC (including bwin.party), Paddy Power Betfair, 888 Holdings, Kindred Group (including Unibet), Betsson, Ladbrokes, Gala Coral, Sky Betting & Gaming, Winamax, 32Red, Jackpotjoy, Cherry, Mr. Green, LeoVegas and certain government operators and smaller operators in specific regions. Also, there is increasing competition with social and video gaming companies, such as Zynga, Caesars Interactive Entertainment, Playtika, the social gaming divisions of Sony, IGT, Scientific Games, Churchill Downs (including Big Fish), Penn National Gaming, AGS, Aristocrat, Activision Blizzard (including King), and Riot Games, as well as interactive content and media companies, such as Netflix, which provide monetized interactive entertainment offerings that offer competition to real money online gaming companies for time and wallet share of consumers.

Amaya’s ability to compete effectively with its competitors is based on a number of factors, including, but not limited to, its ability to (i)  maintain its strong reputation among its customers and brand awareness through the world, (ii) maintain appropriate liquidity, as applicable, and continue to grow its large customer base and customer engagement across existing and new verticals, (iii) provide comprehensive and varied gaming and entertainment offerings, (iv) provide a superior customer experience, including through appropriate promotions, incentives and customer protections, and best-in-class software development and back-office infrastructure, customer service, payment processing, security and integrity, as applicable, and (v) develop products and offerings designed for distribution across multiple channels and to new, large audiences with superior functionality and efficient implementation, including through the use of innovative architecture and technologies that the Corporation believes will result in a higher degree of customer acceptance and player preference. See above under “—Online and Mobile Poker—PokerStars” for additional information regarding Amaya’s improvements in the poker ecosystem to benefit and attract recreational players and improve the overall customer experience.

Manufacturing and Supply Chain Management

The Corporation primarily develops and produces its products and services internally through, among other resources, internal engineering teams, software architects, internal network operations teams and production operations staff. Amaya’s development and production includes, without limitation, software development and quality assurance, hosting of software within the Corporation’s data centers and transit points of presence, development of network infrastructure and operations monitoring and maintenance of its products and services. The Corporation engages third parties to assist in development and production on an as-needed basis.

As applicable, the Corporation seeks to negotiate competitive pricing with its third-party service providers and suppliers, and generally believes that the availability of software, components and other supplies that it uses are adequate and can be sourced from more than one provider or supplier.

For additional information, see also “—Technology Infrastructure and Research and Development”, “—Human Resources” and “—Facilities”.

Intellectual Property Rights

The development and protection of intellectual property is a core part of the Corporation’s business strategy and a key element to its success. The Corporation believes that its intellectual property rights currently provide broad and comprehensive coverage for its products and services. Since inception, the Corporation has followed a policy and practice of protecting its intellectual property rights in its core business areas through a combination of patents, copyrights, industrial designs, trademarks and trade secret laws, and generally through contractual provisions with third parties who have access to or are otherwise involved in the creation or development of its intellectual property. These protections generally include non-disclosure and confidentiality policies and provisions and the use of appropriate intellectual property ownership and assignment provisions and restrictive covenant agreements with, among others, the Corporation’s employees, contractors, consultants, manufacturers, suppliers, customers and stakeholders. The Corporation actively seeks to protect and enforce its intellectual property rights to prevent unauthorized use by third parties, including through applications for injunctive relief and litigation, as necessary.

In addition, the Corporation seeks to preserve the integrity and confidentiality of its data, trade secrets and know-how by maintaining the physical security of its facilities and the electronic security of its information technology systems. Measures taken by the Corporation to maintain confidentiality of its facilities and systems include the use of monitoring methods to prevent third party access to confidential information and certain software, such as the underlying source code, as well as systems, practices and procedures designed to prevent unauthorized third party access to such information and software. While the Corporation has confidence in these individuals, organizations and systems, the Corporation’s security measures may be breached, and legal recourse may not provide adequate remedies for any such breach.

The Corporation’s active intellectual property portfolio currently contains, among other rights, approximately 31 issued patents, 45 patent applications, 513 registered trademarks, 325 trademark applications and 22 industrial designs. In addition, the Corporation currently owns approximately 7,800 domain names, as well as unregistered intellectual property, which includes copyright works, such as source codes, software codes, logos, audio-visual elements, graphics, original music, story lines, interfaces, advertisements, films and videos, copyrights and databases (including customer lists), unregistered trademark rights, confidential information and trade secrets. Issued and registered rights (and applications for such rights) are held by the Corporation in numerous jurisdictions around the world, including the United States, Canada, Europe, Russia, certain Latin American countries, China and certain Australasian countries. The terms and extent of protection afforded under the Corporation’s issued and registered rights or unregistered rights vary depending on the jurisdiction and, as applicable, the date of filing.

The Corporation’s patent strategy focuses on protecting novel elements of its technology design covering the principal jurisdictions where the Corporation currently carries on business and where it believes filing for such protection is strategically, commercially, technologically or otherwise, appropriate and beneficial. These elements include, among others, core design features, implementation technologies and inventions and developments of games, in each case, where possible. In addition to the issued patents mentioned above, the Corporation has pending patent applications in the United States and certain key commercial foreign countries, such as Canada and in Europe, and files new patent applications as and where it deems appropriate. The actual protection afforded by a patent depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the applicable jurisdiction.

In addition to patent rights, the Corporation has registered trademarks or trademark applications for, among other things, its primary brands, including Amaya, PokerStars, PokerStars Casino, BetStars, Full Tilt, and related brands, as well as its live poker tours in more than 40 jurisdictions around the world where the Corporation believes there is a commercial benefit for having such registrations. The Corporation continuously monitors its trademark portfolio and files new registration applications as and when it deems appropriate.

To complement the Corporation’s owned intellectual property, the Corporation has in the past and may in the future enter into brand licensing agreements with various third parties to develop product offerings based on their respective marks, characters and themes. Amaya believes that its use of licensed brand names and related intellectual property may contribute to the appeal and success of its products. These licensing agreements may be subject to various conditions and typically involve Amaya paying royalties to each licensor. Licensors also typically have the right to inspect and approve the use of licensed property.

The source code for the Corporation’s software is generally protected under trade secret law and confidential information law, as the case may be in a particular jurisdiction, as well as applicable copyright law. The Corporation recognizes, however, that effective protection may be limited or not available in some countries in which it offers its products and services. The Corporation licenses the use of its software to end-users, which may provide additional protection through the use of contractual provisions in the applicable license agreements. In particular, these licenses contain, among other restrictions, customary provisions prohibiting the unauthorized reproduction, disclosure, reverse engineering and transfer of the Corporation’s licensed software and related intellectual property. Moreover, any licensing of the Corporation’s core intellectual property and brands is on what the Corporation believes to be strict licensing terms, with licenses being non-exclusive and limited in duration and scope.

The Corporation also seeks to protect its copyright works through either or both the registration of such works with applicable governmental authorities (where available and it deems registration strategically beneficial) and reliance on international treaties. The Corporation believes that such protection is adequate for its purposes in the jurisdictions in which it operates, or currently expects to operate in the near term. Similar to its other intellectual property rights, the Corporation continuously monitors its copyright portfolio and updates its policy regarding the registration of copyrights to seek the appropriate protection available under applicable laws.

In addition, the Corporation also enters into various types of licensing and transfer agreements related to technology and intellectual property rights. The Corporation enters certain of these agreements to obtain rights that may be necessary to produce and sell its products and services. The Corporation may also license its technology and intellectual property to third parties through various licensing agreements.

Notwithstanding the Corporation’s efforts to protect its intellectual property, the Corporation may not be successful in obtaining the patents, trademarks, industrial designs and other protections for which it has applied. Amaya’s issued patents and registered intellectual property rights and those that may be issued or registered in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit Amaya’s ability to stop competitors from marketing related products or services or the length of term of protection that Amaya may have for its products or services. Despite efforts to protect its proprietary rights, third parties may infringe on the Corporation’s intellectual property rights and in such situations the Corporation may be required to defend such rights. The defense of such rights may divert management’s attention to the business and involve a significant expense, and the Corporation may not be successful in defending its rights. In addition, others, including Amaya’s competitors, may be able to independently develop substantially equivalent intellectual property, and the rights granted to Amaya under any of its issued or registered intellectual property, or future rights, may not provide it with any meaningful competitive advantages against these competitors. See also “Risk Factors and Uncertainties” below.

Regulatory Environment

General

The offering and operation of online and mobile real-money gaming platforms and the development and use of gaming-related software are subject to extensive regulation and approval by various federal, state, provincial and foreign authorities (collectively, “gaming authorities”). Gaming laws generally require the Corporation to obtain licenses or findings of suitability from gaming authorities, including for each of the subsidiaries of the Corporation engaged in these activities, and certain of the Corporation’s directors, officers, employees and, in some instances, significant shareholders (typically beneficial owners of more than 5% of a company’s outstanding equity). The criteria used by gaming authorities to make determinations as to qualification and suitability of an applicant varies among jurisdictions, but generally require the submission of detailed personal and financial information followed by a thorough investigation. Gaming authorities have broad discretion in determining whether an applicant qualifies for licensing or should be found suitable. Gaming authorities generally look to the following criteria when determining to grant a license, approval or finding of suitability, including (i) the financial stability, integrity and responsibility of the applicant, (ii) the quality and security of the applicant’s online real-money platform and gaming equipment and related software, as applicable, (iii) the past history of the applicant, and (iv) the effect on competition. Gaming authorities may, subject to certain administrative proceeding requirements, (i) deny an application, or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, and (ii) fine any person licensed, registered or found suitable or approved.

If any director, officer, employee or significant shareholder of the Corporation fails to qualify for a license or approval or is found unsuitable (including due to the failure to submit required documentation) by a gaming authority, the Corporation may deem it necessary, or be required, to sever its relationship with such person, which may include terminating the employment of any such person or divesting any such person of any interest in the Corporation, as permitted under the redemption provision in the Corporation’s articles.

Gaming authorities have the right to investigate any individual or entity having a relationship to, or involvement with, the Corporation or any of its subsidiaries, to determine whether such individual or entity is suitable as a business associate of the Corporation. In addition, certain gaming authorities monitor the activities of the entities they regulate both in their respective jurisdiction and in other jurisdictions to ensure that such entities are in compliance with local standards on a worldwide basis.

As a regulated entity, the Corporation is required to maintain strong corporate governance standards and is required to, among other things, maintain effective internal controls over its financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping, file periodic reports with gaming authorities and maintain strict compliance with various laws and regulations applicable to it. In addition, there are various other factors associated with gaming operations that could burden the Corporation’s business and operations, including, without limitation, compliance with multiple, and sometimes conflicting, regulatory requirements, jurisdictional limitations on contract enforcement, foreign currency risks, certain restrictions on gaming activities, potentially adverse tax risks and tax consequences, including, without limitation, the imposition of new or additional taxes, such as additional corporate tax, value-added taxes (“VAT”), point of consumption taxes (“POC”) and gaming duties, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which the Corporation and its licensees operate or otherwise offer their products and services. Any or all of such factors could have a material adverse effect on the Corporation’s business, operating results and financial condition. See also “Risk Factors and Uncertainties—Risks Related to Regulation” below.

Regulation of the Corporation’s Business

Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, which is currently its primary market, North America and elsewhere. In particular, and as of the date hereof, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

The Corporation views its applicable gaming licenses and approvals in two categories: (i) jurisdictions where it maintains a local license, permission, approval or authorization for, or through a third party relationship is, offering real-money online gaming products and services within such jurisdiction; and (ii) jurisdictions where its real-money online gaming products and services are offered pursuant to a “multi-jurisdictional” license. See also “Regulatory Environment—Regulatory Strategy” below.

Local Licenses and Approvals

Set forth below is an overview of certain of Amaya’s various local licenses and approvals, including through third parties, as it relates to the operation of its real-money online gaming offerings. With the exception of Spain (.es), Italy (.it), France (.fr), Portugal (.pt) and the State of New Jersey (pokerstarsnj.com), which are segregated markets for the purpose of liquidity, poker customers in the other listed jurisdictions are permitted to participate in the Corporation’s shared-liquidity global player pool on its .com and .eu sites. Applicable gaming duty and/or VAT is payable on the Corporation’s revenue from online gaming offered through these licenses and approvals.

Belgium

The Belgium Gaming Commission (the “Belgian Commission”) is responsible for issuing gaming licenses for the operation of games of chance, and ensuring the proper supervision of these games and the implementation of any regulation promulgated under applicable law. Belgian law generally prohibits the operation of a gaming establishment or the offering of gaming in any form, in any place, or in any direct or indirect way, unless a license is granted by the Belgian Commission in accordance with the Belgian law.

Gambling Management S.A., the owner and operator of Casino de Namur in Belgium, was granted a license to operate and offer online gaming through one of Amaya’s domain names. Casino de Namur partnered with Amaya to offer online gaming to customers in Belgium. On April 20, 2011, one of the Corporation’s subsidiaries was awarded a ten-year Class E gaming license as a service provider to Gambling Management S.A.

Bulgaria

In Bulgaria, the State Commission for Gambling (“Bulgarian Commission”) issues and maintains licenses for “gambling games” including online casino games. A license for organizing online betting must explicitly state the intended gaming activity by the holder, and may not be transferred. Bulgaria requires that the licensee be registered in a European Union member state, another state signatory to the European Economic Area Agreement, or in the Swiss Confederation. The licensee must also appoint an authorized representative with an address in Bulgaria, with the authority to represent the licensee before state authorities or Bulgarian courts. The Bulgarian Gambling Act also requires that certain communication equipment must be located in Bulgaria for reporting purposes.

On February 18, 2014, one of Amaya’s subsidiaries was awarded a license to offer online poker and casino to Bulgarian residents. The license is valid for 10 years.

Czech Republic

Under the Act on Gambling Coll. 186/2016, the State Supervision of Gambling and Lotteries Department of the Ministry of Finance of the Czech Republic (the “MFCR”) maintains the licensing procedure for individuals and entities seeking to provide betting and online casino services to customers in the Czech Republic. The MFCR defines online casino services as “an internet game, the gambling participant shall play against the operator’s software-based gaming system or against another person mediated by that system.” Online casino games can include “Technical Games”, which are games of chance operated via a technical device directly handled by the bettor, such as slot reel games, and “Live Games”, which include roulette, card games, and games operated in the form of a tournament.

On January 28, 2017, one of the Corporation’s subsidiaries was granted a six-year license to provide online casino and poker games to customers in the Czech Republic, which will expire on January 27, 2023.

Denmark

Under the Danish Gambling Act, the Danish Gambling Authority (the “DGA”) maintains the licensing procedure for individuals and entities looking to provide betting and online casino services to customers in Denmark. The DGA defines online casino services as “those where the player and operator do not meet physically, for instance where games are sold via the internet, telephone or television.” Online casino games can include roulette, blackjack, baccarat, punto banco, poker and “combination games”. A license to operate online casino services is valid for a term of five years. If the applicant has not yet obtained the required certifications for its gaming system through testing, the DGA will issue a fixed-term one-year license until such certifications are complete.

One of the Corporation’s subsidiaries renewed a five-year license to provide online casino and poker games that will expire on December 31, 2021 and was granted a five-year license to provide online sportsbetting that will expire on November 30, 2020.

Estonia

The Estonian Tax and Customs Board maintains responsibility for the issuance of activity licenses and operating permits for gaming and lotteries to customers in Estonia, and also acts as the gaming supervisory agency in Estonia. The Estonia Gambling Act, RT I 2008, 47, 261 (the “Estonia Gambling Act”) was enacted to establish elevated requirements for gaming operators, provide measures for the protection of players, and reduce the negative consequences of gaming and its impact on society. “Remote gambling” under the Estonia Gambling Act is generally defined as the gaming organization of gambling where the outcome of the game is determined by an electronic device, and the player can participate in the game by electronic means of communication, including telephone, internet and media services.

On August 18, 2010, one of Amaya’s subsidiaries was awarded an activity license which became effective on August 23, 2010. Activity licenses are generally valid for an unspecified period of time. On September 20, 2010, that subsidiary was further awarded an operating permit for the organizing of games of chance in the form of remote gambling concerning one of Amaya’s domain names. This operating permit, which was subsequently renewed in September 2015, is valid through September 21, 2020.

France

The Collège De L’Autorité de Régulation des Jeux En Ligne (the “ARJEL”) oversees gaming licensing with respect to customers in France. Act No. 2010-476 of 12 May 2010 authorized online gaming with respect to customers in France for betting on sports, horse races, and circle games. Each type of online gaming requires a separate license. Government decrees and orders are also a part of the French regulatory system. The decrees and orders that the Corporation believes are relevant to its business, address, among other topics, changes of control, customer accounts, and the licensing process.

One of the Corporation’s subsidiaries renewed a five-year license granted by ARJEL for online poker games that will expire on June 24, 2020. On June 7, 2016, one of Amaya’s subsidiaries was granted a five-year license by ARJEL for sports betting.

Germany - Schleswig Holstein

The German state of Schleswig Holstein issued a license to one of the Corporation’s subsidiaries pursuant to a law adopted in 2012 that regulated and licensed online gaming. Although the law has since been repealed, the Corporation’s license will remain valid until December 21, 2018. Under such license, and only until the expiration date, which may not be extended, Amaya currently offers poker games and certain casino games to customers in Schleswig Holstein.

Greece

In Greece, the Hellenic Gaming Commission (the “HGC”), in partnership with the Greek Ministry of Finance (the “Greek Ministry”) is responsible for regulating and supervising the online gaming industry. In 2011, the Greek government enacted new legislation relating to all forms of gaming (the “Greek Gambling Act”). Under the Greek Gambling Act, companies that have been licensed by the Greek Ministry through public tenders are authorized to offer online gaming. The Greek Gambling Act also allows for companies that hold licenses in other member states of the European Union to apply for interim temporary licenses, valid until the formal licenses are awarded. The HGC issued twenty-four temporary licenses under the Gambling Act.

In November 2013, Amaya partnered with Diamond Link Ltd., a Maltese entity (“Diamond Link”), to allow Greek customers to utilize Amaya’s product offerings. Diamond Link is one of the twenty-four temporary license holders in Greece, and through Amaya’s partnership, two of Amaya’s websites operate under that authorization.

Ireland

In Ireland, sports betting services are licensed through the Irish National Excise Licence Office and the Corporation’s Malta licenses (discussed below) as a result of changes made to the Irish tax code in 2015. In July 2015, a subsidiary of the Corporation received a license from the Irish National Excise Licence Office to provide online sports betting to customers in Ireland. The license is valid for two years.

Italy

Currently, L’Amministrazione Autonoma dei Monopoli di Stato (the “AAMS”) regulates gaming with respect to customers in Italy. Since July 2002, the AAMS has been authorized to govern the Italian gaming industry. All operators, both foreign and domestic, are required to obtain a license from the AAMS to provide online gaming services to residents in Italy. Applicants based in the European Economic Area (“EEA”), or those with an EEA passport, are eligible for a license.

On December 17, 2010, a concession to operate, among other things, poker, casino and sports betting in Italy was awarded to one of the Corporation’s subsidiaries. This license was supplemented in March 2011, and was set to expire on June 30, 2016. The Corporation filed a renewal application for the license and is permitted to continue operating until the renewal is processed; there can be no assurance that such renewal will be granted.

Portugal

Under the Online Gambling and Betting Legal Regime (the “OLR”), approved by Decree Law No. 66/2015, the Serviço de Regulação e Inspeção de Jogos, or the Gambling Inspection and Regulation Service (the “SRIJ”), is responsible for the control, inspection and regulation of gambling activities, including through any electronic, computer-based, telematic or any other interactive means (i.e., online gaming).

On November 25, 2016, one of the Corporation’s subsidiaries was granted a three-year license to offer certain online poker and casino games to customers in Portugal, which will expire on November 24, 2019.

Romania

In Romania, the Oficiul National pentru Jocuri de Noroc (the “ONJN”) issues and maintains licenses for online gaming. In August 2015, one of the Corporation’s subsidiaries was awarded an interim license by the ONJN to offer online casino, poker and sports betting to customers in Romania. The interim license was valid for one year and on August 12, 2016, the ONJN awarded the Amaya subsidiary a full license for organizing remote gambling games, which is valid for ten years and allows such subsidiary to provide online poker, casino and sports betting to customers in Romania.

Spain

In Spain, gaming is traditionally regulated by the seventeen autonomous regions within each of the respective territories. Spain’s Gambling Act (the “Spanish Gambling Act”) became effective on May 29, 2011, in order to, among other things, regulate online gaming nationwide. The Spanish Gambling Act covers “gaming operations through electronic, interactive, and technological means” including the internet, television, mobile phones, and land lines. The types of gaming activities controlled under the Spanish Gambling Act include sports betting, horse racing betting, raffles, competitions, and “other games,” which includes poker and casino games. The Spanish Gambling Commission is responsible for enforcement of the Spanish Gambling Act and has sanctioning authority.

The Spanish Gambling Act establishes two categories of licenses: general and single, as well as a permit for offering occasional games. A general license is required to offer certain types of betting games, raffles, and games categorized as “other games.” General licenses are valid for a ten year term, and may be renewed for additional ten year periods. The Spanish Gambling Commission offers general licenses through a competitive and public process. The Gambling Act requires applicants to apply for provisional registration in the General Register of Gambling Licenses prior to requesting a call, or public notice of application, for a general license. The Gambling Act grants the Spanish Gambling Commission the authority to restrict the number of licenses awarded for each type of game based on public interest and whether a company requests a call, in each case allowing the Spanish Gambling Commission to control the license review and authorization process. If the number of licenses for a particular type of game is restricted, the licenses offered during that call are not automatically renewable.

On June 1, 2012, one of Amaya’s subsidiaries was granted a general license for the development and operation of games in the “Other Games” category and a singular license for the offering of online poker. The same subsidiary is also authorized to conduct the advertising, sponsorship and promotion of the games authorized by the licenses. This general license is valid for a ten year term and the singular license is valid for a five year term. This subsidiary has also been granted singular licenses for blackjack, roulette and sportsbetting and a general license for sportsbetting. The licenses for blackjack and roulette expire on February 2, 2018. The sportsbetting licenses expire on June 2, 2025 and June 2, 2020, respectively.

United Kingdom

Gaming with respect to customers in the United Kingdom is regulated by the Gaming Act 2005 (the “UK Act”). The UK Act established the Gambling Commission as the regulator that is responsible for granting licenses to operate as well as overseeing compliance with the UK Act. In 2014, the Gambling (Licensing and Advertising) Act 2014 was passed by Parliament which required all remote gambling operators serving UK customers and advertising in the UK to obtain a license from the UK Gambling Commission.

On November 1, 2014, one of Amaya’s subsidiaries obtained a continuation license issued by the UK Gambling Commission and on March 18, 2015 a final license was granted. So long as the applicable license fees are paid, Amaya remains compliant with applicable UK licensure requirements and the license is not suspended, revoked or otherwise surrendered, Amaya expects that the license will remain valid indefinitely.

United States

Generally, intrastate online gaming is lawful in the United States provided the relevant gaming complies with the Unlawful Internet Gambling Enforcement Act and the particular state has enacted legislation or otherwise properly authorized the same. Further, the Federal Wire Act of 1961 (the “Federal Wire Act”) makes it unlawful to use electronic communications to make interstate bets or wagers, or transmit information that assists in making such bets or wagers, on any sporting event or contest. In December of 2011, the United States Department of Justice (the “DOJ”) issued an opinion from its Office of Legal Counsel indicating that it is the official opinion of the DOJ that the Federal Wire Act “prohibits only the transmission of communications related to bets or wagers on sporting events or contests. More specifically, “interstate transmissions of wire communications that do not relate to a ‘sporting event or contest’ [. . .] fall outside of the reach of the Wire Act.” Pursuant to this guidance, the legislatures of New Jersey, Nevada and Delaware authorized intrastate online gaming, provided that the gambling does not concern a sporting event or contest. More detail on the regulatory scheme in New Jersey, where the Corporation currently holds a transactional waiver, is provided directly below.

New Jersey

The provision of online gaming, and other aspects of casino gaming in New Jersey, are subject to the requirements of New Jersey Casino Control Act (the “NJ Act”) and the regulations promulgated thereunder. Under the online gaming legislation, third party companies may provide services to casino licensees to facilitate the conduct of online gaming, including website hosting, and the provision of game content. Such service providers must first obtain a casino service industry enterprise (a “CSIE”) license. The New Jersey Division of Gaming Enforcement (the “NJ DGE”) has the responsibility to investigate all license applications and to prosecute violations of the NJ Act.

Due to the length of investigative time prior to issuing of a plenary CSIE license, the New Jersey regulations allow a CSIE applicant to petition the NJ DGE for a transactional waiver which allows a CSIE applicant to conduct business with a casino licensee prior to the issuance of a license at the discretion of the NJ DGE and subject to certain conditions.

Certain subsidiaries of the Corporation were issued an initial six-month transactional waiver on September 30, 2015 in relation to an agreement entered into with Resorts Casino Hotel in Atlantic City, New Jersey to conduct online gaming in the state.  Additional six-month renewal transactional waivers have been granted to these subsidiaries to continue operations with the most recent transactional waiver granted on September 30, 2016 and valid until March 30, 2017. The transactional waiver may be renewed in six-month intervals until a full, five-year license is issued; there can be no assurance that such a license will be issued. The transactional waiver contains certain conditions, including, without limitation, prohibiting certain individuals from having any relationship with the Corporation and informing the NJ DGE of various actions of such individuals, providing the NJ DGE with notice of certain corporate actions and copies of records relating to the same, and providing certain inspection rights to the NJ DGE.  In connection with the initial grant of the transactional waiver, the Corporation was also required to escheat certain funds to the State of New Jersey and separate certain individuals from employment.

Multi-Jurisdictional Licenses

The Corporation, through certain subsidiaries, holds licenses in Malta and the Isle of Man, which are often referred to as “multi-jurisdictional” or “point-of-supply” licenses. Where online gaming products and services are offered under a multi-jurisdictional license and supplied to a customer in another jurisdiction, it is done so on the basis of the established industry position that provision of such products and services, generally, takes place where the operator’s server and/or the operator itself is established and located. Amaya relies on its supply of online gaming products and services being licensed or approved within the jurisdiction of origin (i.e., Malta or Isle of Man) as the rationale for continuing to offer its products and services into other jurisdictions where either such jurisdictions have not established a regulatory and licensing framework for online gaming or where the inward supply of content from outside of its jurisdictional boundaries are not clearly prohibited by the law of such jurisdiction. Set forth below is an overview of Amaya’s multi-jurisdictional licenses.

Isle of Man

Under the Online Gambling Regulation Act 2001, the Isle of Man Gambling Supervision Commission (the “GSC”) maintains responsibility for the regulation and supervision of all online gaming activities in the Isle of Man, and for investigating the character and financial status of any person applying for or holding a license in connection with online gaming. The GSC is authorized to grant a license to conduct online gaming to a company if the GSC is satisfied: (i) that the company is under the control of persons of integrity; (ii) as to the beneficial ownership of the share capital of the company; (iii) that the activities of the company are under the management of persons of integrity and competence; and (iv) that the company has adequate financial means available to conduct online gaming. Licenses are generally valid for a maximum of five years. The GSC may revoke a license if the licensee fails, at any time, to meet any of the initial licensure requirements. The GSC may suspend or revoke a license if the holder of the license or designated official is convicted of certain offenses, or is convicted “by a court in any country or territory in the world of an offense punishable (in that country or territory) in the case of an adult by custody for an unlimited period or a term of two years or more.” The license may also be suspended or revoked for other reasons, including the failure to pay required fees, failure to comply with license conditions or obligations.

One of the Corporation’s subsidiaries holds a license issued by the GSC allowing the Corporation to provide poker, casino and betting products and services. The license was renewed on March 10, 2014 and expires on March 9, 2019. Gaming duty is payable in the Isle of Man on the Corporation’s worldwide gaming revenue.

With the exception of the United States, outside the European Union, the Isle of Man license granted to one of the Corporation’s subsidiaries generally permits the applicable entity to operate and accept customers in various jurisdictions around the world where no national regulatory and licensing system specifically requires licensure by foreign operators. For example, the Corporation’s online poker and casino products and services are currently accessible in Russia pursuant to its Isle of Man license. Federal Russian Law No.244-FZ (“Law 244”) limits the operation of gambling activities in the territory of the Russian Federation but it is not clear whether offering remote online gaming from websites and servers established outside of Russia is considered as an activity taking place “in Russia.” Russian courts have generally taken a very narrow approach to the extra-territoriality of Russian law, including Law 244, and in certain internet service provider blocking cases determined it would not be possible to take direct enforcement action against companies outside of Russia and that operators of foreign online gaming websites cannot be held liable in accordance with Russian law because they do not operate in Russia and Russian courts do not have jurisdiction over them.

Malta

Under the Maltese Lotteries and Other Games Act 2001 and the Remote Gaming Regulations (S.L. 438) (collectively, the “Maltese Regulations”), the Malta Gaming Authority (the “Maltese Authority”) regulates all aspects of gaming in Malta. Pursuant to the Maltese Regulations, any person who operates, promotes, sells, supplies or manages interactive gaming in or from Malta must obtain the appropriate license from the Maltese Authority. The Maltese Authority issues four classes of Remote Gaming Licenses: (i) a Class 1 Remote Gaming License which is a remote gaming license; (ii) a Class 2 Remote Gaming License - remote betting office license; (iii) a Class 3 Remote Gaming License - license to promote and/or abet remote gaming from Malta; and (iv) a Class 4 Remote

Gaming License - license to host and manage remote gaming operators, excluding the licensee. The above-referenced licenses or an authorized equivalent from a European Economic Area jurisdiction approved by the Maltese Authority are required to operate, promote, sell, or abet internet gaming in or from Malta.

Two of the Corporation’s subsidiaries hold an aggregate of 9 licenses issued by the Maltese Authority, including Class 1, Class 2, Class 3 and Class 4 licenses, which enables such subsidiaries to offer all respective products and services listed above. Absent any renewals or extension under the terms of the governing licensing agreements, the Class 1 license is set to expire on November 13, 2019, the Class 2 license is set to expire on January 20, 2020, the Class 3 license are set to expire on December 22, 2021 and the Class 4 license is set to expire on December 22, 2021. Gaming duty is payable in Malta on the Corporation’s revenue from online gaming offered through this license. With respect to online gaming offered under this license to customers in certain other jurisdictions, the Corporation also pays applicable gaming duty or VAT in those jurisdictions.

In accordance with European Union law, the Corporation’s Maltese licenses authorizes its subsidiaries to provide online gaming services to other European Union member states in compliance with established European Union rules and principles on the free movement of services, unless those countries have an independent regulatory and licensing scheme that require the Corporation to be licensed (or do not recognize the Malta license for valid and legitimate reasons). For example, the Corporation’s online poker, casino and sports betting products and services are accessible by customers in Germany pursuant to its Maltese licenses. In broad terms, the ‘Glücksspielstaatsvertrag’ or Interstate Treaty on Gambling of 1 July 2012 (the “Treaty”) provides for Germany’s 16 states to assume responsibility for aspects of gambling regulation and attempts to maintain the state monopoly on lotteries, prohibits the offering of online casino games (including poker), and permits the licensing of up to 20 sports betting operators, with all licenses subject to expiration in 2019. German authorities, however, have been reluctant to initiate action relating to the German Criminal Code’s provisions regarding unlicensed remote gaming services due to uncertainty over the compatibility of the Treaty with the Treaty on the Functioning of the European Union (“TFEU”), most notably pursuant to a February 2016 decision of the Court of Justice of the European Union (“CJEU”) citing the incompatibility of the Treaty with the TFEU on the basis it does not observe the principles of equal treatment and non-discrimination on grounds of nationality and the consequent obligation of transparency pursuant to European Union rules and principles. The CJEU’s judgment also called into question regulation of online gaming in Germany as a whole, demanding clear licensing criteria. Given the CJEU’s position in February 2016, Amaya currently believes that it is justified in deriving revenue from the Corporation’s online poker, casino and sports betting services from German customers using its Maltese licenses on the basis of the Treaty’s incompatibility with Germany’s obligations under the TFEU. For information on the Corporation’s operations in the State of Schleswig Holstein in Germany, see above.

Regulatory Strategy

Amaya seeks to ensure that it obtains all permits, authorizations, registrations and/or licenses necessary to develop and offer its products and services in the jurisdictions in which it operates, where its customers are located and/or where it is otherwise required to do so.  In particular, Amaya intends to seek licensure with respect to more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes and generally following a determination by the European Commission that such national regulatory frameworks are compliant with European Union law. Outside of the European Union, Amaya anticipates there may be a potential for regulation of online gaming, including online poker, casino and/or sportsbook, and that this may result in potential licensing or partnerships with private operators or governmental bodies with respect to various jurisdictions. Amaya supports regulation of online gaming, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators, and the industry as a whole. Amaya strives to work with applicable governmental authorities to develop regulations that it expects would protect consumers, encourage responsible gaming, ensure efficient taxation and promote regulated gameplay. Amaya also strives to be among the first of the licensed operators to provide online gaming to customers in newly-regulated jurisdictions, in each case to the extent it would be in furtherance of Amaya’s business goals and strategy and in compliance with its policies and procedures.

Amaya also seeks to ensure that its systems, products and services comply with all the regulations and guidelines published by the jurisdictions in which it operates and/or where its customers are located. The Corporation works with regulatory and governmental bodies, and its products, including the software and technological infrastructure underlying the same, undergo comprehensive, exhaustive and rigorous testing by such regulatory and governmental bodies, as well as by independent industry leading internal and third-party testing, accreditation and certification laboratories (including, without limitation, GLI and BMM) to ensure, among other things, security, conformity to applicable regulations and game integrity. The Corporation seeks to meet or exceed best operational and customer protection practice requirements, each with a particular emphasis on fair and responsible gaming.

Amaya further seeks a zero tolerance approach to money laundering, fraud and collusion and works with regulators and law enforcement globally on such matters. Amaya believes that it has a robust and extensive anti-money laundering policy and framework in effect, and conducts customer due diligence and background investigations while routinely monitoring customer activity (including, without limitation, deposits, cashouts, customer-to-customer transfers and game play), all in accordance with applicable rules and laws. Amaya also has a dedicated compliance team that works with the Corporation’s employees and various departments to implement routine business activity monitoring and seeks to ensure that the Corporation complies with its regulatory obligations under its licenses, as well as all applicable anti-money laundering, anti-fraud and anti-collusion rules and laws. For further information regarding Amaya’s regulatory strategy and its commitment to ethical business conduct, see “Business of the Corporation—Technology Infrastructure and Research and Development” and “Directors and Officers—Ethical Business Conduct”.

Other Regulatory Considerations

The Corporation handles, collects, stores and uses certain personal information of its customers, which is subject to the laws relating to the protection and security of privacy and data that apply in various jurisdictions in which it operates and/or where its customers are located, particularly across Europe. Data and information protection laws, require, among other things, that entities collecting and processing such personal information do so fairly and lawfully, that they obtain the consent of the individuals whose personal information is being used (especially in relation to the use of sensitive data and information), that the purpose for which such personal information will be used will not exceed or extend beyond the purpose for which such consent was first obtained and that adequate technical and organizational safeguards are put in place to protect the storage and use of such personal information, including any transfers of the same.  Failure to comply with applicable laws on data and information protection and privacy can give rise to regulatory sanctions, fines and, in certain limited cases, criminal liability. As a result, the Corporation provides and updates its privacy statements as well as its terms and conditions for use of its products and services on its sites, all in accordance with its obligations under the relevant privacy and data and information protection legislation.

The Corporation is also subject to numerous other domestic and foreign laws and regulations. See also “Risk Factors and Uncertainties—Risks Related to Regulation—The Corporation’s business is subject to complex and evolving domestic and foreign laws and regulations regarding the Internet, privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Corporation’s business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm its business.”

Responsible Gaming

Amaya is committed to responsible gaming practices and seeks to provide its customers with the resources and services they need to play responsibly, including, without limitation, through its dedicated responsible gaming department. These practices, resources and services include, without limitation, deposit limits, table and game play limits, voluntary restrictions on access and use of certain games, temporary self-exclusion and cooling off periods, and voluntary permanent exclusions from Amaya’s services, sites and applications. Amaya has also partnered with various responsible gaming organizations around the world that conduct research and offer education and direct counselling for players. These organizations include GameCare and Responsible Gaming Trust in the United Kingdom, Adictel in France, Tactus in the Netherlands, FEJAR in Spain, the National Council of Problem Gambling in the United States, Responsible Gaming Council in Canada and GamblingTherapy.org worldwide.

Human Resources

As of December 31, 2016, the Corporation had approximately 1,778 employees of which approximately 1,219 were located in Europe, approximately 288 were located in Canada, approximately 61 were located in the United States, approximately 200 were located in Latin America, and approximately 10 were located in Australasia. These employees provide services in either general and administration, marketing, operations, including customer support and services, or information technology and R&D capacities, with operations comprising the largest department. Although the number of employees had decreased by approximately 213 during 2016, primarily as a result of the Corporation’s operational excellence program, as part of the same program and other initiatives, the Corporation was actively seeking to hire approximately 200 employees, with approximately 60 of such positions being filled, but just awaiting a start date as a result of a reassignment or otherwise. Although certain of Amaya’s employees in Italy may be party to collective bargaining or related agreements and certain of Amaya’s employees in the European Union may be represented by labor unions, to its knowledge, the vast majority of its employees are not. However, the Corporation has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

The Corporation has numerous policies and practices, including, without limitation, a Code of Business Conduct, a Disclosure, Confidentiality and Trading Policy, an Anti-Bribery Policy, an Anti-Fraud Policy and a Whistleblower Policy, that are collectively designed to deter and detect wrongdoing and promote, among other things, legal, honest, ethical, healthy and safe conduct, good governance, and transparency and effective communication between and among employees, management and the public. The Code of Business Conduct and Amaya’s Anti-Bribery Policy, as applicable, also provide rules and guidelines regarding compliance with Canada’s Corruption of Foreign Public Officials Act (the “CFPOA”), the U.S. Foreign Corrupt Practices Act (the “FCPA”), and any local anti-bribery or anti-corruption laws that may be applicable, such as the U.K. Bribery Act (2010) (the “U.K. Bribery Act”) and the

Isle of Man Bribery Act (2013) (the “IOM Bribery Act”), and to evidence Amaya’s commitment to full compliance, including compliance by its officers, directors and employees, therewith. The Corporation is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that is in compliance with applicable law, its Code of Business Conduct and applicable internal policies. See also “Directors and Officers—Ethical Business Conduct” and “Legal Proceedings and Regulatory Actions”.  In addition, the Corporation has a policy of entering into confidentiality and non-disclosure agreements with its employees and limiting access to and dissemination of its proprietary technology and confidential information.

Specialized Skill and Knowledge

The development, design, marketing and distribution of the Corporation’s current products and services require specialized skills and knowledge, particularly in the areas of software architecture, development, conceptualization, and graphic design, as well as in the poker, casino, sports betting and daily fantasy sports verticals. Amaya believes it has personnel with the required specialized skills and knowledge to carry out its operations. While the current labor market in the industries in which the Corporation operates is highly competitive, the Corporation expects to, but there can be no assurance that it will, attract and maintain appropriately qualified employees for fiscal 2017. If the Corporation fails to attract and maintain appropriately qualified employees, its business, financial condition and operating results could be materially adversely affected. See also “Risk Factors and Uncertainties”, including “Risk Factors and Uncertainties—Failure to attract, retain and motivate key employees may adversely affect the Corporation’s ability to compete and the loss of the services of key personnel could have a material adverse effect on its business.”

Facilities

The Corporation maintains approximately 13 offices internationally. The Corporation’s headquarters are located in Pointe-Claire, Québec, Canada, where its general and administrative departments primarily operate. These premises are leased and consist of approximately 28,000 square feet of space, with a lease term that expires on October 31, 2018.

Rational Group is headquartered in Douglas, Isle of Man. Rational Group’s senior management is based there as well as staff in its general and administrative, marketing and technology departments. Rational Group’s headquarters consist of approximately 65,000 square feet of office space and are owned by an Amaya subsidiary. Technology services are also provided by staff based out of offices in Dublin and Toronto.

The Corporation, through its subsidiaries, also leases office space in Austin (Texas, United States), Hollywood (Florida, United States), Linwood (New Jersey, United States), London (England), Malta, San Jose (Costa Rica), and elsewhere internationally.

The Corporation, through its subsidiaries, has data centers and transit points of presence throughout Europe and in certain locations in the United States. These include (i) approximately 18 data center facilities leased in the Isle of Man, France, Germany, Italy, Portugal, Spain, Malta, Estonia, Holland, Bulgaria, Romania, the United States, the United Kingdom and Belgium, and (ii) approximately five transit points of presence leased in the United Kingdom, the United States, the Netherlands and Italy.

Amaya believes that its facilities are suitable and adequate for its current needs.

GENERAL DEVELOPMENT OF THE BUSINESS

Amaya was incorporated in 2004 and completed its initial public offering (“IPO”) on the TSX Venture Exchange in July 2010.  Amaya graduated to the Toronto Stock Exchange (“TSX”) in October 2013, was added to the S&P/TSX Composite Index in September 2014, and was listed on the Nasdaq Global Select Market in June 2015.  In early 2011, the Corporation announced plans to advance its B2B business and facilitate its anticipated growth through strategic acquisitions. Such acquisitions developed Amaya’s diversified gaming solutions, products and services and shifted its focus to larger markets, including the United States and Europe. In August 2014, Amaya completed the Rational Group Acquisition, which transformed its operations into the B2C business. Following the Rational Group Acquisition, Amaya explored additional strategic opportunities resulting in the divestment of its B2B business and its transformation into a pure-play consumer technology company. See also “Business of the Corporation—Overview” above. The Corporation believes that these strategic transactions, along with certain financings and capital markets activities, corporate initiatives, and other announcements, each as further detailed below or elsewhere in this annual information form, have been the primary influence on the general development of its business during the last three completed financial years.

Recent History of the Former B2B Business (2014-2016)

Diamond Game Enterprises

In February 2014, Amaya completed its acquisition of all the issued and outstanding equity of Diamond Game for approximately $25 million, subject to customary post-closing purchase price adjustments and hold-backs, which included the retirement of Diamond Game’s then-outstanding debt. Diamond Game develops unique games and products for the global gaming industry, with particular focus on state and provincial lotteries, including its LT-3 instant ticket vending machine which dispenses tickets while simultaneously displaying the results of each ticket on a video monitor.

On May 5, 2015, Amaya completed the spin-off of Diamond Game through the initial public offering (the “Innova Offering”) of common shares of Innova Gaming Group Inc. (TSX: IGG) (“Innova”). The Innova Offering, which included a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya, resulted in Amaya receiving aggregate net proceeds of approximately CDN$34.1 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova. Amaya formed Innova in connection with the Innova Offering, and Innova currently holds all of the shares of Diamond Game. In March 2017, Amaya announced that it entered into a support agreement with Pollard Banknote Limited (“Pollard”) in respect of all of the common shares of Innova held by Amaya.  The support agreement requires that Pollard present an offer to Innova to acquire all of the outstanding shares of Innova.

WagerLogic Malta Holdings Ltd.

In February 2014, one of Amaya’s subsidiaries completed the sale of all of the issued and outstanding shares of WagerLogic Malta Holdings Ltd. (“WagerLogic”) to Goldstar Acquisitionco Inc. (“Goldstar”) for approximately CDn$70 million, less a closing working capital adjustment of approximately CDN$7.5 million and subject to further customary post-closing adjustments, satisfied through cash consideration of CDN$52.5 million and a vendor take-back in the form of a promissory note of CDN$10 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting on the second anniversary of the closing date and maturing on the fourth anniversary of the closing date. WagerLogic, through a wholly owned subsidiary, operated, among other things, an online casino through its “Inter” brand (the “InterCasino Business”). Amaya acquired the InterCasino Business through its acquisition of CryptoLogic in July 2012. The share purchase agreement for this divestiture also provides for bonus payments of $10 million per year to be paid by Goldstar to Amaya if CryptoLogic Operations Limited (“Cryptologic Operations”) achieves certain annual net revenue targets in each of the first three years following the divestiture. As of December 31, 2016, Cryptologic Operations did not achieve the first or second annual net revenue target and as such, Amaya did not receive the applicable additional bonus payments. Amaya currently does not expect Cryptologic Operations to achieve the third annual net revenue target either.

Until Amaya completed the Chartwell/Cryptologic Sale (as defined below), it continued to license online casino games to WagerLogic for the InterCasino Business. Amaya and certain of its subsidiaries also entered into a two-year revenue guarantee agreement under which they jointly and severally guaranteed the financial obligations of such subsidiaries under the service agreements related to the same. Amaya paid a total of approximately $23 million during such two-year period under the revenue guarantee agreement.

In connection with the January 2017 London Stock Exchange (“LSE”) listing of Jackpotjoy plc (LSE: JPJ) (“Jackpotjoy”), parent company of The Intertain Group Ltd. (TSX: IT) (“Intertain”) and WagerLogic, and in exchange for its 4,920,000 Intertain common shares and the conversion of its CDN$3.85 million 5.0% Intertain convertible debentures, Amaya received, or has the right to receive upon the exchange of certain exchangeable shares, an aggregate of 5,561,666 Jackpotjoy common shares. The Intertain common shares previously held by Amaya were issued to it as a result of a combination of an exchange for Goldstar shares (the outstanding securities of Goldstar were exchanged for Intertain securities in February 2014), the purchase of Intertain common shares in the open market in early 2014, and the exercise of certain Intertain common share purchase warrants in 2015.

Ongame Network Ltd.

In December 2014, one of Amaya’s subsidiaries sold Ongame, a provider of poker software and network solutions, to NYX Gaming (Gibraltar) Limited, a wholly-owned subsidiary of NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”), for a purchase price equal to the sum of (i) $1.00 (paid at the closing), plus (ii) an amount equal to eight times Ongame’s EBITDA (as defined in the purchase agreement governing the sale) for the year ending December 31, 2015, less any required working capital adjustments. Ongame did not generate such EBITDA for the applicable period and as such, Amaya only received the $1.00 paid at closing as the purchase price. In connection with this divestiture, Amaya and NYX Gaming Group entered into a strategic investment transaction pursuant to which NYX Gaming Group issued, and Amaya purchased, a CDN$9 million unsecured convertible debentures in November 2014 (initially CDN$10 million but Amaya subsequently sold and assigned an aggregate of CDN$1 million to four individuals), which pursuant to an amendment thereof in November 2016 (the “Debentures Amendment”), NYX Gaming Group will be required to make cash payments of CDN$1 million on the 17th day of each month commencing on May 17, 2017 until the balance due date of April 17, 2018, at which time all amounts outstanding under the debentures, as amended by the Debentures Amendment, will be due and payable in cash. After May 17, 2017, Amaya will be entitled to automatically setoff any amount owing under the debentures against any minimum license commitment owing to NYX Gaming Group or any of its affiliates under the License Agreement (as defined below).

Cadillac Jack Inc.

On July 1, 2015, Amaya announced the completion of the sale of Cadillac Jack (the “Cadillac Jack Sale”) to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE:APO), for approximately $382 million, comprising cash consideration of $370 million, subject to adjustment, and a $12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Cadillac Jack is a designer and supplier of electronic games and systems for the regulated global gaming industry, particularly in the United States and Mexico, and including the tribal, commercial and charitable gaming markets, as applicable.

Amaya used the net proceeds from the Cadillac Jack Sale for deleveraging, which included the repayment of its then-outstanding $240 million senior secured term loan (the “Senior Facility”) and $100 million mezzanine subordinated unsecured term loan (the “Mezzanine Facility” and together with the Senior Facility, the “Cadillac Jack Credit Facilities”) on May 29, 2015.  The repayment of the Cadillac Jack Credit Facilities resulted in the Corporation repaying approximately $344 million of debt and related fees, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility. For more information on the Cadillac Jack Credit Facilities and the repayment of the same, see the 2016 Annual Financial Statements and 2016 Annual MD&A.

Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) and CryptoLogic Ltd.

On July 31, 2015, Amaya announced that it completed the sale of Cryptologic to NYX Gaming Group and Chartwell to NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”) (together, the “Chartwell/Cryptologic Sale”) for gross proceeds of approximately CDN$150 million, subject to adjustment, of which CDN$110 million was paid in cash and CDN$40 million was paid by the NYX Sub through the issuance of exchangeable preferred shares (the “NYX Sub Preferred Shares”). Collectively, Chartwell and CryptoLogic formed Amaya’s B2B online casino business.

The Corporation used the majority of the cash net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the Refinancing (as defined below). The NYX Sub Preferred Shares, which were subsequently amended in December 2015, (i) rank in priority to all common shares and any other preferred shares of the NYX Sub outstanding as of the closing in the event of winding-up, dissolution or liquidation of the NYX Sub; (ii) are redeemable for cash at any time at the option of the NYX Sub and are subject to mandatory redemption in the event of any financing completed by NYX Gaming Group or any of its affiliates (until all issued and outstanding NYX Sub Preferred Shares are redeemed), in each case at a price equal to the initial liquidation preference of CDN$40 million, as adjusted from time to time; (iii) are not entitled to receive any dividends; (iv) are not transferrable or assignable, except to an affiliate; and (v) are exchangeable into NYX Gaming Group ordinary shares at any time after one year from the closing date, in whole or in part, upon 35 days’ advance written notice to the NYX Sub, at the then applicable exchange ratio, which was initially equal to 8 million NYX Gaming Group ordinary shares. The exchange ratio will increase every six months following the closing date at a rate of 3% for so long as the NYX Sub Preferred Shares are outstanding.

In connection with the Chartwell/Cryptologic Sale, an Amaya subsidiary and NYX Gaming Group entered into a supplier licensing agreement (the “Licensing Agreement”) for a term of six years, under which NYX Gaming Group is expected to provide certain casino gaming content to Amaya’s real-money online casino offering. Pursuant to the Licensing Agreement, a subsidiary of Amaya will pay NYX Gaming Group a minimum license commitment in the amount of CDN$12 million per year for each of the first three years of the Licensing Agreement. Pursuant to the Debentures Amendment described above, after May 17, 2017, Amaya will be entitled to automatically setoff any amount owing under the NYX Gaming Group debentures against such minimum license commitment.

Acquisition of the B2C Business

On August 1, 2014 (the “Rational Group Acquisition Closing Date”), Amaya expanded its operations into its B2C business by completing the purchase of all the issued and outstanding equity of the Rational Group in an all-cash transaction for a purchase price of approximately $4.9 billion, including a certain deferred payment due on February 1, 2017. The purchase price of the transaction was financed through a combination of debt financing, equity financing and cash on hand. For additional detail on the deferred payment, see the 2016 Annual MD&A.

Without giving effect to the Refinancing or Repricing (each as defined and described below), the debt financing consisted of (i) a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% and a €200 million seven-year first lien term loan priced at Euribor plus 4.25%, in each case with a 1.00% LIBOR and Euribor floor, as applicable, (ii) a $100 million five-year first lien revolving credit facility priced, at Amaya’s option, at LIBOR plus 4.00% or ABR plus 3.00%, none of which was drawn as of the closing of the Rational Group Acquisition, and (iii) an $800 million eight-year second lien term loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor (collectively, the “Rational Group Facilities”). The Rational Group Facilities were fully underwritten by Deutsche Bank AG New York Branch (“Deutsche Bank AG”), Barclays Bank PLC (“Barclays”) and MIHI LLC. The obligations of the lenders under the Rational Group Facilities are several and not joint. Deutsche Bank AG acted as sole administrative agent and as sole collateral agent for the first lien facilities and Barclays acted as sole administrative agent and as sole collateral agent for the second lien facility. Both GSO Capital Partners LP and certain funds or accounts managed or advised by it or its affiliates (collectively, “GSO”) and BlackRock Financial Management, Inc. and certain funds or accounts managed or advised by it or its affiliates (collectively, “BlackRock”) participated in the debt financing.

In August 2015, Amaya refinanced certain of this debt (the “Refinancing”), which included the repayment of approximately $590 million of the second lien term loan through a combination of an approximately $315 million and €92 million increase in the first lien term loans, respectively, and approximately $195 million in cash. In March 2017, Amaya also repriced the first lien term loans such that these loans are currently priced at LIBOR plus 3.50% with a LIBOR floor of 1.00% and Euribor plus 3.75% with no Euribor floor, respectively, and retranched such loans by raising €100 million of incremental debt and using the proceeds to reduce the U.S. denominated first lien term loan (collectively, the “Repricing”).  For more information regarding the foregoing, as well as information regarding certain of Amaya’s hedging activities related to the same, see the 2016 Annual Financial Statements and 2016 Annual MD&A.

The equity financing comprised the issuance, on a private placement basis, of (i) $1.05 billion of Preferred Shares (the “Preferred Share Financing”), (ii) $640 million of subscription receipts (the “Subscription Receipts” and, the offering of the Subscription Receipts, the “Subscription Receipt Offering”) and (iii) $55 million of Common Shares to GSO at a price of $20.00 per Common Share. In connection with the transaction, as payment for a portion of the fees payable to GSO and BlackRock and consideration for their significant roles in the financing of the transaction, Amaya also granted 11,000,000 Common Share purchase warrants to GSO and 1,750,000 Common Share purchase warrants to BlackRock, each with an exercise price of $0.01. All such warrants have since been exercised.

In connection with the Preferred Share Financing, Amaya entered into an agreement with Canaccord Genuity Corp. (“Canaccord Genuity”) pursuant to which Canaccord Genuity purchased from treasury, on an underwritten bought-deal, private placement basis, approximately $179.2 million of Preferred Shares. Amaya also entered into separate subscription agreements with each of GSO and BlackRock pursuant to which (i) GSO purchased $600 million of Preferred Shares, and (ii) BlackRock purchased approximately $270.8 million of Preferred Shares. The Preferred Shares are not listed on any exchange but, subject to certain limitations and restrictions, are freely transferable at the option of the holder. The terms of the Preferred Shares are set forth below under the heading “Description of Capital Structure – Preferred Shares”.

The Subscription Receipt Offering was completed on a bought-deal, fully underwritten, private-placement basis pursuant to an underwriting agreement entered into among Amaya and a syndicate of underwriters led by Canaccord Genuity, Cormark Securities Inc. (“Cormark”) and Desjardins Capital Markets (“Desjardins”, and together with Canaccord Genuity, Cormark and the remaining members of the syndicate, the “Underwriters”). Under the terms of the underwriting agreement, the Underwriters purchased 32,000,000 Subscription Receipts at a price of CDN$20.00 per Subscription Receipt, for aggregate gross proceeds to Amaya of CDN$640 million. The Subscription Receipt Offering closed on July 7, 2014 and the Subscription Receipts converted into Common Shares on a one-to-one basis upon the completion of the Rational Group Acquisition.

Amaya funded approximately $213 million from cash on hand, which included a $50 million deposit made on June 12, 2014, the date of the announcement of the Rational Group Acquisition.

In connection with the Rational Group Acquisition, each of GSO and BlackRock entered into separate registration rights agreements with the Corporation (together, the “Registration Rights Agreements”) regarding the qualification and registration, as applicable, for resale of Common Shares, Preferred Shares and other registrable securities held by GSO or BlackRock (collectively, the “Registrable Securities”). The Registration Rights Agreements also grant GSO and BlackRock the right to make a written request that the Corporation effect a public underwritten offering and sale of all or part of the Registrable Securities for cash pursuant to a Canadian shelf prospectus, provided that the anticipated aggregate offering price therefor, net of underwriting discounts and commissions, is at least $50 million. In satisfaction of its obligations under the Registration Rights Agreements, Amaya filed a Canadian base shelf prospectus with the applicable Canadian securities authorities and a corresponding Form F-10 registration statement in the United States with the Securities and Exchange Commission (the “SEC”) in November 2015, both of which are, as of the date of this annual information form, final or effective, as applicable.

Each of GSO and BlackRock also entered into separate voting disenfranchisement agreements with Amaya (together, the “Voting Disenfranchisement Agreements”) under which they agreed that as long as each of them beneficially owns, or has control or direction over, Common Shares issued or issuable upon conversion of the Preferred Shares representing more than 50% of the number of Common Shares that each of them may be deemed to hold on an as-converted basis on the Rational Group Acquisition Closing Date, each of them will not vote more than 50% of such Common Shares in ordinary course shareholder proxy votes for matters relating to the composition of the board of directors of Amaya (the “Board”) (provided that GSO and BlackRock are each entitled to vote up to the full amount of such Common Shares if they are voting in favor of Board nominees proposed by Amaya or its senior management). Notwithstanding the foregoing, the Voting Disenfranchisement Agreements provide that each of GSO and BlackRock will not be disenfranchised for any other matters to be presented to shareholders, including, without limitation, approval of mergers and acquisitions, business combinations or amendments to a stock option plan.

For a description of Amaya’s B2C business, see “Business of the Corporation” above.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should consider carefully the risks and uncertainties described below, in addition to other information contained in this annual information form, as well as the 2016 Annual Financial Statements and 2016 Annual MD&A. The risks and uncertainties described below are not the only ones Amaya faces. Additional risks and uncertainties that Amaya is unaware of, or that it currently believes are not material, may also become important factors that could adversely affect Amaya’s business. If any of the following risks or other unexpected risks actually occur, Amaya’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of its securities could decline, and investors could lose part or all of their investment.

Risks Related to the Corporation’s Substantial Indebtedness

The Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments, which could have significant adverse consequences on the Corporation and its business.

The Corporation is highly leveraged. As at December 31, 2016, the Corporation had approximately $2.53 billion of outstanding indebtedness, and the Corporation currently estimates that its fiscal year 2017 debt service will be approximately $138 million, including both required principal and interest payments. The Corporation’s substantial indebtedness could have significant adverse consequences on the Corporation and its business, including:

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on its indebtedness, therefore reducing its ability to use cash flow to fund its operations, capital expenditures and potential future business opportunities, or to make timely payment of the deferred payment in connection with the Rational Group Acquisition;

•

making it more difficult for the Corporation to make payments on its indebtedness, and any failure to comply with the obligations of any of its debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing its indebtedness;

•	limiting its ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•	reducing the Corporation’s flexibility in planning for, or reacting to, changes in its operations or business;
•	prohibiting the Corporation from making strategic acquisitions, developing new products and product features, introducing new technologies or exploiting business opportunities;
•	placing the Corporation at a competitive disadvantage as compared to its less-leveraged competitors;
•	making the Corporation more vulnerable to downturns in its business or the economy;
•	negatively affecting the Corporation’s ability to renew gaming and other licenses; and
•	exposing the Corporation to the risk of increased interest rates as certain of its borrowings are at variable rates of interest.

Any of the foregoing could restrict or prohibit investment in or expansion of the Corporation’s business, including as a result of reduced cash flow, and have a material adverse effect on the Corporation’s business, financial condition and results of operations. For additional information on the Corporation’s outstanding long-term debt, including, without limitation, amounts outstanding, interest, certain restrictions and excess cash flow sweep requirements, see the 2016 Annual MD&A under the heading “Liquidity and Capital Resources—Long-Term Debt” and the 2016 Annual Financial Statements.

The Corporation’s secured credit facilities and provisions governing the Preferred Shares contain covenants and other restrictions that may limit its flexibility in operating its business.

The Corporation’s secured credit facilities and provisions governing the Preferred Shares, as applicable, contain various provisions that may limit the Corporation’s ability to, among other things:

•	incur additional indebtedness or issue preferred shares;
•	pay dividends on, redeem or repurchase capital stock, redeem or repurchase subordinated debt or make other restricted payments;
•	make investments, create liens, or consolidate, merge, sell or otherwise dispose of all or substantially all of the Corporation’s assets;
•	plan for, or react to, changes in the Corporation’s business and the industries in which it operates;
•	engage in certain transactions or take certain actions if maximum leverage ratios are exceeded;
•	enter into agreements that restrict dividends or other payments from its restricted subsidiaries to the Corporation;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of the Corporation’ assets;
•	engage in transactions with affiliates;
•	enter into hedging contracts;
•	create unrestricted subsidiaries; and
•	enter into sale and leaseback transactions.

A breach of any of the covenants or undertakings in the agreements governing the secured credit facilities could result in an event of default under the same. Upon the occurrence of an event of default under the Corporation’s secured credit facilities, if the Corporation does not cure such default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If the Corporation were unable to repay those amounts, then the lenders under such facility could proceed against the collateral granted to them to secure that indebtedness. If any of the Corporation’s lenders accelerate the repayment of respective borrowings, the Corporation cannot assure that it will have sufficient assets to repay the amounts outstanding, which could have a material adverse effect on the Corporation’s business, financial condition and results of operation.  In addition, if the Corporation fails to comply with certain undertakings required by the terms of the Preferred Shares, the applicable Conversion Ratio (as defined below) may be increased between a range of 2% and 6% per annum, depending on which undertaking is breached, for each year in which the breach occurs, which would result in, among other things, dilution to the Corporation’s shareholders and increased share ownership by the holders of the Preferred Shares.

The Corporation may not be able to generate sufficient cash flows to meet its debt service obligations.

The Corporation’s ability to make scheduled payments on or to refinance its debt obligations and to make distributions to enable it to service its debt obligations depends on its financial and operating performance and the ability to generate cash from its operations. These variables are subject to prevailing economic and competitive conditions and to certain financial, business, legal, regulatory and other factors beyond the Corporation’s control, including fluctuations in interest rates, market liquidity conditions, operating costs and trends in the industries in which it operates. If the Corporation’s cash flows and capital resources are insufficient to fund its debt service obligations, then it may be forced to reduce, delay or cease business activities, investments, expansion or capital expenditures, sell assets, seek additional capital, including through additional indebtedness or through dilutive financings, or restructure or refinance its indebtedness. Depending on the capital markets at the time of any such restructuring or refinancing, it is possible that such restructuring or refinancing could be available, if at all, only on unattractive terms, leading to significant increases in debt service costs and interest expenses and could potentially result in additional restrictions on the Corporation’s operations. Any required refinancing, restructuring or capital raise may not be successful and may not permit the Corporation to meet its scheduled debt service obligations. In such circumstances, the Corporation could face inadequate liquidity and might be required to dispose of material assets or operations, or reduce, delay or cease business activities, investments, expansion or capital expenditures to meet debt service and other obligations. Any default by the Corporation in meeting its debt service obligations in a timely manner would have a material adverse effect on its business, operating results and financial condition.

Risks Related to the Corporation’s Business

If the Corporation fails to retain existing customers or add new customers, or if its customers decrease their level of engagement with its products, the Corporation’s revenue, financial results, and business may be significantly harmed.

The size of the Corporation’s customer base and its customers’ level of engagement are critical to its success. The financial performance of the Corporation has been and will continue to be significantly determined by its success in adding, retaining, and engaging active customers. If people do not perceive the Corporation’s products to be enjoyable, reliable, and trustworthy, the Corporation may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their engagement. A number of other online gaming and interactive entertainment companies that achieved early popularity have since seen their active customer bases or levels of engagement decline. There is no guarantee that the Corporation will not experience a similar erosion of its active customer base or engagement levels. The Corporation’s customer engagement patterns have changed over time, and customer engagement can be difficult to measure, particularly as customers continue to engage increasingly via mobile devices and as the Corporation introduces new and different products and services. Any number of factors could potentially negatively affect customer retention, growth, and engagement, including if:

•	customers increasingly engage with the products or services of the Corporation’s competitors;
•	the Corporation fails to introduce new products or services that users find engaging or if it introduces new products or services that are not favorably received;
•

customers have difficulty installing, updating, or otherwise accessing the Corporation’s products on desktops or mobile devices as a result of actions by the Corporation or third parties that it relies on to distribute its products and deliver its services;

•

the Corporation is unable to continue to develop products for desktop or mobile devices that customers find engaging, that work with a variety of operating systems and networks, and that achieve a high level of market acceptance;

•	there are decreases in customer sentiment about the quality of the Corporation’s products or concerns related to privacy, safety, security, or other factors;
•	customers adopt new technologies where the Corporation’s products may be displaced in favor of other products or services, or may not be featured or otherwise available;
•	there are adverse changes in the Corporation’s products that are mandated by legislation, regulatory authorities, or litigation, including settlements;
•	the Corporation does not obtain applicable approvals or renewals of such approvals to offer its products in new or existing jurisdictions;
•

technical or other problems prevent the Corporation from delivering its products in a rapid and reliable manner or otherwise affect the customer experience, such as security breaches or failure to prevent or limit spam or similar content;

•	the Corporation adopts policies or procedures related to areas such as customer data and information that are perceived negatively by its customers or the general public;
•

the Corporation elects to focus its customer growth and engagement efforts more on longer-term initiatives, or if initiatives designed to attract and retain customers and engagement are unsuccessful or discontinued, whether as a result of actions by the Corporation, third parties, or otherwise;

•	the Corporation fails to provide adequate customer service; or
•	the Corporation or other companies in the industries in which it operates are the subject of adverse media reports or other negative publicity.

If the Corporation is unable to maintain or increase its customer base and engagement, its revenue and financial results may be adversely affected. Any decrease in customer retention, growth, or engagement, including player liquidity, could render the products of the Corporation less attractive to customers, which is likely to have a material and adverse impact on its revenue, business, financial condition, and results of operations. If the Corporation’s active customer growth rate begins to slow, it may become increasingly dependent on its ability to maintain or increase levels of customer engagement and monetization in order to drive revenue growth.

The online gaming and interactive entertainment industries are intensely competitive and the Corporation’s potential inability to compete successfully could adversely impact the Corporation.

There is intense competition among online gaming and interactive entertainment providers, and the online gaming and interactive entertainment industries are characterized by dynamic customer demand and technological advances.  There are a number of established, well-financed companies producing online gaming and/or interactive entertainment products and services that compete with the products and services of the Corporation. Such competitors may spend more money and time on developing and testing products, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products than the Corporation, which could negatively impact the Corporation’s business. Furthermore, new competitors may enter the Corporation’s key market areas. Moreover, there has also been consolidation among the Corporation’s competitors in the gaming industry. Such consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share of customers, expand product offerings and broaden their geographic scope of operations.

As a result of the foregoing, among other factors, the Corporation must continually introduce and successfully market new and innovative technologies, products and product enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. The process of developing new products and systems is inherently complex and uncertain.  The Corporation’s ability to retain, increase, and engage its customer base and to increase its revenue depends heavily on its ability to create successful new products and enhance existing products, both independently and in conjunction with developers or other third parties. The Corporation may introduce significant changes to its existing products, or acquire or introduce new and unproven products, including using technologies with which it has little or no prior development or operating experience. It also requires accurate anticipation of continuously changing and dynamic customer needs, demands and preferences as well as emerging technological trends. Additionally, the introduction of products embodying new technology and the emergence of new industry standards can render the Corporation’s existing products and services obsolete and unmarketable. To remain competitive, the Corporation must invest resources to introduce new and innovative products that are secure, trustworthy and reliable and that perform with dynamic features to attract new customers and retain existing customers.  Although the Corporation intends to continue investing resources in its R&D efforts, there can be no assurance that such investments will lead to successful new technologies or timely new products or enhanced existing products, in each case with product life cycles long enough for the product to be successful. Additionally, if the Corporation cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, its business could be negatively impacted.  For example, although the Corporation has and continues to be a significant market leader in online poker, it is just beginning its entry into casino and sportsbook, where competition is significant and more formidable. The Corporation currently monetizes these products in a limited fashion and may not be successful in its efforts to generate meaningful revenue from these products in either the short or long terms.

There is no certainty that the Corporation’s new products will attain market acceptance or that its competitors will not more effectively anticipate or respond to changing customer preferences. In addition, any delays by the Corporation in introducing new products or product enhancements could negatively impact its operating results by providing an opportunity for its competitors to introduce new products and gain market share. If the Corporation fails to accurately anticipate customer needs and preferences through the development of new products and technologies, or if the Corporation’s competitors develop new content and technologically innovative products or services, and the Corporation fails to keep pace and compete successfully against competitors’ offerings, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Amaya’s online offerings are part of new and evolving industries, which presents significant uncertainty and business risks.

The online gaming and interactive entertainment industries are relatively new and continue to evolve. Whether these industries grow and whether Amaya’s online business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to online gaming activities), taxation of gaming activities, data and information privacy and payment processing laws and regulation and other factors that the Corporation is unable to predict and which are beyond the Corporation’s control. Given the dynamic evolution of these industries, it can be difficult to plan strategically, including as it relates to product launches in new or existing jurisdictions which may be delayed or denied, and it is possible that competitors will be more successful than the Corporation at adapting to change and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation, the Corporation may become subject to additional compliance-related costs. Consequently, the Corporation cannot provide assurance that the Corporation’s online and interactive offerings will grow at the rates expected, or be successful in the long term. If Amaya’s products do not obtain popularity or maintain popularity, or fail to grow in a manner that meets the its expectations, or if it cannot offer its products and services in particular jurisdictions that may be material to its business, Amaya’s business, results of operations and financial condition could be harmed.

The Corporation may prioritize customer growth and engagement and the customer experience over short-term financial results.

The Corporation has made and may in the future make product decisions that reduce its short-term revenue or profitability if it believes that the decisions are consistent with its long-term goals to benefit the aggregate customer experience and improve its financial performance. For example, in late-2015 and throughout 2016, the Corporation began implementing changes to, including certain reductions in, its loyalty programs to ensure that the distribution of rebates, rewards and incentives is aligned with the Corporation’s goal of incentivizing customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem, and introduced other changes, such as adjustments to poker rake and other pricing. Among other things, the Corporation currently expects to continue implementing certain changes to such programs and intends to introduce a new loyalty program across each of poker, casino and sportsbook in 2017. See also above under the heading “Business of the Corporation” and the 2016 Annual MD&A under the heading “Overview and Outlook”. The Corporation also may introduce changes to existing products, or introduce new products, that direct customers away from products where it has a proven means of monetization and which may reduce engagement with its core product offerings, such as through the introduction of online casino and sportsbook. The Corporation also may take steps that result in limiting distribution of certain products and services, such as on mobile devices, in the short term in order to attempt to ensure the availability of such products and services to its customers over the long term. These decisions may not produce the long-term benefits that the Corporation expects, in which case its customer growth and engagement, its relationships with third parties, and its business and results of operations could be harmed.

If the Corporation is not able to build, maintain and enhance its brands, or if events occur that damage its reputation and brands, its ability to expand its customer base may be impaired, and its business and financial results may be harmed.

The Corporation believes that its brands, particularly PokerStars and related brands, have significantly contributed to the success of its business. The Corporation also believes that building, maintaining and enhancing its brands, including its newer brands, such as BetStars and PokerStars Casino, is critical to expanding its customer base and generating revenue.  Building, maintaining and enhancing the brands of the Corporation will depend largely on its ability to continue to provide enjoyable, reliable, trustworthy, and innovative products, which the Corporation may not do successfully, as well as its ability to successfully maintain or advance its internal marketing and branding functions and its ability to establish and develop new relationships and build on existing relationships with ambassadors and service providers on which it relies to promote its products and services. The Corporation may introduce new products, programs, terms of service or policies, including those related to loyalty programs, that customers do not like, which may negatively affect its brands. The Corporation will also continue to experience media, legislative, or regulatory scrutiny as it relates to the online gaming industry, as well as its decisions regarding regulation, user privacy, payments, and other issues, which may adversely affect its reputation and brands. The Corporation also may fail to provide adequate customer service, which could erode confidence in its brands. The brands of the Corporation may also be negatively affected by the actions of customers that are deemed to be hostile or inappropriate to other customers, including through the use of certain software to gain an advantage over other customers (see “Business of the Corporation—Technology Infrastructure and Research and Development”), or by the use of the products or services of the Corporation for illicit, objectionable, or illegal ends. In addition, the Corporation cannot provide assurance that its current or former directors, officers, employees, ambassadors or service providers will act in a manner that will promote the success of its products and services. Maintaining and enhancing the brands of the Corporation may require it to make substantial investments and these investments may not be successful. If the Corporation fails to successfully promote and maintain its brands or if it incurs excessive expenses in this effort, its business and financial results may be adversely affected.

Moreover, unfavorable publicity regarding, for example, the Corporation’s policies, product changes, product quality, litigation or regulatory activity, the use of its products or services for illicit, objectionable, or illegal ends, the actions of its customers, the actions of other companies that provide similar products and services to it, or the industries in which it operates in general could damage its reputation and brands. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of the Corporation’s customer base and result in decreased revenue, which could adversely affect its business and financial results.

The Corporation’s customer growth, engagement, and monetization on mobile devices each depend upon effective operation with mobile operating systems, networks, and standards that it does not control.

There is no guarantee that popular mobile devices will start to support or continue to feature the products of the Corporation, or that mobile device users will continue to use the products of the Corporation rather than competing products. As it relates to the Corporation’s mobile platforms, the Corporation is dependent on the interoperability of such products with popular mobile operating systems, networks, and standards that it does not control, such as the Android and iOS operating systems, and any changes in such systems, the Corporation’s relationships with mobile partners, or in their terms of service or policies that degrade the Corporation’s products’ functionality, reduce or eliminate its ability to distribute its products, give preferential treatment to competitive products, limit its ability to deliver its products, or impose fees or other charges related to its delivery of products could adversely affect its product usage and monetization on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that the Corporation’s products work well with a range of mobile technologies, systems, networks, and standards that it does not control, and that the Corporation has good relationships with applicable manufacturers and carriers. The Corporation may not be successful in maintaining or developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for the Corporation’s customers to access and use its products on their mobile devices, or if the customers of the Corporation choose not to access or use its products on their mobile devices or use mobile products that do not offer access to its products, its customer growth and engagement could be harmed, which could adversely affect its business, results of operations and financial condition.

The Corporation’s financial results will fluctuate from quarter to quarter and are difficult to predict.

The Corporation’s quarterly financial results have fluctuated in the past and will fluctuate in the future. Additionally, Amaya has a limited operating history with the current scale of its business, particularly with respect to its newer product offerings, such as online casino and sportsbook, which makes it difficult to forecast its future results. For example, Amaya may not be able to accurately predict the anticipated margin variances on its newer products, particularly online casino and sportsbook. As a result, investors should not rely upon the Corporation’s past quarterly financial results as indicators of future performance. Investors should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving and highly competitive markets. The financial results of the Corporation in any given quarter can be influenced by numerous factors, many of which it is unable to predict or are outside of its control, including without limitation, the risks and uncertainties set forth in this annual information form and the 2016 Annual MD&A, including under the headings “Risk Factors and Uncertainties” hereunder and thereunder.

The Corporation is subject to foreign exchange and currency risks that could adversely affect its operations, and the Corporation’s ability to mitigate its foreign exchange risk through hedging transactions may be limited.

For the year ended December 31, 2016, the Corporation derived approximately 80% of its revenues in currencies other than the Canadian or U.S. dollar; however, a significant portion of the Corporation’s expenses are incurred in Canadian and U.S. dollars, Euro and Great Britain Pound and the primary currency of customer game play is in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar, the Euro and other currencies may have a material adverse effect on the Corporation’s business, financial condition and operating results. The Corporation’s consolidated financial results are significantly affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposure arises from current transactions and anticipated transactions denominated in currencies other than the U.S. dollar and from the translation of foreign-currency-denominated balance sheet accounts into U.S. dollar-denominated balance sheet accounts. In particular, uncertainty regarding economic conditions in Europe and the debt crisis affecting certain countries in the European Union pose risk to the stability of the Euro. Exchange rate fluctuations could materially adversely affect the Corporation’s operating results and cash flows and the value of its foreign assets. If a foreign currency is devalued in a jurisdiction in which the Corporation accepts deposits in such currency, then the Corporation’s customers may be unable or unwilling to deposit and spend the same or similar amounts that they may otherwise deposit or spend. During the year ended December 31, 2016, the Corporation estimates the decline in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 3.9% decline in the value of its customers’ local currencies relative to the U.S. dollar.

While the Corporation has certain natural expense hedges and has entered and may in the future enter into cross-currency swap agreements, forward contracts and other derivative and hedging instruments intended to mitigate foreign currency exchange risk, there can be no assurance the Corporation will do so or that any instruments that the Corporation enters into will successfully mitigate such risk. If the Corporation enters into foreign currency forward or other hedging contracts, the Corporation would be subject to the risk that a counterparty to one or more of these contracts defaults on its performance under the contracts. During an economic downturn, a counterparty’s financial condition may deteriorate rapidly and with little notice, and the Corporation may be unable to take action to protect its exposure. In the event of a counterparty default, the Corporation could lose the benefit of its hedging contract, which may harm its business and financial condition. In the event that one or more of the Corporation’s counterparties becomes insolvent or files for bankruptcy, the Corporation’s ability to eventually recover any benefit lost as a result of that counterparty's default may be limited by the liquidity of the counterparty. The Corporation expects that it will not be able to hedge all of its exposure to any particular foreign currency, and it may not hedge its exposure at all with respect to certain foreign currencies. Changes in exchange rates and the Corporation’s limited ability or inability to successfully hedge exchange rate risk could have an adverse impact on the Corporation’s liquidity and results of operations. Although the Corporation has entered into, and from time to time in the future may enter into additional, cross-currency swap agreements, forward contracts and other hedging instruments, which it anticipates will result in lower interest payments on existing debt and potentially mitigate the impact of fluctuations in the Euro to U.S. dollar exchange rate with respect to such debt, there can be no assurance that the anticipated benefits will be realized and as such, the Corporation remains subject to the risk of increased interest rates described herein. For additional information regarding the Corporation’s hedging activity and foreign exchange risk, see the 2016 Annual MD&A.

The Corporation may have exposure to greater than anticipated tax liabilities.

The tax obligations of the Corporation are varied and include taxes on gaming income (POC, gaming duty and, in some cases, corporate tax) and taxes on profits and transactions of its group entities (corporate tax, VAT and withholding taxes).  These tax obligations are based in part on its corporate operating structure and intercompany arrangements, including the manner in which it develops, values, and uses its intellectual property and the valuations of its intercompany transactions, as well as its operations in online gaming. The tax laws applicable to the Corporation’s business are subject to interpretation, and certain jurisdictions are seeking to introduce new, or aggressively interpret existing, laws to tax online gaming operators on their activity with local customers in an effort to raise additional tax revenue from companies such as the Corporation. The taxing authorities of the jurisdictions in which the Corporation operates or has customers may challenge its methodologies for determining the taxes payable, which could increase its worldwide effective tax rate and harm its financial position and results of operations. The Corporation is subject to periodic review and audit by domestic and foreign tax authorities. Tax authorities may disagree with certain positions the Corporation has taken and any adverse outcome of such a review or audit could have a negative effect on its financial position and results of operations. In addition, the determination of the Corporation’s worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although the Corporation believes that its estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in its financial statements and may materially affect its financial results in the period or periods for which such determination is made. For example, the Corporation has previously incurred tax liabilities for past tax years as a result of the positions taken by tax authorities in certain jurisdictions, including in certain European jurisdictions. See the 2016 Annual Financial Statements and 2016 Annual MD&A. This could continue to happen in the future in various jurisdictions where the Corporation offers or has offered its products and services. In addition, the Corporation’s future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of the Corporation’s deferred tax assets and liabilities, by changes in tax laws, regulations, or accounting principles, by the introduction of new tax laws in jurisdictions where it operates or derives revenue from customers, or as a result of taxes in new jurisdictions where it does not currently operate but may in the future as a result of licensure, approval or otherwise.

Amaya and its subsidiaries transact with each other as part of their operations. The tax laws of many countries where Amaya or its subsidiaries operate have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. The taxation authorities in these countries could disagree with the Corporation’s arm’s length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Corporation’s transfer pricing policies, this could result in a higher worldwide effective tax rate and harm the financial position and results of operations of the Corporation.

Changes in tax laws or administrative policies related to tax could materially affect the Corporation’s financial position and results of operations.

Changes in tax laws or administrative policies related to tax could materially affect the Corporation’s financial position and results of operations. For example, many countries in the European Union in which the Corporation offers its products and services to customers, as well as a number of other countries and organizations, have recently adopted or are actively considering changes to existing tax laws as they relate to online gaming or are changing the manner in which they interpret such tax laws. Such changes have resulted and could result in significant increases to the tax obligations of the Corporation in many countries where it does business or has customers, and may include new or additional taxes (such as POC, gaming duties, VAT and corporate tax). Due to the large and expanding scale of the Corporation’s international business activities, any changes in the taxation of such activities may increase its worldwide effective tax rate and harm its financial position and results of operations.

The Corporation has significant international operations and plans to continue expanding its operations abroad, which may subject it to increased business and economic risks that could affect its financial results.

The Corporation has significant international operations and plans to continue the international expansion of its business operations and products. The products of the Corporation are available in numerous jurisdictions and nearly two dozen languages, and it operates from offices, data centers or transit points of presence throughout the world. Nearly all of the Corporation’s current operations are conducted from offices in foreign jurisdictions, particularly in the Isle of Man, Malta, and in certain member states of the European Union, and it derives revenue from customers in various numerous countries worldwide. As such, the Corporation’s operations may be adversely affected by changes in foreign government policies and legislation or social, economic or political instability and other factors which are not within the control of the Corporation, including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in online gaming policies, regulatory requirements or the personnel administering them, exchange controls, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade and investment barriers and protectionist practices, withdrawals from economic or political unions, such as “Brexit”, taxation policies, including royalty and tax increases (such as additional corporate tax, VAT, POC and gaming duties) and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, evolving regulations regarding data and information privacy and payment processing, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Corporation’s operations are conducted. The Corporation’s operations and revenues may also be adversely affected by social, political and economic instability. If the Corporation’s operations or revenues are disrupted or threatened for unexpected reasons, its business may be materially harmed.

The Corporation’s international activities may require protracted negotiations with host governments and regulators, national companies and third parties. Foreign government regulations may require foreign product and service providers to, among other things, be located in or employ citizens or residents of a particular jurisdiction and otherwise comply with numerous and extensive procedures and formalities.  These procedures and formalities may result in unexpected or lengthy delays in commencing important business activities, and, in some cases, failure to follow such formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken. Management of the Corporation is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Corporation’s cost of doing business or affect its operations in any jurisdiction. In addition, the Corporation may in the future enter into agreements and conduct activities outside of the jurisdictions where it currently carries on business, which expansion may present challenges and risks that the Corporation has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of the Corporation.

Moreover, in the event of a dispute arising in connection with the Corporation’s operations with respect to a foreign jurisdiction where it conducts its business or has customers, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of domestic courts or enforcing domestic judgments in such other jurisdictions. The Corporation may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

Although the Corporation believes that management’s experience to date in numerous foreign jurisdictions may be of assistance in helping to reduce these risks, the Corporation’s activities in foreign jurisdictions could be substantially affected by factors beyond the Corporation’s control, any of which could have a material adverse effect on it.

Certain of the Corporation’s customer metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm the Corporation’s reputation and negatively affect its business.

The numbers for the Corporation’s key metrics, which include quarterly real-money active uniques (“QAUs”) and quarterly net yield, as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what the Corporation believes to be reasonable judgements and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its products and services across its customer base. Such challenges and limitations may also affect the Corporation’s understanding of certain details of its business. In addition, the Corporation’s key customer metrics estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information.

For example, the methodologies used to measure customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions). Moreover, the Corporation’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being recorded, and thus not included, in the calculation of a particular key metric, such as QAUs. In addition, as it relates to certain of Amaya’s product offerings, customers are required to provide certain information when registering and establishing accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would be in violation of Amaya’s applicable terms and conditions of use). Although the Corporation typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

The Corporation regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy, including adjustments that may result in the recalculation or replacement of historical metrics or introduction of new metrics.  These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be the most helpful and relevant data. The Corporation also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any accounts that violate its terms and conditions of use) and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Notwithstanding, the Corporation believes that any such inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive the Corporation’s customer metrics to be accurate representations of its customer base, or if it discovers material inaccuracies in its customer metrics, its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

The Corporation plans to continue to make acquisitions if opportunities arise in the future. Investigating, completing, implementing and integrating acquisitions involve risks that could negatively affect the Corporation’s business, results of operations, cash flows or liquidity.

As part of its business strategy, the Corporation has made and intends to continue to make acquisitions if opportunities arise in the future to add specialized employees and new or complementary companies, products, or technologies. In some cases, the costs of such acquisitions may be substantial, including, without limitation, as a result of professional adviser fees and due diligence efforts; and there is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. For example, the Corporation has grown significantly in recent years through acquisitions, in particular through the transformative Rational Group Acquisition. Currently, the Corporation anticipates that it may continue to make strategic acquisitions if opportunities arise in the future, some of which may be significant; however, the Corporation may not be able to identify suitable acquisition or strategic investment opportunities, or may be unable to obtain any required financing, such as consent from its lenders or holders of the Preferred Shares, as applicable, or regulatory approvals, and therefore may not be able to complete such acquisitions or strategic investments on favorable terms, if at all. The Corporation may decide to pursue acquisitions with which the Corporation’s investors may not agree and the Corporation cannot assure investors that any acquisition or investment, including the Rational Group Acquisition, will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on the Corporation’s operational and financial infrastructure. In particular, acquisitions may expose the Corporation to operational challenges and risks, including:

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the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, personnel, financial reporting and accounting and internal controls, technologies and products and services into the Corporation’s business;

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the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;

•	entry into markets or acquisition of products or technologies with which Amaya has limited or no prior experience;
•	increased indebtedness;
•	the ability to fund cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties;
•	the availability of funding sufficient to meet increased capital needs;
•	diversion of management’s attention; and
•	the ability to retain or hire qualified personnel required for expanded operations.

If the Corporation does not successfully integrate future acquisitions, if any, it may not realize the expected benefits and its business, liquidity and operating results may be materially adversely affected.

In the future, the Corporation may pay substantial amounts of cash or incur debt, including convertible debt, to pay for acquisitions, which could adversely affect its liquidity and its ability to service its debt. The incurrence of indebtedness would also result in increased fixed obligations, increased interest expense, and could also include covenants or other restrictions that would impede the Corporation’s ability to manage its operations. The Corporation may also issue equity securities to pay for acquisitions and may grant a significant amount of equity-based incentive awards to retain the employees of acquired companies, which could increase its expenses, adversely affect its financial results, and result in dilution to its shareholders. In addition, any acquisitions the Corporation announces could be viewed negatively by customers or investors, which may adversely affect its business or the price of its Common Shares.

In addition, acquired companies may have liabilities that the Corporation failed, or was unable, to discover or sufficiently assess in the course of performing due diligence investigations.  The effectiveness of the Corporation’s due diligence review and its ability to evaluate the results of such due diligence are dependent in part upon the accuracy and completeness of statements and disclosures made or actions taken by the companies it acquires or their representatives, as well as the limited amount of time in which acquisitions are executed. In addition, the Corporation may fail to accurately forecast the financial impact of an acquisition transaction, including tax and accounting charges, including impairments of acquired assets. The Corporation cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset the possible liabilities associated with businesses or properties the Corporation assumes upon consummation of an acquisition. The Corporation may learn additional information about its acquired businesses that could materially adversely affect it, such as unknown or contingent liabilities, unprofitable products, and liabilities related to compliance with applicable laws. Acquisitions may also result in the Corporation’s recording of significant additional expenses to its results of operations and recording of substantial finite-lived intangible assets on its balance sheet upon closing.  Any of these factors, individually or in the aggregate, could have a material adverse effect on the Corporation’s business, results of operations, cash flows or liquidity. For certain examples, see below under “Legal Proceedings and Regulatory Actions”.

The Corporation cannot assure investors that it will effectively manage its growth.

The Corporation’s employee headcount and the scope and complexity of its business increased significantly as a result of the Rational Group Acquisition, and the Corporation currently expects certain growth to continue for the foreseeable future. The growth and expansion of the Corporation’s business and products create significant challenges for its management, operational, and financial resources, including managing multiple relations with customers, investors and other third parties. In the event of continued growth of the Corporation’s operations or in the number of its third-party relationships, its information technology systems or its internal controls and procedures may not be adequate to support its operations. In addition, some members of management of the Corporation do not have significant experience managing a large, public global business operation, so its management may not be able to manage such growth effectively. To effectively manage the Corporation’s growth, the Corporation must continue to improve its operational, financial, and management processes and systems and to effectively expand, train, and manage its employee base. As the Corporation’s organization continues to grow, and the Corporation is required to implement more complex organizational management structures, it may find it increasingly difficult to maintain the benefits of its corporate culture and efficiencies, including its ability to quickly develop and launch new and innovative products. This could negatively affect the Corporation’s business performance.

Failure to attract, retain and motivate key employees may adversely affect the Corporation’s ability to compete and the loss of the services of key personnel could have a material adverse effect on its business.

The Corporation depends on the services of its executive officers as well as its key technical, operational, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on the Corporation’s business, results of operations and financial condition. The Corporation’s success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, sales, marketing and management personnel. Competition for such personnel can be intense, and the Corporation cannot provide assurance that it will be able to attract or retain highly qualified technical, sales, marketing and management personnel in the future. Equity-based awards comprise a significant component of key employee compensation, and if the Corporation’s Common Share price declines or continues to be volatile, it may be difficult to retain such individuals.  In addition, as the Corporation matures, the incentives to attract, retain, and motivate employees provided by the Corporation’s equity-based awards or by future arrangements may not be as effective as in the past, and if it issues significant equity to attract additional employees, the ownership of its existing shareholders may be further diluted.  The Corporation’s potential inability to attract and retain the necessary technical, sales, marketing and management personnel may adversely affect its future growth and profitability. The Corporation’s retention and recruiting may require significant increases in compensation expense, which would adversely affect the Corporation’s results of operation.

The leadership of the Corporation’s current executive officers has been a critical element of the Corporation’s success. The departure, death or disability of such officers or other extended or permanent loss of their services, or any negative market or industry perception with respect to them or their loss, could have a material adverse effect on the Corporation’s business. Certain of the Corporation’s other senior management have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect the Corporation. The Corporation is not protected by key man or similar life insurance covering its executive officers or members of senior management.

Litigation costs and the outcome of litigation could have a material adverse effect on the Corporation’s business.

From time to time, Amaya may be subject to litigation claims through the ordinary course of its business operations regarding, but not limited to, employment matters, security of customer and employee personal information, contracts with third parties, marketing, infringement of trademarks and other intellectual property rights, and operations of the Rational Group business prior to the Rational Group Acquisition. Litigation to defend Amaya against claims by third parties, or to enforce any rights that Amaya may have against third parties, may be necessary, which could result in substantial costs and diversion of Amaya’s resources, causing a material adverse effect on its business, financial condition and results of operations. Given the nature of the Corporation’s business, it is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, as well as potential class action lawsuits. Because the outcome of such legal matters is inherently uncertain, if one or more of such legal matters were to be resolved against the Corporation for amounts in excess of management’s expectations, the Corporation’s results of operations and financial condition could be materially adversely affected.  Any litigation to which the Corporation is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or the Corporation may decide to settle lawsuits on similarly unfavorable terms.  Moreover, the Corporation cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset any such possible liabilities. Any of these factors, individually or in the aggregate, could have a material adverse effect on the Corporation’s business, results of operations, cash flows or liquidity. For a description of certain currently pending legal and regulatory proceedings, including the Kentucky Proceeding (as defined below) and certain class action lawsuits, see “Legal Proceedings and Regulatory Actions”.

If the Corporation’s goodwill or intangible assets become impaired, the Corporation may be required to record a significant charge to earnings.

The Corporation reviews its intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable, such as a decline in stock price and market capitalization. The Corporation tests goodwill for impairment at least annually. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. The Corporation may be required to record a significant charge in its financial statements during the period in which any impairment of its goodwill or intangible assets is determined, which would negatively affect its results of operations.

New products may be subject to complex revenue recognition standards, which could materially affect the Corporation’s financial results.

As the Corporation introduces new products and as transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues in accordance with applicable accounting standards. Transactions may include unique new product offerings, and applicable accounting principles or regulatory product approval delays could further change the timing of revenue recognition, which could adversely affect Amaya’s financial results for any given period.

If the Corporation’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected.

The Corporation’s internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Corporation fails to maintain the adequacy of its internal controls or if it experiences difficulties in their implementation, its business and operating results and market confidence in its reported financial information could be harmed and it could fail to meet its financial reporting obligations.

As of December 31, 2016, the Corporation identified material weaknesses in its internal control over financial reporting, which led management to conclude that its internal control over financial reporting as of such date was not effective. The material weaknesses identified related to controls over derivative valuation and hedge accounting, and foreign exchange rate information. These material weaknesses are more fully explained in the 2016 MD&A under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting”.

The existence of such material weaknesses preclude management from concluding that the Corporation’s internal control over financial reporting is effective and precludes the Corporation’s independent auditors from issuing an unqualified opinion that the Corporation’s internal controls are effective. In addition, these material weaknesses could cause investors to lose confidence in our financial reporting and may negatively affect the price the Common Shares. The Corporation also can make no assurances that it will be able to timely and cost effectively remediate these internal control deficiencies. Moreover, effective internal controls are necessary to produce reliable financial reports. If the Corporation is unable to satisfactorily remediate these deficiencies or if it discovers other deficiencies in its internal control over financial reporting, such deficiencies may lead to misstatements in its financial statements or otherwise negatively impact its financial statements, business, results of operations, and reputation.

The Corporation’s business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

The demand for entertainment and leisure activities tends to be highly sensitive to changes in consumers’ disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond the control of the Corporation. Unfavorable changes in general economic conditions, including recessions, economic slowdown, sustained high levels of unemployment, and increasing fuel or transportation costs, may reduce customers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, including online gaming. As a result, the Corporation cannot ensure that demand for its products or services will remain constant. Continued or renewed adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in many financial markets, increasing interest rates, foreign exchange fluctuations, increasing energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding epidemics and the spread of contagious diseases, could lead to a further reduction in discretionary spending on leisure activities, such as gaming. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could adversely affect the demand for the Corporation’s product offerings, reducing its cash flows and revenues. If the Corporation experiences a significant unexpected decrease in demand for its products, it could incur losses.

The Corporation may require additional capital to support its business growth, and this capital may not be available on acceptable terms, if at all.

The Corporation may require additional capital to support its business growth or to respond to business opportunities, challenges or unforeseen circumstances. The Corporation’s ability to obtain additional capital, if and when required, will depend on its business plans, investor demand, its operating performance, the condition of the capital markets, and other factors. If the Corporation raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of the Corporation’s currently issued and outstanding equity, and its existing shareholders may experience dilution. If the Corporation is unable to obtain additional capital when required, or is unable to obtain additional capital on satisfactory terms, its ability to continue to support its business growth or to respond to business opportunities, challenges, or unforeseen circumstances could be adversely affected, and its business may be harmed.

The Corporation is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

The Corporation must comply with all applicable international trade, export and import laws and regulations of Canada, the United States and other countries, and it is subject to export controls and economic sanctions laws and embargoes imposed by the U.S. and Canadian Governments. Changes in trade sanctions laws may restrict the Corporation’s business practices, including cessation of business activities in sanctioned countries or with sanctioned entities. The Corporation is also subject to the CFPOA, the FCPA, the U.K. Bribery Act, the IOM Bribery Act and other anti-bribery laws that generally prohibit the offering, promising, giving, agreeing to give, or authorizing others to give anything of value, either directly or indirectly, to a government official in order to influence official action, or otherwise obtain or retain a business advantage.

The Corporation’s business is heavily regulated and therefore involves significant direct and indirect interaction with public officials, including officials of various governments worldwide. The Corporation has implemented safeguards and policies to discourage practices by its directors, officers, employees and agents that would violate applicable laws. See “Directors and Officers—Ethical Business Conduct” below. However, Amaya cannot ensure that its compliance controls, policies, and procedures will in every instance protect the Corporation from acts committed by its directors, officers, employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which the Corporation operates.

Violations of these laws and regulations could result in significant fines, criminal sanctions against the Corporation, its officers or its employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, prohibitions on the conduct of its business and its inability to market and sell the Corporation’s products in one or more countries. Additionally, any such violations could materially damage the Corporation’s reputation, brand, international expansion efforts, ability to attract and retain employees and customers, and the Corporation’s business, operating results and financial condition. For information regarding a certain previously disclosed foreign payments matter and the Corporation’s review of the same, see “Legal Proceedings and Regulatory Actions” below. In particular, as a result of this matter, the Corporation and one or more subsidiaries could be subject to fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges.  This could have a material adverse effect on the Corporation, including its reputation and ability to conduct business, its holding of gaming regulatory licenses, the listing of its securities on an exchange, its financial position, profitability or liquidity or the market price of its publicly traded shares.  In addition, it is difficult for the Corporation to estimate the time or resources that will be needed for the investigation of this matter or its final resolution because, in part, the time and resources needed are dependent on the nature and extent of the information requested by the authorities involved, and such time or resources could be substantial.

The Corporation’s insurance coverage may not be adequate to cover all possible losses it may suffer, and, in the future, its insurance costs may increase significantly or it may be unable to obtain the same level of insurance coverage.

The Corporation may suffer damage to its property due to a casualty loss (such as fire, natural disasters and acts of war or terrorism) or other losses, such as those related to labor, professional liability or certain actions or inactions by its management or employees, that could severely disrupt its business or subject it to claims by third parties who are injured or harmed. Although Amaya maintains insurance that it believes is adequate, that insurance may be inadequate or unavailable to cover all of the risks to which the Corporation’s business and assets may be exposed, including, without limitation, risks related to certain litigation. Should an uninsured loss (including a loss which is less than the applicable deductible) or loss in excess of insured limits occur, it could have a significant adverse impact on Amaya’s operations and revenues.

Amaya generally renews its insurance policies on an annual basis. If the cost of coverage becomes too high or if Amaya believes certain coverage becomes inapplicable, Amaya may need to reduce its policy limits or agree to certain exclusions from its coverage in order to reduce the premiums to an acceptable amount or to otherwise reduce its coverage for certain occurrences. Among other factors, national security concerns, catastrophic events or any change in the current applicable statutory requirement that insurance carriers offer coverage for certain acts of terrorism could adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause the Corporation to elect to reduce its policy limits or not renew its coverage) and additional exclusions from coverage.

The Corporation’s results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate.

Amaya, its customers, and its suppliers have operations in locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, floods, or tsunamis that could disrupt operations. Any serious disruption at any of Amaya’s facilities or the facilities of its customers or suppliers due to a natural disaster could have a material adverse effect on Amaya’s revenues and increase its costs and expenses. If there is a natural disaster or other serious disruption at any of Amaya’s facilities, it could impair its ability to adequately supply its customers, cause a significant disruption to its operations, cause Amaya to incur significant costs to relocate or re-establish these functions and negatively impact its operating results. While Amaya insures against certain risks, such insurance may not adequately compensate Amaya for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of Amaya’s customers or suppliers may adversely affect its business, results of operations or financial condition.

Risks Related to Regulation

The online gaming industry is heavily regulated and failure by the Corporation to obtain or maintain applicable licensure or approvals, or otherwise comply with applicable requirements, could be disruptive to its business and could adversely affect its operations.

The Corporation is subject to regulation affecting online gaming which varies from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action to online gaming may have a material impact on the operations and financial results of the Corporation.

The Corporation and its licensees are subject to applicable laws in the jurisdictions in which they operate or derive revenues from customers. Some countries have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be regulated and have adopted or are in the process of considering legislation to enable that regulation.

While the U.K. and other European countries, such as Malta, have currently adopted a regime which permits its licensees to accept wagers from other jurisdictions, certain jurisdictions, including, without limitation, states within the United States, have, or are in the process of implementing, regimes which are targeted toward the domestic market provided a local license or applicable approval is obtained and local taxes accounted for.

The regulatory requirements vary by jurisdiction, however most require:

•	licenses and/or permits;
•	findings of suitability;

•	documentation of qualifications, including evidence of financial stability; and
•	other required approvals for companies who operate in online gaming or manufacture or distribute gaming equipment and services, including but not limited to approvals for new products.

Any license, permit, approval or finding of suitability may be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect the Corporation’s eligibility for a license in another jurisdiction. The Corporation may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process which could adversely affect its operations. The finding of suitability process may be expensive and time-consuming. The Corporation’s delay or failure to obtain licenses and approvals in any jurisdiction may prevent it from distributing its products and services, increasing its customer base and/or generating revenues. A gaming regulatory body may refuse to issue or renew a license or registration if the Corporation, or one of its directors, officers, employees or associates: (i) is considered to be a detriment to the integrity or lawful conduct or management of gaming, (ii) no longer meets a licensing or registration requirement, (iii) has breached or is in breach of a condition of licensure or registration or an operational agreement with a regulatory authority, (iv) has made a material misrepresentation, omission or misstatement in an application for licensure or registration or in reply to an enquiry by a person conducting an audit, investigation or inspection for a gaming regulatory authority, (v) has been refused a similar license or registration in another jurisdiction, (vi) has held a similar license or registration in that province, state or another jurisdiction which has been suspended, revoked or cancelled, or (vii) has been convicted of an offence, inside or outside of Canada and the United States that calls into question the Corporation’s honesty or integrity or the honesty or integrity of one of its directors, officers, employees or associates.

Additionally, the Corporation’s products and services must be approved in most regulated jurisdictions in which they are offered; this process cannot be assured or guaranteed. Obtaining these approvals is a time-consuming process that can be extremely costly. A developer and provider of online gaming products and services may pursue corporate regulatory approval with regulators of a particular jurisdiction while it pursues technical regulatory approval for its products and services by that same jurisdiction. It is possible that after incurring significant expenses and dedicating substantial time and effort towards such regulatory approvals, that the Corporation may not obtain either of them. If the Corporation fails to obtain the necessary certification, registration, license, approval or finding of suitability in a given jurisdiction, it would likely be prohibited from distributing and providing its products and services in that particular jurisdiction altogether. If the Corporation fails to seek, does not receive, or receives a suspension or revocation of a license in a particular jurisdiction for its products and services (including any related technology and software) then it cannot offer the same in that jurisdiction and its licenses or approvals in other jurisdictions may be impacted. Furthermore, some jurisdictions require license holders to obtain government approval before engaging in some transactions, such as business combinations, reorganizations, stock offerings and repurchases. The Corporation may not be able to obtain all necessary registrations, licenses, permits, approvals or findings of suitability in a timely manner, or at all. Delays in regulatory approvals or failure to obtain such approvals may also serve as a barrier to entry to the market for the Corporation’s products and services. If the Corporation is unable to overcome the barriers to entry, it will materially affect its results of operations and future prospects. To the extent new online gaming jurisdictions are established or expanded, the Corporation cannot guarantee it will be successful in penetrating such new jurisdictions or expanding its business or customer base in line with the growth of existing jurisdictions. As the Corporation enters into new markets, it may encounter legal and regulatory challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If the Corporation is unable to effectively develop and operate within these new markets or if its competitors are able to successfully penetrate geographic markets that it cannot access or where it faces other restrictions, then its business, operating results and financial condition could be impaired. The Corporation’s failure to obtain or maintain the necessary regulatory approvals in jurisdictions, whether individually or collectively, would have a material adverse effect on its business. See “Business of the Corporation – Regulatory Environment”.

To expand into new jurisdictions, the Corporation may need to be licensed, obtain approvals of its products and/or seek licensure of its officers, directors, major shareholders, key employees or business partners. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect the Corporation’s opportunities for growth, including the growth of its customer base, or delay its ability to recognize revenue from its products and services in any such jurisdictions.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on the operations and financial results of the Corporation. There is a risk that governmental authorities may view the Corporation or its licensees as having violated their local laws, despite the Corporation’s efforts to obtain all applicable licenses or approvals. Therefore, there is a risk that civil and criminal proceedings, including class actions, could be initiated against the Corporation, its business partners and others involved in the online gaming industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions, payment blocking, internet service provider blocking or other restrictions being imposed upon the Corporation or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition as well as impact upon the Corporation’s reputation, even in instances where such proceedings are concluded successfully in favor of the Corporation.  See also “Legal and Regulatory Proceedings”.

There can be no assurance that legally enforceable prohibiting legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to the Corporation’s business to prohibit, legislate or regulate various aspects of the Internet, e-commerce, payment processing, or the online gaming and interactive entertainment industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on the Corporation’s business, financial condition and results of operations, either as a result of the Corporation’s determining that a jurisdiction should be blocked, or because a local license or approval may be costly for the Corporation or business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

Public opinion can also exert a significant influence over the regulation of the online gaming industry. A negative shift in the public’s perception of online gaming could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize online gaming, thereby limiting the number of new jurisdictions into which the Corporation could expand. Negative public perception could also lead to new restrictions on or to the prohibition of online gaming in jurisdictions in which the Corporation currently operates.

The Corporation may not be able to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, including due to laws and regulations governing this industry.

The Corporation participates in the new and evolving online gaming industry through its online, social and mobile products. The Corporation intends to take advantage of the liberalization of online and mobile gaming, both within the United States, Europe and elsewhere internationally; however, expansion of online and mobile gaming involves significant risks and uncertainties, including legal, business and financial risks. The success of online and mobile gaming and the Corporation’s products and services may be affected by future developments in social networks, mobile platforms, regulatory developments, data and information privacy laws and other factors that the Corporation is unable to predict and are beyond its control. Consequently, the Corporation’s future operating results relating to its online gaming products and services are difficult to predict, and Amaya cannot provide assurance that its products and services will grow at expected rates or be successful in the long term.

Additionally, the Corporation’s ability to successfully pursue its online gaming strategy depends on the laws and regulations relating to wagering through interactive channels. In the United States, until recently, there was uncertainty as to whether the Federal Wire Act prohibited U.S. states from conducting intrastate lottery transactions via the Internet if the transmissions over the Internet during the transaction crossed state lines. In late 2011, the Office of Legal Counsel of the DOJ issued an opinion to the effect that state lottery ticket sales over the internet to in-state adults do not violate the Federal Wire Act. The opinion provided an impetus for states to authorize forms of online lottery or gaming in order to generate additional revenue. However, to the extent states wish to pursue online gaming, such states may be required or otherwise deem it advisable to enact enabling legislation or new regulations addressing the sale of lottery tickets or the offering of other forms of gaming through online channels, such as the actions taken by Delaware, Nevada and New Jersey to authorize various forms of online gaming.

Despite the 2011 DOJ opinion, there are still significant forces working to limit or prohibit online gaming in the United States. On February 4, 2015, Representative Jason Chaffetz introduced the Restoration of America’s Wire Act (“RAWA”) in the U.S. House of Representatives and on June 24, 2015 and September 21, 2016, Senator Lindsey Graham and Senator Tom Cotton, respectively, introduced similar legislation in the U.S. Senate. RAWA and its counterparts in the Senate failed to pass Congress in the 114th Session of Congress and therefore the legislation expired. As of mid-March 2017, RAWA had not been reintroduced in the current 115th Session of Congress. In January 2017, U.S. Attorney General Jeff Sessions also vowed to review the 2011 DOJ opinion. As proposed, RAWA would revise the Federal Wire Act to ban most forms of online gambling, including sports betting, online poker, online casino games, fantasy sports and other activities. The enactment of online gaming legislation that federalizes significant aspects of the regulation of online gaming and/or limits the forms of online wagering that are permissible could have an adverse impact on the Corporation’s ability to pursue its interactive strategy in the United States.

Internationally, laws relating to online gaming are evolving, particularly in Europe. To varying degrees, a number of European governments have taken steps to change the regulation of online wagering through the implementation of new or revised licensing and taxation regimes, including the possible imposition of sanctions on unlicensed providers. The Corporation cannot predict the timing, scope or terms of any such state, federal or foreign laws and regulations, or the extent to which any such laws and regulations will facilitate or hinder its interactive strategy.

Moreover, new gaming laws or regulations, changes in existing gaming laws or regulations, new interpretations of existing gaming laws or regulations or changes in the manner in which existing laws and regulations are enforced, may hinder or prevent the Corporation from continuing to operate in those jurisdictions where it currently carries on business, including in jurisdictions where the Corporation’s products and services are available through its multi-jurisdictional licenses, which would harm its operating results and financial condition. For example, in 2016 the Company ceased offering real-money games to customers physically located in Slovenia due to a change in the regulatory environment in that jurisdiction.  The Company also announced the potential cessation of the real-money online poker offering in Australia due to a proposed change in the regulatory landscape in that jurisdiction.

If the Corporation fails to comply with any existing or future laws or requirements, the regulators may take action against the Corporation which could ultimately include fines, the conditioning, suspension or revocation of approvals, registrations, permits or licenses and other disciplinary action. If the Corporation fails to adequately adjust to any such potential changes, its business, results of operations or financial condition could be harmed.

The Corporation’s business is subject to complex and evolving domestic and foreign laws and regulations regarding the Internet, privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Corporation’s business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm its business.

In addition to regulations governing online gaming, the Corporation is subject to a variety of laws and regulations domestically and abroad that involve the Internet, e-commerce, privacy and protection of personal information, rights of publicity, acceptable content, intellectual property, advertising, marketing, distribution, data and information security, electronic contracts and electronic communications, competition, protection of minors, consumer protection, unfair commercial practices, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment and payment processing services. The introduction of new products or expansion of the Corporation’s activities in certain jurisdictions may subject it to additional laws and regulations. In addition, foreign data and information protection, privacy, and other laws and regulations can be more restrictive than those in the United States or Canada.  For example, Amaya handles, collects and stores confidential, personal information relating to its customers for various business purposes, including marketing and financial purposes, and credit card information for processing payments. Amaya may share this personal or confidential information with vendors or other third parties in connection with processing of transactions, operating certain aspects of its business, combating fraud or for marketing purposes.

These laws, regulations and legislation, along with other applicable laws and regulations, which in some cases can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations, including pre-existing laws regulating communications and commerce in the context of the Internet and e-commerce, are often uncertain, particularly in the new and rapidly evolving industries in which the Corporation operates, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with its current policies and practices. Any regulatory or legislative action affecting the manner in which the Corporation displays content or provides its products to its customers could adversely affect customer growth and engagement, including by restricting or prohibiting the use of the Internet. In addition, foreign court judgments or regulatory actions could impact the Corporation’s ability to transfer, process and/or receive information that is critical to its operations, including information relating to suppliers, partners or customers. Such judgments or actions could affect the manner in which the Corporation provides its products or services and adversely affect its financial results.

Proposed legislation and regulations could also significantly affect the business of the Corporation. There currently are a number of proposals pending before federal, state, and foreign legislative and regulatory bodies, including a new single framework for data and information protection regulation within the European Union which is expected to be implemented across its member states. This new regulation includes significant requirements for companies that (i) offer goods and services to residents within European Union member states; or (ii) monitor the behavior of residents within European Union member states. Such requirements are different than those currently in place in the European Union and include significant penalties for non-compliance. Similarly, there are a number of legislative proposals in the United States, at both the federal and state level, that could impose new obligations in areas affecting the Corporation’s business, such as liability for copyright infringement by third parties. In addition, some jurisdictions are considering or have passed legislation implementing data and information protection requirements or requiring local storage and processing of data and information or similar requirements that could increase the cost and complexity of delivering the Corporation’s services.

These existing and proposed laws and regulations, as well as any changes to such laws and any related inquiries, investigations, or actions, can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase the Corporation’s operating costs, require significant management time and attention, and subject the Corporation to remedies that may harm its business, including fines or demands or orders that the Corporation modifies or ceases certain or all existing business practices, including limiting its use of personal information to add value for customers, or implement costly and burdensome compliance measures.  Any such consequences could adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation has been subject to regulatory investigations and settlements and it expects to continue to be subject to such proceedings in the future, which could cause it to incur substantial costs or require it to change its business practices in a manner materially adverse to its business.

From time to time, the Corporation receives formal and informal inquiries from government authorities and regulators, including securities authorities, tax authorities and gaming regulators, regarding its compliance with laws and other matters. The Corporation expects to continue to be the subject of investigations and audits in the future as it continues to grow and expand its operations. Violation of existing or future regulatory orders or consent decrees could subject the Corporation to substantial monetary fines and other penalties that could negatively affect its financial condition and results of operations. In addition, it is possible that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities could cause the Corporation to incur substantial costs, expose it to unanticipated civil and criminal liability or penalties, or require it to change its business practices in a manner materially adverse to its business. See also “Legal Proceedings and Regulatory Actions”.

Amaya’s shareholders are subject to extensive governmental regulation, and if a shareholder is found unsuitable by a gaming authority, that shareholder would not be able to beneficially own the Corporation’s Common Shares directly or indirectly.

In many jurisdictions, gaming laws can require any of the Corporation’s shareholders to file an application, be investigated, and qualify or have his, her or its suitability determined by gaming authorities. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities.

Furthermore, any person found unsuitable by a gaming authority may not hold directly or indirectly ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any public corporation which is registered with the relevant gaming authority beyond the time prescribed by the relevant gaming authority. A violation of the foregoing may constitute a criminal offense. A finding of unsuitability by a particular gaming authority impacts that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gaming company and, in some jurisdictions, non-voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for “institutional investors” that hold a company’s voting securities for investment purposes only.

The Corporation’s articles include certain provisions to ensure that the Corporation complies with applicable gaming regulations. These provisions provide, among other things, that the Corporation shall have the right, subject to the conditions set out in the gaming provisions share terms, to redeem Common Shares held by an unsuitable person. Such redemption rights may negatively affect the trading price of the Common Shares and may negatively affect the liquidity of the Common Shares.

Risks Related to the Corporation’s Intellectual Property and Technology

Amaya’s intellectual property may be insufficient to properly safeguard its technology and brands.

The Corporation holds patents, trademarks and other intellectual property rights. The Corporation has also applied for patent protection in the United States, Canada, Europe and other countries relating to certain existing and proposed processes, designs and methods and other product innovations. Patent applications can, however, take many years to issue and the Corporation can provide no assurance that any of these patents will be issued at all, particularly in light of a global shift towards not granting patents involving computer related inventions. If the Corporation is denied any or all of these patents, it may not be able to successfully prevent its competitors from imitating its products and services or using some or all of the processes that are the subject of such patent applications. Such imitation may lead to increased competition within the finite market for the Corporation’s products and services. Even if pending patents are issued to the Corporation, its intellectual property rights may not be sufficiently comprehensive to prevent its competitors from developing similar competitive products and technologies or may be vulnerable to challenge due to it changing case law regarding the patentability of computer related inventions. The Corporation’s success may also depend on its ability to obtain trademark protection for the names or symbols under which it markets its products and to obtain copyright protection and patent protection of its proprietary technologies, intellectual property and other game innovations and if the granted patents are challenged, protection may be lost. The Corporation may not be able to build and maintain goodwill in its trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright or issued patent will provide competitive advantages for Amaya or that Amaya’s intellectual property will not be successfully challenged or circumvented by competitors.

Source codes for Amaya’s technology may also receive protection under international copyright laws.  However, for many third parties who intend to use Amaya source codes without Amaya’s consent, the presence of copyright protection in the source codes alone may not be enough of a deterrent to prevent such use. As such, Amaya may need to initiate legal proceedings following such use to obtain orders to prevent further use of the source code.

The Corporation also relies on trade secrets, ideas and proprietary know-how. Although the Corporation generally requires its employees and independent contractors to enter into confidentiality and intellectual property assignment agreements, it cannot be assured that the obligations therein will be maintained and honored. If these agreements are breached, it is unlikely that the remedies available to the Corporation will be sufficient to compensate it for the damages suffered even if the Corporation promptly applies for injunctive relief. In spite of confidentiality agreements and other methods of protecting trade secrets, the Corporation’s proprietary information could become known to or independently developed by competitors. If the Corporation fails to adequately protect its intellectual property and confidential information, its business may be harmed and its liquidity and results of operations may be materially adversely impacted.

The Corporation may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect its operating results.

Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and the Corporation may not be able to detect infringement or misappropriation of its proprietary rights. Although the Corporation intends to aggressively pursue anyone who is reasonably believed to be infringing upon its intellectual property rights and who poses a significant commercial risk to the business, to protect and enforce its intellectual property rights, initiating and maintaining suits against such third parties will require substantial financial resources. The Corporation may not have the financial resources to bring such suits, and, if it does bring such suits, it may not prevail. Regardless of the Corporation’s success in any such actions, the expenses and management distraction involved may have a material adverse effect on its financial position. A significant portion of the Corporation’s revenues is generated from products using certain intellectual property rights, and Amaya’s operating results would be negatively impacted if it was unsuccessful in licensing certain of those rights and/or protecting those rights from infringement, including losses of proprietary information from breaches of the Corporation’s cybersecurity efforts.

If the registration and enforcement policies regarding the Corporation’s intellectual property portfolios are inadequate to deter unauthorized use or appropriation by third parties, the value of the Corporation’s brands and other intangible assets may be diminished and competitors may be able to more effectively mimic its brands, products, services, and methods of operations. Such events could have an adverse effect on the Corporation’s business and financial results.  At the same time, the Corporation has to be mindful of how it will be perceived by its customers and potential customers if it deploys an unduly strict enforcement policy; an overly aggressive position may deter its customers from supporting the brands and therefore damage not only the brands’ reputation in the market place but also negatively impact financial results.

Further, the Corporation’s competitors have been granted patents protecting various gaming products and services features, including systems, methods and designs. If the Corporation’s products and services employ these processes, or other subject matter that is claimed under its competitors’ patents, or if other companies obtain patents claiming subject matter that the Corporation uses, those companies may bring infringement actions against it. The question of whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which the Corporation is unaware, which might later result in issued patents that the Corporation’s products and services may infringe. There can be no assurance that the Corporation’s products, including those with currently pending patent applications, will not be determined to have infringed upon an existing third party patent. If any of the Corporation’s products and services infringes a valid patent, the Corporation may be required to discontinue offering certain products or systems, pay damages, purchase a license to use the intellectual property in question from its owner, or redesign the product in question to avoid infringement. A license may not be available or may require Amaya to pay substantial royalties, which could in turn force Amaya to attempt to redesign the infringing product or to develop alternative technologies at a considerable expense. Additionally, the Corporation may not be successful in any attempt to redesign the infringing product or to develop alternative technologies, which could force the Corporation to withdraw its product or services from the market.

The Corporation may also infringe other intellectual property rights belonging to third parties, such as trademarks, copyrights and confidential information. As with patent litigation, the infringement of trademarks, copyrights and confidential information involve complex legal and factual issues and the Corporation’s products, branding or associated marketing materials may be found to have infringed existing third party rights.  When any third party infringement occurs, the Corporation may be required to stop using the infringing intellectual property rights, pay damages and, if it wishes to keep using the third party intellectual property, purchase a license or otherwise redesign the product, branding or associated marketing materials to avoid further infringement. Such a license may not be available or may require Amaya to pay substantial royalties.

It is also possible that the validity of any of Amaya’s intellectual property rights might be challenged either in standalone proceedings or as part of infringement claims. There can be no assurance that Amaya’s intellectual property rights will withstand an invalidity claim and, if declared invalid, the protection afforded to the product, branding or marketing material will be lost.

Moreover, the future interpretation of intellectual property law regarding the validity of intellectual property by governmental agencies or courts in Canada, Europe, the United States or other jurisdictions in which Amaya has rights could negatively affect the validity or enforceability of the Corporation’s current or future intellectual property. This could have multiple negative impacts including, without limitation, the marketability of, or anticipated revenue from, certain of Amaya’s products. Additionally, due to the differences in foreign patent, trademark, trade dress, copyright and other laws concerning proprietary rights, the Corporation’s intellectual property may not receive the same degree of protection in foreign countries as it would in Canada, Europe or the United States. The Corporation’s failure to possess, obtain or maintain adequate protection of its intellectual property rights for any reason in these jurisdictions could have a material adverse effect on its business, results of operations and financial condition.

Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and the Corporation may not have the financial and human resources to defend itself against any infringement suits that may be brought against Amaya. Litigation can also distract management from day-to-day operations of the business.

In addition, the Corporation’s business is dependent in part on the intellectual property of third parties. For example, the Corporation licenses trademarks and other intellectual property from third parties for use in its gaming products. The future success of the Corporation may depend upon its ability to obtain licenses to use new marks and its ability to retain or expand existing licenses for certain products. If the Corporation is unable to obtain new licenses or renew or expand existing licenses, it may be required to discontinue or limit its use of such products that use the licensed marks and its financial condition, operating results or prospects may be harmed.

Compromises of the Corporation’s systems, manipulation of its products or services, or unauthorized access to its confidential information or data, or its customers’ personal information or data, could materially harm Amaya’s reputation and business.

Amaya assesses and monitors the security of its systems as well as the collection, storage and transmission of customer information on an ongoing basis. See also “Business of the Corporation - Technology Infrastructure and Research and Development”. However, Amaya’s business is prone to cyber-attacks. Cyber-attacks may be carried out by third parties or insiders using techniques that range from highly sophisticated efforts to electronically circumvent network security or overwhelm websites to more traditional intelligence gathering and social engineering aimed at obtaining information necessary to gain access. These third parties often seek unauthorized access to the Corporation’s confidential information or data or its customers’ personal information or data, or to maliciously overwhelm the Corporation’s services which could result in prolonged outages during which customers would not be able to use the Corporation’s products or services.  Any failure to prevent or mitigate security breaches and improper access to or disclosure of the Corporation’s data or user information could result in the loss or misuse, including fraudulent manipulation, of such data or information, which could harm the Corporation’s business and reputation and diminish its competitive position. In addition, computer malware, viruses, denial-of-service, and hacking, phishing and similar attacks by third parties have become more prevalent in the Corporation’s industries. Although the Corporation has not experienced attacks that have resulted in a material adverse effect on the Corporation, such as a materially prolonged service outage or the compromise of a material amount of company or personal data, attacks have occurred on its systems in the past, most commonly distributed denial of service attacks, and may occur on its systems in the future. As a result of the Corporation’s prominence in the industries in which it operates, particularly in online gaming, and large customer base who provide personal information to create real-money accounts, the Corporation believes that it is a particularly attractive target for such breaches and attacks. Such attacks may cause, among other things, (i) interruptions to the products and services the Corporation provides which could lead to lost revenues and confidence, (ii) compromises of confidential customer or employee information, (iii) unauthorized access to proprietary or sensitive information, (iv) devaluation of the Corporation’s intellectual property, (v) increased expenditures on data and information security and remediation costs, (vi) destruction or corruption of data, (vii) theft of financial assets, (viii) litigation, fines, liability, disciplinary action or investigations by customers (for lost deposits, wagers, personal information, or otherwise) or applicable regulatory authorities, as applicable, (ix) other regulatory scrutiny, (x) increased insurance premiums, (xi) reputational and competitive harm as a result of negative customer experiences, including as a result of the foregoing, and (xii) a negative impact on the Corporation’s internal control over financial reporting. The Corporation’s efforts to protect its products and services, and company and customer data and information may also be unsuccessful due to software bugs or other technical malfunctions, employee error or malfeasance, government surveillance, break-ins or theft, third-party security breaches, or other factors, such as casualty loss. In addition, third parties may attempt to fraudulently induce employees or customers to, or the Corporation’s employees or customers themselves may, disclose information in order to gain access to the Corporation’s data or its customers’ information and potentially use such data or information improperly.  Although the Corporation believes it and its internal information security group are adequately prepared and have developed systems and processes that are designed to prevent or hinder cyber-attacks and protect its systems, data and customer information and to prevent outages, data or information loss, fraud and other security breaches, including, without limitation, a disaster recovery strategy for server and equipment failure and back office systems and the use of third parties for certain cyber security services, the Corporation cannot assure investors that such measures will provide absolute security.  Disruptions from unauthorized access to, fraudulent manipulation of, or tampering with the Corporation’s computer systems and technological infrastructure, or those of third parties Amaya utilizes, in any such event could result in a wide range of negative outcomes, including those outcomes listed above, each of which could have a material adverse effect on the Corporation’s business, operating results and financial condition.

The Corporation also provides limited information to certain third parties based on the scope of services provided to it. However, if these third parties or developers fail to adopt or adhere to adequate data and information security practices, or in the event of a breach of their networks, the Corporation’s customers’ information may be improperly accessed, used, or disclosed.

Any loss, disclosure or misappropriation of, or access to, customers’ or other proprietary information or other breach of Amaya’s information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt Amaya’s operations, force it to modify its business practices, damage its reputation and expose it to claims from its customers, financial institutions, regulators, payment card associations, employees and other persons, any of which could have an adverse effect on Amaya’s business, financial condition and operations.

In addition, Amaya’s customers may attempt or commit fraud or cheat in order to increase winnings. Acts of fraud or cheating may involve various tactics, possibly in collusion with employees or other customers of the Corporation. Internal acts of cheating could also be conducted by employees through collusion with programmers and other personnel. See also “Business of the Corporation - Technology Infrastructure and Research and Development”.  Failure to discover such acts or schemes in a timely manner could result in losses in Amaya’s operations. In addition, negative publicity related to such schemes could have an adverse effect on Amaya’s reputation, potentially causing a material adverse effect on the Corporation’s business, financial condition, and results of operations.

The Corporation’s business is dependent on its ability to maintain and scale its technical infrastructure, and any significant disruption in its service, including service interruptions of Internet and other technology service providers, could damage its reputation, result in a potential loss of customers and engagement, and adversely affect its financial results.

The Corporation’s reputation and ability to attract, retain, and serve its customers is dependent upon the reliable performance of its products and its underlying technical infrastructure. The Corporation’s systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to its business. If the products of the Corporation are unavailable when customers attempt to access them, or if they do not load as quickly as expected, customers may not use such products as often in the future, or at all. If the Corporation’s customer base and engagement continue to grow, and the amount and types of products and services continue to grow and evolve, the Corporation will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy the needs of its customers. Such infrastructure expansion may be complex, and unanticipated delays in the completion of these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of the Corporation’s products. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after the Corporation has started to fully utilize the underlying equipment or software, that could further degrade the customer experience or increase the Corporation’s costs. As such, it is possible that the Corporation may fail to effectively scale and grow its technical infrastructure to accommodate increased demands. In addition, the business of the Corporation may be subject to interruptions, delays, or failures resulting from earthquakes, adverse weather conditions, other natural disasters, power loss, terrorism, or other catastrophic events. If such an event were to occur, customers may be subject to service disruptions or outages and the Corporation may not be able to recover its technical infrastructure and customer information in a timely manner to restart or provide its products or services, which may adversely affect its financial results.

A substantial portion of the Corporation’s network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers.  If Internet service providers experience service interruptions, communications over the Internet may be interrupted and impair the Corporation’s ability to carry on business. In addition, the Corporation’s ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, the Corporation continuously seeks to strengthen and enhance its current facilities and the capability of its system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or the Corporation’s own network systems will continue to be able to meet the demand placed on it by the continued growth of the Internet, the overall online gaming and interactive entertainment industries and the Corporation’s customers.  Any difficulties these providers face may adversely affect the Corporation’s business, and the Corporation exercises little control over these providers, which increases its vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in the Corporation’s online services and products and e-commerce services, including its ability to handle existing or increased traffic, could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

The Corporation may experience losses due to technical problems with its products, services or internal systems.

The Corporation’s products and internal systems rely on software, including software developed or maintained internally and/or by third parties, that is highly technical and complex. In addition, the Corporation’s products and internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data and information. The software on which the Corporation relies has contained, and may now or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which the Corporation relies may result in a negative experience for its customers, delay product introductions or enhancements, result in measurement or processing errors, or compromise its ability to protect the information of its customers and/or its intellectual property. Any errors, bugs, or defects discovered in the software on which the Corporation relies could result in damage to its reputation, loss of customers, loss of revenue, liability for damages, impairment of its ability to offer its products in the future, and/or delays in releases of its products or product enhancements, any of which could adversely affect its business and financial results.

Furthermore, the costs incurred in correcting any product or service defects or errors may be substantial and could adversely affect the Corporation’s operating margins. There can be no assurance that the Corporation’s efforts to monitor, develop, modify and implement appropriate test and processes for the Corporation’s products or services will be sufficient to permit it to avoid a rate of failure in its products or services that results in substantial delays, significant repair or replacement costs or potential damage to its reputation, any of which could have a materially adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation may also be subject to claims that its products or services are defective or that some function or malfunction of its products caused or contributed to damages. The Corporation attempts to minimize this risk by incorporating provisions into its standard agreements and terms and conditions of use that are designed to limit the Corporation’s exposure to potential claims of liability, in addition to maintaining applicable liability insurance policies. However, there can be assurance that all claims will be barred by the contractual provisions and terms and conditions of use limiting liability or that the provisions will be enforceable. The Corporation may be liable for an unforeseen failures or damages regarding the use of its products or services. A significant liability claim against the Corporation could have a materially adverse effect on its operating results and financial position.

Risks Related to the Corporation’s Common Shares

The price and trading volume of the Common Shares has been and will likely continue to be volatile.

The market price of the Common Shares has been and will likely continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume of the Common Shares will likely continue to fluctuate and cause significant price variations to occur. Volatility in the market price of the Common Shares may prevent a holder of Common Shares from being able to sell their shares. In addition to the factors discussed in this annual information form, the market price for the Common Shares could fluctuate significantly for various reasons, many of which are beyond the Corporation’s control, including:

•	the Corporation’s operating and financial performance;
•	the Corporation’s quarterly or annual earnings and key operational, financial and customer measures and metrics or those of other companies in the Corporation’s industries;
•	conditions that impact demand for the Corporation’s products and services;
•	the public’s reaction to the Corporation’s press releases, other public announcements and filings with securities authorities;
•	changes in earnings estimates, recommendations or expectations by securities analysts who track the Common Shares, or failure to meet such estimates, recommendations or expectations;
•	market and industry perception of the Corporation’s success, or lack thereof, in pursuing its growth strategy;
•	investor sentiment with respect to the Corporation’s competitors, business partners and its industries in general;
•	changes in stock market valuations of companies in the industries in which the Corporation operates;
•	substantial “short” positions in the Corporation’s Common Shares and other hedging activities by investors from which they would benefit from declines in the market price of its Common Shares;

•	inclusion or removal of the Corporation’s Common Shares from any trading indices;
•	strategic actions by the Corporation or its competitors, such as acquisitions or restructurings;
•	changes in government regulation, including the regulation of online gaming and additional or increased taxes or duties;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	lawsuits threatened or filed and regulatory investigations or actions threatened or taken against the Corporation;
•	changes and other developments in anticipated or new legislation and pending lawsuits or regulatory actions, including interim or final rulings by tax, judicial or regulatory bodies;
•	arrival and departure of key personnel;
•	changes in the Corporation’s capital structure;
•	sale of Common Shares by the Corporation or by members of the management team;
•

changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as whole; and

•	other events or factors, including those resulting from war, natural disasters or incidents of terrorism, or responses to those events.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the gaming industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with the Corporation, and these fluctuations could materially reduce the Common Share price.

The Corporation’s Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of a liquidation.

The Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of its liquidation, dissolution or winding-up. If the Corporation voluntarily or involuntarily liquidates, dissolves or winds-up, no distribution of its assets may be made to holders of Common Shares until the Corporation has paid to holders of the Preferred Shares a liquidation preference. For additional information regarding the Preferred Shares, see “Description of Capital Structure—Preferred Shares” below.

Certain provisions of the Preferred Shares could delay or prevent an otherwise beneficial takeover attempt of Amaya and, therefore, the ability of holders to exercise their rights associated with a potential fundamental change.

Certain provisions of the Preferred Shares could make it more difficult or more expensive for a third party to acquire the Corporation. For example, if a fundamental change were to occur, holders of the Preferred Shares may have the right to convert their Preferred Shares, in whole or in part, at an increased conversion rate and will also be entitled to receive a fundamental change make-whole amount. These features of the Preferred Shares could increase the cost of acquiring the Corporation or otherwise discourage a third party from acquiring it. For additional information regarding the Preferred Shares, see “Description of Capital Structure—Preferred Shares” below.

The Corporation’s advance notice bylaws may prevent attempts by its shareholders to replace or remove its current management.

Provisions in the Corporation’s bylaws may frustrate or prevent any attempts by the Corporation’s shareholders to replace or remove current management by making it more difficult for shareholders to remove Amaya’s directors. These charter provisions could make the removal of management more difficult. Furthermore, the existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for Common Shares. They could also deter potential acquisitions of the Corporation, thereby reducing the likelihood that shareholders could receive a premium for Common Shares in an acquisition.

Future sales, the possibility of future sales, or “short” positions in a substantial amount of the Corporation’s Common Shares may depress the price of its Common Shares.

Future sales, the possibility of future sales, or “short” positions in a substantial amount of the Corporation’s Common Shares in the public market could adversely affect the prevailing market price of the Common Shares and could impair Amaya’s ability to raise capital through future sales of equity securities. The Corporation cannot predict future sales, the possibility of future sales, or “short”

positions, or the effect, if any, that any of the same may have on the market price of its Common Shares.  Sales of substantial amounts of Common Shares (including Common Shares issued in connection with an acquisition), or the perception that such sales could occur, and substantial “short” positions may adversely affect prevailing market prices for Common Share.

The Corporation does not intend to pay dividends in the foreseeable future.

The Corporation has never declared or paid cash dividends and has no present plans to pay cash dividends to its shareholders and, for the foreseeable future, intends to retain all of its earnings for use in its business. The declaration of any future dividends by the Corporation is within the discretion of the Board and will depend on the Corporation’s earnings, financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

Based on publicly available information as of the date hereof, certain shareholders, each individually and collectively, own a significant amount of the Corporation’s shares on a fully diluted basis and may be able to exert influence over matters requiring shareholder approval.

As of mid-March 2017 and based on publicly available information, GSO, Caledonia (Private) Investments Pty Limited, BlackRock, David Baazov and Odey Asset Management LLP (including through their respective affiliated funds managed or advised by them, as applicable), beneficially owned or had control over 21.2%, 12.2%, 10.0%, 8.2% and 5.6%, respectively, of Amaya’s outstanding shares on a fully-diluted basis. As a result, each individually and collectively may be able to exercise significant influence over any matter requiring shareholder approval in the future.

DIVIDENDS AND DISTRIBUTIONS

The Corporation has never declared or paid any dividend or any other distribution. The Corporation currently intends to retain any future earnings to fund the development and growth of its business and does not anticipate paying any dividend or distribution in the foreseeable future. Any future determination to pay dividends or distributions will be at the discretion of the Board and will depend upon many factors, including, without limitation, the Corporation’s results of operations, capital requirements and other factors as the Board may deem relevant, as well as any restrictions under its articles or applicable law.

DESCRIPTION OF CAPITAL STRUCTURE

As of March 20, 2017, Amaya’s authorized share capital consists of an unlimited number of Common Shares and 1,139,356 Preferred Shares. As of the same date, the Corporation had a total of 145,772,027 Common Shares issued and outstanding, 1,139,249 Preferred Shares issued and outstanding and convertible into 55,029,243 Common Shares as of such date, 9,672,325 options issued under the Corporation’s stock option and equity incentive plans and exercisable for the same number of Common Shares, of which 5,122,925 were exercisable, and 4,000,000 Common Share purchase warrants issued and outstanding and exercisable for the same number of Common Shares. For more information on Amaya’s issued and outstanding warrants, see the 2016 Annual MD&A and the 2016 Annual Financial Statements. For more information on Amaya’s issued and outstanding stock options, and its stock option and equity incentive plans, see “Market for Securities – Issuances of Securities”, the 2016 Annual MD&A, the 2016 Annual Financial Statements, and the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation, each of which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Common Shares

Each Common Share entitles its holder to notice of, and to one vote on, all matters submitted to Amaya’s shareholders for their consideration. The holders of Common Shares are entitled to receive, after payment of the full dividend on any Preferred Shares, non-cumulative annual dividends if, as and when declared by the Board. There are no fixed dates or time limits on payment of dividends on Common Shares of the Corporation. Holders of Common Shares do not have any pre-emptive rights or other rights to subscribe for additional shares, or any conversion rights. In the event of liquidation, dissolution or winding-up of the Corporation, the net assets of the Corporation available for distribution to its shareholders will be distributed ratably among the holders of the Common Shares, subject to the rights, privileges, restrictions and conditions of the Corporation’s then issued and outstanding Preferred Shares.

Certain gaming provisions in the Corporation’s articles facilitate compliance with applicable gaming regulations (the “Gaming Provisions”). The Gaming Provisions protect the Corporation from the consequences of having a shareholder whose ownership of Common Shares or whose failure to make an application to seek licensure or suitability review from, or otherwise comply with the requirements of, a gaming regulatory authority (an “Unsuitable Person”) may result in the loss, suspension or revocation (or similar action) of any license, permit, authorization, waiver or other gaming regulatory approval held by the Corporation, or the denial of any license, permit, authorization, waiver or other gaming regulatory approval sought by the Corporation. The Gaming Provisions provide the Corporation with a right to redeem all Common Shares held by an Unsuitable Person at a redemption price determined pursuant to a written valuation and fairness opinion from an investment banking firm of nationally recognized standing in the United States. The Gaming Provisions require individuals who plan, either on their own or as part of a group acting in concert, to acquire or dispose of 5% or more of Common Shares to provide advance written notice to the Corporation prior to effecting such an acquisition or disposition. Notwithstanding the Gaming Provisions, the Corporation may not be able to exercise its redemption rights in full or at all. Under the QBCA, a corporation may not make any payment to redeem shares if the payment would cause the corporation to be unable to pay its liabilities as they become due or if making the payment would cause the corporation to be unable to pay, when due, the entire redemption price of its redeemable shares. Furthermore, Amaya may become subject to contractual restrictions on its ability to redeem its shares by, for example, entering into a secured credit facility subject to such restrictions.

The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the articles and general by-laws of the Corporation, each of which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Preferred Shares

In connection with the Preferred Share Financing, the Corporation issued $1.05 billion of Preferred Shares on August 1, 2014. The Preferred Shares were issued at an offering price of CDN$1,000.00 per Preferred Share. Each Preferred Share is convertible at the holder’s option at any time in whole or in part, initially into 41.67 Common Shares (the “Conversion Ratio”), based on an initial conversion price of CDN$24.00 per Common Share (the “Initial Conversion Price”), subject to adjustments. The Preferred Shares rank senior to the Common Shares in receiving payment of their liquidation preference (which is initially CDN$1,000.00 per Preferred Share, subject to adjustments to the Conversion Ratio) upon the liquidation, winding up or dissolution of the Corporation or in any other distribution of substantially all of its assets (a “Liquidation”).  The Preferred Shares are not entitled to receive dividends and have no voting rights (or any related notice rights, including notice of shareholder meetings) except with respect to amendments to the terms of the Preferred Shares or as otherwise required under applicable laws.  The Conversion Ratio, representing the number of Common Shares that will be issued to a holder of Preferred Shares for each Preferred Share upon exercise of the conversion right, will be adjusted each February 1 and August 1 by multiplying the Conversion Ratio then in effect immediately prior to such adjustment by 1.03. Based on the Initial Conversion Price and Conversion Ratio, as adjusted through the date hereof such that the current Conversion Ratio is equal to 48.3031, approximately 55,029,243 Common Shares would be issuable upon the conversion of all of the Preferred Shares as of the date hereof.

Amaya cannot force a mandatory conversion of the Preferred Shares until August 1, 2017. Thereafter, Amaya may give notice to holders of Preferred Shares to force conversion (in whole or in part under certain circumstances) if the following two conditions are satisfied: (i) the closing share price of the Common Shares has been in excess of 175% of the Initial Conversion Price on any 20 trading days within a 30 consecutive day period, and (ii) except in certain circumstances, the average daily volume on any 20 trading days within the 30 consecutive day period referred to above was at least 1.75 million Common Shares. Any mandatory conversion will also be subject to specified regulatory and consent conditions.

The Preferred Shares also contain anti-dilution Conversion Ratio adjustments for certain dividends or distributions (cash, shares or otherwise), share splits, share combinations, below market equity issuances or rights, options or warrant issuance, tender offer or exchange offer payments, and reorganization events. In addition, upon a “fundamental change”, additional Common Shares may be issuable to holders of Preferred Shares as a premium. Fundamental change events include:

•

a person or group (other than Amaya, its subsidiaries, GSO, BlackRock or any owner of 10% or more of the Common Shares as of August 1, 2014) becoming the beneficial owner of more than 50% of voting power for the election of Amaya’s directors;

•

the consummation of a (i) recapitalization in which Common Shares are converted into or exchanged for other securities or assets; (ii) share exchange or merger in which Common Shares convert into cash, securities, other property; or (iii) sale, lease or other transfer of all or substantially all of Amaya’s assets to a third party (other than an Amaya subsidiary);

•	the Common Shares being delisted from any of the TSX, New York Stock Exchange (“NYSE”), NASDAQ Stock Market (“NASDAQ”) or LSE, if then listed on any such exchange; or
•	Amaya’s shareholders approving a Liquidation.

Under the terms of the Preferred Shares, for so long as each of GSO and BlackRock holds 50% or more of the Preferred Shares issued to it on August 1, 2014, Amaya undertakes:

•

not to incur indebtedness unless (i) the ratio of Consolidated Net Debt to LTM EBITDA (as each term is defined in the Preferred Share terms) would be 6.7 to 1 or less on a pro forma basis, or (ii) such indebtedness is Permitted Debt (as defined in the Preferred Share terms);

•	not to issue equity securities ranking equal or superior to the Preferred Shares;
•	not to make acquisitions that (i) individually exceed $250 million, or (ii) from August 1, 2014, total $500 million or more (subject to specified ordinary course of business and consent exceptions);
•

(i) not to require a mandatory conversion of Preferred Shares if such mandatory conversion would require a regulatory filing or waiver for any holder of Preferred Shares in excess of that required for an institutional investor waiver in the State of New Jersey, and (ii) to notify GSO and BlackRock in writing at least 60 days prior to any action that will require a regulatory filing or waiver for any holder of Preferred Shares in excess of that required for an institutional investor waiver in New Jersey;

•	to cooperate with holders of Preferred Shares in connection with anti-trust or competition filings relating to their investment in Amaya and/or conversion of Preferred Shares;
•	to maintain the listing of the Common Shares on the NASDAQ; and
•	to comply with Amaya’s continuous disclosure requirements and provisions of the Registration Rights Agreements.

If Amaya fails to comply with these undertakings, the Conversion Ratio may be increased between a range of 2% and 6% per annum, depending on which undertaking is breached, for each year in which the breach occurs.

To create any additional class or series of preferred shares, the Corporation must, among other things, comply with the terms of the Preferred Shares and amend its articles, and such amendment will be subject to shareholder approval.

The foregoing description of the terms of the Preferred Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the articles of the Corporation, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

2013 Debentures

In February 2013, Amaya closed a private placement of units (the “February 2013 Units”), originally announced on January 17, 2013, at a price of CDN$1,000.00 per unit, for aggregate gross proceeds of CDN$30 million. The net proceeds were used for Amaya’s working capital and general corporate purposes. Each February 2013 Unit consisted of: (i) CDN$1,000.00 principal amount of 7.5% unsecured non-convertible subordinated debentures (the “2013 Debentures”); and (ii) 48 Common Share purchase warrants (each, a “2016 Warrant”) with an exercise price of CDN$6.25 per Common Share. Amaya repaid the 2013 Debentures in full for approximately $30 million on February 1, 2016 (the first business day following the date of maturity on January 31, 2016) and all remaining unexercised 2016 Warrants expired on the same date. As of the date hereof, the 2013 Debentures have been retired, and the Corporation has no further obligations under or with respect to the same.

MARKET FOR SECURITIES

Trading Price and Volume

On October 1, 2013, Amaya’s Common Shares began trading on the TSX. On September 22, 2014, Amaya was added to the S&P/TSX Composite Index, and on June 8, 2015, the Common Shares began trading on NASDAQ. The Common Shares trade on the TSX and NASDAQ under the symbol “AYA”. Although the 2016 Warrants, 2013 Debentures and certain other warrants issued in connection with the offering of certain convertible debentures in 2012, but which expired (to the extent unexercised) on April 30, 2015 (the “2015 Warrants”), previously traded on the TSX, as of the date of this annual information form, only the Common Shares are publicly traded. The 2015 Warrants, 2016 Warrants and 2013 Debentures were previously listed for trading on the TSX under the trading symbols “AYA.WT”, “AYA.WT.A” and “AYA.DB.A”, respectively, until their delisting.

The following table sets out the high and low prices and total trading volume of the Common Shares as reported by the TSX and NASDAQ for each month of the year ended December 31, 2016.

	Common Shares - TSX			Common Shares – NASDAQ
	Price Range (CDN$)			Price Range (US$)
Month	High	Low	Total Volume	High	Low	Total Volume
December 2016	19.91	17.88	4,635,627	14.85	13.35	2,791,337
November 2016	21.69	17.07	14,655,053	16.00	12.85	6,831,295
October 2016	23.41	17.53	7,511,635	17.50	13.25	5,951,442
September 2016	21.39	19.50	3,505,948	16.31	14.89	2,356,548
August 2016	22.50	18.69	7,838,305	17.57	14.26	4,061,919
July 2016	21.52	19.09	5,055,557	16.61	14.65	2,291,730
June 2016	20.13	18.04	4,948,645	15.74	13.81	2,220,310
May 2016	19.55	15.47	7,885,082	15.31	12.00	3,628,531
April 2016	18.25	15.55	7,171,809	13.98	12.06	2,841,554
March 2016	21.82	13.71	21,143,739	16.29	10.30	5,778,474
February 2016	19.82	17.00	18,087,714	14.64	12.15	6,278,635
January 2016	17.43	13.73	10,154,761	12.54	9.67	2,740,233

The following table sets out the high and low prices and total trading volume of the 2016 Warrants, as reported by the TSX for each month of the year ended December 31, 2016. The remaining unexercised 2016 Warrants expired as of the close of trading on February 1, 2016 and were simultaneously delisted from the TSX.

Month	High (CDN$)	Low (CDN$)	Total Volume
February 2016 (expired on February 1, 2016)	-	-	0
January 2016	11.05	8.07	79,454

The following table sets out the high and low prices and trading volume of the 2013 Debentures, as reported by the TSX for each month of the year ended December 31, 2016.  The 2013 Debentures matured on January 31, 2016, were repaid in full on February 1, 2016 (the first business day following the date of maturity) and were simultaneously delisted from the TSX.

Month	High (CDN$)	Low (CDN$)	Total Volume
January 2016	100.01	99.80	713,000

Issuances of Securities

For information regarding options and warrants to purchase Common Shares and Common Shares issued or issuable upon the exercise of options and warrants, see the notes to the 2016 Annual Financial Statements. Amaya did not otherwise issue any class of securities of Amaya that is not listed or quoted on a marketplace during the year ended December 31, 2016.

2015 NCIB

On February 13, 2015, the TSX approved the Corporation’s notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 Common Shares, representing approximately 5% of Amaya’s issued and outstanding Common Shares as of January 26, 2015. The Corporation was permitted to purchase the Common Shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as permitted by the TSX rules and policies. The 2015 NCIB terminated on February 17, 2016. The Corporation purchased and cancelled an aggregate of 1,455,300 Common Shares pursuant to the 2015 NCIB for an aggregate purchase price of approximately CDN$45.5 million. Amaya made the 2015 NCIB because it believed that, from time to time, the prevailing market price of its Common Shares did not reflect the underlying value of the Corporation, and that purchasing Common Shares for cancellation would increase the proportionate interest of, and be advantageous to, all remaining shareholders.

DIRECTORS AND OFFICERS

Directors and Executive Officers

The following table sets forth, for each of the Corporation’s directors and executive officers as of the date hereof, the person’s name, place of residence, positions within the Corporation, principal occupation and, if a director, the day, month and year on which the person became a director. Directors are elected at each annual shareholders meeting for a term that expires on the date of the Corporation’s next annual shareholders meeting or until his or her successor is duly elected, unless prior thereto the director resigns or otherwise vacates office. As of the date of this annual information form, all directors are “independent” under applicable securities laws and exchange rules.

Name of Directors and Executive Officers	Position in the Corporation	Principal Occupation	Director Since	Common Shares, Directly or Indirectly, Beneficially Owned(1)
Divyesh (Dave) Gadhia Burnaby, British Columbia, Canada	Chairman of the Board(2)	President of Atiga Investments Inc. (investment firm) and Director of spud.ca (online home delivery service for organic groceries)	May 11, 2010	42,500
Rafael (Rafi) Ashkenazi, Onchan, Isle of Man	Chief Executive Officer	Chief Executive Officer of Amaya Inc. and Rational Group	n/a	29,360
Daniel Sebag Montréal, Québec, Canada	Chief Financial Officer and Treasurer(4)	Chief Financial Officer, Amaya Inc.	May 11, 2010	350,000
Alfred F. Hurley, Jr., New York, New York, USA	Director and Chairman of the Corporate Governance, Nominating and Compensation Committee(2)(3)	Sole member of Alfred F. Hurley, Jr. & Company, LLC (consulting firm)	June 28, 2016	nil
David Lazzarato, Toronto, Ontario, Canada	Director and Chairman of the Audit Committee(3)	Media and broadcast industry consultant	June 28, 2016	nil
Harlan Goodson Sacramento, California, USA	Director(2)(3)	Attorney, The Law Office of Harlan W. Goodson (law firm)	May 11, 2010	5,571
Dr. Aubrey Zidenberg Toronto, Ontario, Canada	Director	President and Chief Executive Officer, Casino Amusements Canada	July 30, 2014	nil
Gen. Wesley K. Clark Little Rock, Arkansas, USA	Director	Chairman and Chief Executive Officer, Wesley K. Clark & Associates, LLC (strategic consulting firm)	May 11, 2010	15,000
Marlon D. Goldstein Miami, Florida, USA	Executive Vice-President, Corporate Development & General Counsel and Secretary	Executive Vice-President, Corporate Development & General Counsel, Amaya Inc.	n/a	18,100

(1)

The information as to the number of Common Shares beneficially owned or over which control is exercised is provided to the best of the knowledge of the Corporation based on publicly available information, as of March 22, 2017.

(2)	Member of the Corporate Governance, Nominating and Compensation Committee.
(3)	Member of the Audit Committee.
(4)

On January 20, 2017, the Corporation announced that Mr. Sebag will retire as Chief Financial Officer later this year once his successor is identified and appointed, and will assist the Corporation in ensuring an orderly transition of his duties.

Divyesh (Dave) Gadhia, CPA, C.A., ICD.D

Mr. Divyesh (Dave) Gadhia, 54, is the Chairman of Amaya’s Board and was appointed as such in June 2016. He served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, and currently serves as a director of Gateway Casinos & Entertainment Limited and Trian Equities. In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and was previously awarded the Business in Vancouver's Top 40 Under 40 Award. Since 2010, Mr. Gadhia is the President of Atiga Investments Inc., an investment firm focused on consumer products, and a director of Spud.ca, an online home delivery service for organic groceries. Mr. Gadhia is a Chartered Public Accountant, a member of the Institute of Corporate Directors and holds a business degree from Simon Fraser University.

Rafael (Rafi) Ashkenazi

Mr. Rafael (Rafi) Ashkenazi, 42, currently serves as the Chief Executive Officer of Amaya and is responsible for devising and implementing its business plan and strategies. Mr. Ashkenazi is also the Chief Executive Officer for Amaya’s operating business, Rational Group, and is responsible for the performance and strategy of its offerings, including PokerStars and related brands.  Mr. Ashkenazi, who initially joined Rational Group in January 2013 as Chief Operating Officer, is an experienced gaming industry executive who previously served as Chief Operating Officer of Playtech plc (LSE: PTEC), a global gaming software development company, from January 2006 to January 2010 and then from September 2011 to January 2013, and as a member of the board of directors of Playtech from March 2006 to January 2010. From January 2010 to September 2011, Mr. Ashkenazi served as Vice President of Business Operations of Playtech. He was appointed Senior Vice President of Strategy for Amaya in April 2015, Chief Executive Officer of Rational Group in November 2015, Interim Chief Executive Officer of Amaya in March 2016 and then permanent Chief Executive Officer of Amaya in November 2016. Mr. Ashkenazi graduated with honors from Shenkar College in Israel where he earned a B.A. in Industrial Engineering.

Daniel Sebag, C.A.

Mr. Daniel Sebag, 52, joined Amaya in July 2007 as Chief Financial Officer and is the current Treasurer of Amaya. Mr. Sebag is a Chartered Accountant and specializes in the areas of cost management and financial reporting systems. He currently oversees the Corporation’s financial reporting and treasury functions. Between 1999 and 2007, Mr. Sebag was a faculty lecturer at McGill University in Montreal, Québec, Canada where he led executive seminars in accounting and finance at its International Executive Institute, including the Directors Education Program and the Advanced Management Course. He has also taught advanced accounting courses to students in the McGill University MBA and Chartered Accountancy programs. From 1993 to 2007, Mr. Sebag served as a financial, accounting and information systems consultant to several multinational companies, including Bombardier, Ericsson, Transat AT and Air Liquide. Mr. Sebag earned a Bachelor’s of Science degree in Psychology from McGill University in 1987 and a Specialized Graduate Diploma in Accounting from McGill University in 1991.

Alfred F. Hurley, Jr.

Mr. Alfred F. Hurley, Jr., 62, is a current director and Chairman of the Corporate Governance, Nominating and Compensation Committee, and has been a director of New Mountain Finance Corporation, an NYSE-listed business development company (“NMFC”), since 2010. He is the Chairman of NMFC’s Nomination and Governance and Compensation Committees and a member of its Audit and Valuation Committees. Mr. Hurley has also been a director of Merrill Corporation, which is a privately held company that provides outsourced solutions for complex, regulated and confidential business information since 2013. He serves as Chairman of Merrill’s Compensation and Governance and Human Resources Committee and as a member of the Audit Committee. Since February 2014, Mr. Hurley has been the sole member of a consulting business, Alfred F. Hurley, Jr. & Company, LLC. He was Vice Chairman of Emigrant Bank and Emigrant Bancorp (collectively, the “Bank”) from 2007 and 2009, respectively, to December 2012, and was a consultant at the Bank during 2013. His responsibilities at the Bank included advising the Bank’s Chief Executive Officer on strategic planning, acquisitions and divestitures, asset/liability management, on-line banking and new products. In addition, he was Chairman of the Bank’s Credit and Risk Management Committee from November 2008 to January 2012 and the Bank’s acting Chief Risk Officer from January 2009 until January 2012. Before joining the Bank, Mr. Hurley was the Chief Executive Officer of M. Safra & Co., a private money management firm, from 2004 to 2007. Prior to joining M. Safra & Co., Mr. Hurley worked at Merrill Lynch (“ML”) from 1976 to 2004. His latest management positions prior to his departure included serving as Senior Vice President of ML & Co. and Head of Global Private Equity Investing, Managing Director and Head of Japan Investment Banking and Capital Markets, Managing Director and Co-Head of the Global Manufacturing and Services Group, and Managing Director and Head of the Global Automotive, Aerospace, and Transportation Group. As part of his management duties, he was a member of the Corporate and Institutional Client Group (“CICG”) Executive Committee which had global responsibility for ML’s equity, debt, investment banking and private equity businesses, a member of the Japan CICG Executive Committee, and a member of the Global Investment Banking Management and Operating Group Committees. Mr. Hurley graduated from Princeton University with an A.B. in History, cum laude.

David Lazzarato, FCA, C.A., ICD.D

Mr. David Lazzarato, 61, is a current director and Chairman of the Audit Committee, and is a media and broadcast industry consultant who assists companies in the areas of strategy development, mergers and acquisitions and financing. He has served as a member of the board of directors and chair of the audit committee of Yellow Pages Limited (TSX: Y) since December 2012 and was Senior Vice President, Finance at Bell Canada in 2010 and 2011. From 2009 until 2013, Mr. Lazzarato served on the board of directors and was the chair of the audit committee of LED Roadway Lighting and from 2004 to 2013, he was vice chair of the Trillium Health Centre Foundation. In 2008, Mr. Lazzarato was Chief Executive Officer of Craig Wireless Systems. Prior to joining Craig Wireless Systems, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc. and Chairman of Motion Picture Distribution from 2005 to 2007. From 1999 to 2004, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and was Chief Corporate Officer of MTS Allstream Inc. in 2004. Mr. Lazzarato is past Chair of the McMaster University Board of Governors and of the Council of Chairs of Ontario Universities. Mr. Lazzarato earned a Bachelor of Commerce degree from McMaster University and is a Chartered Accountant, having received the FCA designation from the Ontario Institute of Chartered Accountants in 2006. Mr. Lazzarato received the ICD.D certification from the Institute of Corporate Directors in 2008 and has also completed the Senior Executive Program at the Massachusetts Institute of Technology.

Harlan Goodson

Mr. Harlan Goodson, 70, is a current director and served as the Director of California’s Division of Gambling Control from 1999 to 2003, during which he led the implementation of California’s Tribal-State Class III gaming compacts. Prior to forming his own law practice, The Law Office of Harlan W. Goodson, in Sacramento, California, Mr. Goodson was with the national law firm of Holland and Knight, LLP for four years where his practice concentrated on Gaming Law and Gaming Regulation and Governmental Affairs. Mr. Goodson’s biography was published in the 2000 edition of Who’s Who in American Law and in 2002, his work gained him international distinction when he was the recipient of the International Masters of Gaming Law inaugural Regulator of the Year award in 2001. Prior to being appointed to the position of Director of California’s Division of Gambling Control, Mr. Goodson worked in the California State Senate as a legislative consultant for Senator Bill Lockyer from 1994 to 1999. While serving as a consultant in the state legislature, Mr. Goodson drafted legislation in the areas of criminal law, correctional law, juvenile law and insurance law. Since 1996, Mr. Goodson has been an adjunct law professor teaching classes on the legislative process and statutory interpretation at John F. Kennedy University, School of Law. He has been a national speaker at conferences, symposia, law schools and before governmental bodies on the subjects of gaming regulation, Tribal government gaming, and Tribal-State relations. Mr. Goodson is a member of the California State Bar, the International Masters of Gaming Law and the International Association of Gaming Advisors. In 2007, Mr. Goodson also served as a Judge Pro Tempore for the Superior Court in Sacramento, California. Mr. Goodson has also been listed in America’s Best Lawyers annually since 2005 and was selected by his peers as the Northern California 2012 Attorney of the Year for Gaming Law.

Dr. Aubrey Zidenberg

Dr. Aubrey Zidenberg, 64, is a current director and has served and currently serves as the President and Chief Executive Officer of Casino Amusements Canada, which offers commercial gaming industry expertise to both the private sector and governments, since 1976. In addition, Dr. Zidenberg is a current director of Innova and the President, Chief Executive Officer and a director of ZAP Casinos Canada, a company associated with Penn National Gaming as it relates to Casino Rama in Ontario, Canada. Dr. Zidenberg is a gaming industry specialist with extensive experience in the development, implementation and operation of international gaming, tourism and entertainment projects since 1975, including, without limitation, in the areas of commercial gaming, operations and regulatory compliance, and has advised and consulted in these areas in both the government and the private sectors. He has worked internationally with companies such as Penn National Gaming, The Bahamas Amusement Corporation, Summa Corporation, Resorts International, Trump Organization, Playboy Casinos, Carnival Hotels & Casinos, Harrah’s and Hard Rock International. Since 2011, Dr. Zidenberg has been an International Vice President of B’nai Brith, an international human rights organization which has operated in Canada since 1875, and currently chairs its Special Advisory Council to the League for Human Rights. Dr. Zidenberg was a Member of the Board of the Responsible Gambling Council of Canada for over 15 years, and is registered with the Alcohol and Gaming Commission of Ontario and numerous other gaming authorities in various jurisdictions internationally. Dr. Zidenberg is also a recipient of a 2002 Canadian Gaming Industry Award of Excellence, and in 2010, Dr. Zidenberg created and developed the First Nation Canadian Gaming Awards program. Dr. Zidenberg is currently the Chair of the York Regional Police – Integrated Strategic Community Advisory Council, formerly the Investigative Services Community Advisory Council, and has served in such position since 2013. A noted community leader, Dr. Zidenberg received an Honorary Doctorate of Laws degree from Assumption University in

Windsor, Ontario in 2007 for his lifetime devotion to human rights work, was presented with the Queen Elizabeth II Golden Jubilee Medal in 2003 and the Queen Elizabeth II Diamond Jubilee Medal in 2013, in each case for his dedicated service to community and country. He was knighted Chevalier de France in 2012 and received the York Regional Police Service Board 2014 Civic Leadership Award in 2015. Dr. Zidenberg earned a B.A. from York University in 1975.

General Wesley K. Clark

General Wesley K. Clark, 72, is a current director and serves as Chairman and Chief Executive Officer of Wesley K. Clark & Associates, a strategic consulting firm, since its founding in 2004. General Clark is, and has also been, a director of Growth Energy, an organization that represents producers and supporters of ethanol, since January 2009, senior fellow at UCLA’s Burkle Center for International Relations since 2006, Advisor at the Blackstone Group since 2013, Trustee of International Crisis Group since 2004, Founding Chair of City Year Little Rock/North Little Rock, an AmeriCorps program, which is a national service organization that unites young adults, since 2004, and Chairman of Enverra Inc., a banking and strategic advisory firm, since 2010, as well as serving on a number of private and public company boards of directors and advisory boards. General Clark has authored four books and serves as a founding member of the Clinton Global Initiative, and Director of the Atlantic Council. General Clark retired a four star general after 38 years in the United States Army. He graduated first in his class at West Point and completed degrees in Philosophy, Politics and Economics at Oxford University (B.A. and M.A.) as a Rhodes Scholar. While serving in Vietnam, he commanded an infantry company in combat, where he was severely wounded and evacuated home on a stretcher. He later commanded at the battalion, brigade and division level, and served in a number of significant staff positions, including service as the Director Strategic Plans and Policy (J-5). In his last assignment as Supreme Allied Commander Europe he led NATO forces to victory in Operation Allied Force, saving 1.5 million Albanians from ethnic cleansing. His awards include the Presidential Medal of Freedom, Defense Distinguished Service Medal (five awards), Silver Star, Bronze Star, Purple Heart, honorary knighthoods from the British and Dutch governments, and numerous other awards from other governments, including award of Commander of the Legion of Honor (France).

Marlon D. Goldstein

Mr. Marlon Goldstein, 43, joined Amaya in January 2014 and serves as its Executive Vice-President, Corporate Development & General Counsel and Secretary. Prior to joining Amaya, Mr. Goldstein was a principal shareholder in the corporate and securities practice at the international law firm of Greenberg Traurig P.A., where he practiced as a lawyer from 2002 until 2014 (since 2006 as a shareholder). Mr. Goldstein’s practice focused on corporate and securities matters, including mergers and acquisitions, securities offerings, and financing transactions. Mr. Goldstein was also the co-chair of the firm’s Gaming Practice, a multi-disciplinary team of attorneys representing owners, operators and developers of gaming facilities, manufacturers and suppliers of gaming devices, investment banks and lenders in financing transactions, and Indian tribes in the development and financing of gaming facilities. Mr. Goldstein earned a B.B.A. with a concentration in accounting from Emory University in Atlanta, Georgia in 1996 and a J.D. from the University of Florida, Levin College of Law in Gainesville, Florida in 1999.

Directors’ and Executive Officers’ Interests in Common Shares

The Corporation’s current directors and executive officers own, or have the right to exercise direction or control over, a total of 460,531 Common Shares, representing approximately 0.32% of the total issued and outstanding Common Shares as of the date of this annual information form. Additionally, a total of 1,843,000 options, of which 1,488,000 are currently exercisable, have been granted to the Corporation’s directors and executive officers to purchase an equal amount of Common Shares under the Corporation’s stock option and/or equity incentive plan.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below and to the knowledge of the Corporation, none of the directors or executive officers of the Corporation is, or within ten years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that
(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
(b)

a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Notwithstanding the foregoing, General Clark: (i) ceased to be a director of Adam Aircraft Industries less than one year prior to its filing for Chapter 7 bankruptcy protection under applicable U.S. bankruptcy laws in February 2008; (ii) ceased to be Chairman of Summit Global Logistic Inc. less than one year prior to its filing for Chapter 11 bankruptcy protection under applicable U.S. bankruptcy laws in January 2008 (which was later converted to Chapter 7 status in November 2008); (iii) ceased to be a director of NutraCea Inc. less than one year prior to its filing for Chapter 11 bankruptcy protection under applicable U.S. bankruptcy laws in November 2009; and (iv) ceased to be a director of Rodman & Renshaw LLC less than one year prior to its filing, along with its parent, Direct Markets Holdings Corp., and certain affiliates thereof, for Chapter 7 bankruptcy under applicable U.S. bankruptcy laws in January 2013.

To the knowledge of the Corporation, none of the directors or executive officers of the Corporation have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Notwithstanding the foregoing, see below under “Legal Proceedings and Regulatory Actions”.

Conflicts of Interest

The directors and officers of the Corporation are required by law to act honestly and in good faith with a view to the best interest of the Corporation and to disclose any interests which they may have in any transaction, project or opportunity of the Corporation. However, the Corporation’s directors and officers may serve on the boards and/or as officers of other companies that may compete in the same industries as the Corporation, giving rise to potential conflicts of interest, including, without limitation, with respect to negotiating terms of and consummating certain transactions in which such companies and the Corporation may participate. Conflicts of interest that arise at a meeting of the Board must be disclosed at such meeting, and the conflicted director must recuse himself or herself from the meeting and abstain from participating and voting for or against the approval of any transaction, project or opportunity in which such director has an interest. The remaining directors will determine whether or not the Corporation will participate in any such transaction, project or opportunity. Subject to such disclosure and recusal and any limitations in the Corporation’s constating documents, a transaction would not be void or voidable because it was made between the Corporation and one or more of its directors or officers who have a conflict of interest or by reason of such director or officer being present at the meeting at which such transaction, project or opportunity was approved.

To the best of the Corporation’s knowledge and other than as disclosed in this annual information form, as of the date hereof there is no known existing or potential material conflict of interest among the Corporation or a subsidiary of the Corporation and the current directors, officers or other members of management of the Corporation or a subsidiary of the Corporation as a result of their respective outside business interests.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for usurping corporate opportunities and requiring disclosures by directors or officers of conflicts of interest, and the Corporation will rely upon such laws in respect of any conflict of interest or breach of duty.

For additional information, see also “Interest of Management and Others in Material Transactions” below.

Ethical Business Conduct

The Corporation has adopted a written Code of Business Conduct (the “Code”) for the Corporation’s directors, officers and employees. The Corporation is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that is in compliance with applicable law, the Code and applicable internal policies. The Code constitutes written standards that are designed to deter wrongdoing and promote, among other things: (i) honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) avoidance of conflicts of interest, including disclosure to the Corporation of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest; (iii) safeguarding of the Corporation’s confidential information and integrity and protection of business information; (iv) maintenance of a healthy and safe work environment that is free of discrimination and harassment; (v) protection of employee privacy and personal information; (vi) dealing responsibly with persons outside the Corporation, including compliance with anti-corruption laws and lobbying legislation; (vii) compliance with other applicable governmental laws, rules and regulations; (viii) the prompt reporting to a supervisor, director or officer (or if appropriate, to the appropriate authorities) of violations of the Code; and (ix) accountability and responsibility by all directors, officers and employees for adherence to the Code.

The Corporation monitors compliance with the Code and recommends disclosures as and when appropriate and required in accordance therewith. In addition, the Corporation reviews the Code with a view of complying with all applicable rules and regulations, receiving reports from management with respect to compliance with the Code when necessary and appropriate, and satisfying itself that management has established a system to disclose the Code (and any amendments thereto) to the extent required.  The Corporation monitors compliance with the Code by reserving the right to audit such compliance and through the Corporation’s existing “whistleblower” policy, which provides a procedure for the submission of information by persons relating to, among other things, possible violations of the Code. In addition to the Code, Amaya has adopted a number of other policies and practices related to appropriate business conduct, including, without limitation, an Anti-Bribery Policy and Anti-Fraud Policy for all employees, directors and officers of the Corporation.

The Code is available on SEDAR at www.sedar.com, Edgar at www.sec.gov and the Corporation’s website at www.amaya.com.

Moreover, Amaya has a formal Compliance Committee comprised of independent directors and external advisors, including formal law enforcement and regulatory professionals.  Amaya’s Compliance Committee is also charged with overseeing all aspects of compliance with gaming regulatory and other corporate compliance matters.  The Compliance Committee strives to ensure the good character, honesty and integrity of Amaya, its subsidiaries and employees, and that it conducts its business affairs in an honest, moral and ethical fashion and in compliance with applicable laws, rules, regulations and other conditions imposed by applicable gaming and related regulatory authorities.  The Compliance Committee also strives to protect Amaya’s reputation and prevent it from taking any action that could jeopardize its existing licenses and approvals or its ability to obtain any additional licenses or approvals.

Audit Committee

Audit Committee Charter

The current Audit Committee Charter was adopted on November 16, 2016.  The full text of the charter is attached hereto as Schedule A.  The disclosure provided under this section of this annual information form is qualified in its entirety by reference to the full text of the charter.

Purpose

The Audit Committee is established to fulfil applicable public company obligations respecting audit committees and to assist the Board in discharging its oversight responsibilities with respect to financial reporting to ensure the transparency and integrity of the Corporation’s published financial information. The Audit Committee’s responsibilities include overseeing: (i) the integrity of the Corporation’s financial statements and financial reporting process, including the audit process and the Corporation’s internal controls over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements; (ii) the qualifications, independence, retention, compensation and work of the Corporation’s external auditors; (iii) the work of the Corporation’s financial management and internal auditors; (iv) enterprise risk management, privacy and data and information security; and (e) the auditing, accounting and financial reporting process generally. The Audit Committee is also responsible for pre-approving all non-audit services to be provided by the Corporation’s independent external auditor, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Corporation and its subsidiaries of concerns regarding questionable accounting or auditing matters and for any additional matters delegated to the Audit Committee by the Board.

The Audit Committee has the right, for the purposes of performing its duties, to maintain direct communication with the Corporation’s external auditor and the Board, to inspect all books and records of the Corporation and its subsidiaries, to seek any information it requires from any employee of the Corporation and its subsidiaries, and to retain independent outside counsel or other advisors.

The Audit Committee is required to be comprised of a minimum of three directors, each of whom must be “independent”, “financially literate” (within the meaning of the applicable Canadian securities laws) and otherwise qualified within the meaning of applicable securities law and the rules of any applicable stock exchange. At least one member of the Audit Committee must be “financially sophisticated” (within the meaning of the applicable rules of NASDAQ) and at least one member must qualify as an “audit committee financial expert” (within the meaning of the applicable rules of the SEC). A member who is an “audit committee financial expert” is presumed to qualify as “financially sophisticated”. The Audit Committee meets regularly and as often as it deems necessary to perform the duties and discharge its responsibilities in a timely manner, but is required to meet at least four times a year.  The Audit Committee also conducts a self-evaluation at least annually to determine whether it and its members are functioning effectively, and reports its conclusion to the Board.

Composition

The Audit Committee is currently composed of Messrs. Lazzarato, Hurley and Goodson, each of whom is “independent” and “financially literate”. Mr. Lazzarato is the “audit committee financial expert” and is “financially sophisticated”.

Relevant Education and Experience

Each member of the Corporation’s Audit Committee has an understanding of the generally accepted accounting principles applicable to the Corporation, i.e., International Financial Reporting Standards (as issued by the International Accounting Standards Board), and has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. All three members of the Corporation’s Audit Committee serve or have served on a number of other boards of directors and have acquired financial education and/or experience that would result in them being qualified as set forth above.

Name of Director	Relevant Financial Education and Experience	Other Current Public Company Directorships
David Lazzarato	See biography above	• Yellow Pages Limited (TSX: Y)
Alfred F. Hurley, Jr.	See biography above	• New Mountain Finance Corporation (NYSE: NMFC)
Harlan Goodson	See biography above Accounting courses Former audit committee member of a NASDAQ-listed company	None

Pre-approval Policies and Procedures

The Audit Committee has established a practice of pre-approving all audit, audit-related, non-audit, tax and certain other services provided by the external auditor, in each case in compliance with applicable rules and guidance on the qualification and independence of external auditors. This practice is also set forth in a pre-approval policy adopted by the Audit Committee. In accordance with the Audit Committee’s pre-approval practice and policy, before the Corporation or any of its subsidiaries engages the external auditor to render a service, the engagement must be either (i) specifically approved by the Audit Committee or (ii) entered into pursuant to the pre-approval policy. This is intended to ensure, among other things, that the provision of such services does not impair the external auditor’s independence. The Audit Committee has delegated to its Chairman, Mr. Lazzarato, the authority, between regularly scheduled meetings of the Audit Committee, to pre-approve such services to the extent they were not previously presented at a meeting of the Audit Committee. All such pre-approvals by the Chairman of the Audit Committee are reported by him at the next meeting of the Audit Committee following the pre-approval.  The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the external auditor.

External Auditor Service Fees

The Corporation’s current independent external auditor is Deloitte LLP, London, United Kingdom (“Deloitte”).

The aggregate fees billed by Deloitte and all of its affiliates for the fiscal years ended December 31, 2016 and 2015, respectively, were as follows:

Description	2016	2015
Audit Fees(a)	$2,894,000	$2,850,000
Audit – Related Fees(b)	$377,000	$158,000
Tax Compliance and Advisory Services(c)	$229,000	$527,000
All Other Fees(d)	$835,000	$636,000

(a)

“Audit Fees” means the aggregate fees billed by the Corporation’s independent external auditor for audit services related to the annual financial statements of the Corporation and its consolidated subsidiaries, and for services provided in connection with statutory and regulatory filings or similar engagements. In addition, audit fees include the aggregate fees billed by the Corporation’s independent external auditor for review services related to the interim financial statements of the Corporation and its consolidated subsidiaries, as well as the cost of translation of various continuous disclosure documents of the Corporation.

(b)

“Audit-Related Fees” means the aggregate fees billed for assurance and related services by the Corporation’s independent external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, including, without limitation, other attest services not required by statute or regulation.

(c)

“Tax Fees” and “Tax Compliance and Advisory Services” means the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice, tax planning and assistance with various other tax related questions.

(d)

“All Other Fees” means the aggregate fees billed in the applicable fiscal year for products and services provided by the Corporation’s independent external auditor other than the services reported under clauses (a), (b) and (c), above.

Corporate Governance, Nominating and Compensation Committee

The Board established the Corporate Governance, Nominating and Compensation Committee to assist the Board in overseeing corporate governance and nominations matters and to take the principal role in establishing the Corporation’s executive compensation plans and policies.  In addition to the corporate governance and nominations duties of the Corporate Governance, Nominating and Compensation Committee, the committee is responsible for, among other things, assisting the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. For more information on the Corporation’s Corporate Governance, Nominating and Compensation Committee, please see the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation, which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth herein, the Corporation is currently not, and was not during the year ended December 31, 2016, a party to any material legal proceedings, and its property and assets are not currently, and were not during the same period, the subject of material legal proceedings. The Corporation is not aware of any other material legal proceedings, individually or in the aggregate, outstanding, threatened or pending as of the date hereof by or against the Corporation. Notwithstanding the foregoing, given the nature of its business, the Corporation is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, including, without limitation, various current tax audits by domestic and foreign tax authorities. The outcome of litigation, legal proceedings and regulatory actions is inherently uncertain. See “Risk Factors and Uncertainties”.

In addition, and except as set forth herein, the Corporation is not currently, and was not during the year ended December 31, 2016, subject to: (i) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority; (ii)  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into before a court relating to Canadian securities legislation or with a Canadian securities regulatory authority.

In the normal course of business, to facilitate transactions of services and products, the Corporation has agreed to indemnify certain parties with respect to certain matters. The Corporation has agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Corporation is a party to certain indemnification agreements with its current and certain former officers and directors, and certain employees, and its constituting documents contain similar indemnification obligations. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

Italian Tax Matter

On January 13, 2016, Amaya reported that it paid approximately €5.9 million as a final settlement with Italian tax authorities to resolve a previously disclosed tax dispute in which Italian authorities estimated that approximately €85 million were owed by a subsidiary of Amaya related to its Italian operations under the PokerStars brand for the 2009 through 2014 tax years. The agreement represents a final settlement of the matter and the payment includes all amounts owing to Italian authorities for the periods at issue. In addition, as part of the settlement, the subsidiary of Amaya does not owe any additional taxes for the 2014 tax year. The entire settlement amount plus related expenses was paid from the escrow fund established under the merger agreement governing the Rational Group Acquisition.

Kentucky Proceeding

Prior to the Rational Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the “Oldford Parties”) and various other defendants (the “Kentucky Proceeding”), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group, and partial summary judgment on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately $290 million, which the trial court trebled to approximately $870 million.  Amaya believes the action is frivolous and will vigorously dispute the liability. Amaya, through certain subsidiaries, has filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process.  The posting of the bond required the delivery of cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million.  To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, Amaya intends to seek recovery against the former owners of Oldford Group.

In late-January 2016, pursuant to and in accordance with the procedures set forth in the merger agreement governing the Rational Group Acquisition, a subsidiary of Amaya submitted a notice of claim to the sellers’ representative and escrow agent seeking indemnification for losses and potential losses caused by breaches under the merger agreement and requesting, among other things, that the escrow agent retain the then-remaining balance of the escrow fund established under the merger agreement in an aggregate amount equal to approximately $300 million. Amaya has since received a notice from the sellers’ representative initially disputing all claims set forth in Amaya’s notice of claim.  The disputed indemnity claims and release of the escrow funds will be resolved in accordance with the provisions of the merger and escrow agreements, and there can be no assurance that such notice of claim will result in any amounts in the escrow fund being remitted to Amaya or that any of Amaya’s estimates of potential losses will reimbursed by the sellers or otherwise.

AMF Investigation and Related Matters

As announced on December 11, 2014, the Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec (the “AMF”), is investigating trading activities in Amaya’s securities surrounding its announcement of the Rational Group Acquisition (the “2014 AMF Investigation”). Related to the 2014 AMF Investigation, on March 23, 2016, the AMF charged Mr. Baazov, along with a former financial advisor to Amaya and a former employee of Amaya, with various violations of Quebec securities laws, including insider trading, insider tipping and market manipulation. The AMF has not made any allegation of wrongdoing by Amaya or any of its subsidiaries or other directors or officers in these charges.

On March 23, 2016, the Board also became aware of a decision of the Tribunal administratif des marchés financiers (formerly known as the Bureau de décision et de révision) (the “TMF”), the administrative tribunal in Quebec that hears certain AMF applications, which disclosed additional AMF investigations into the alleged conduct of Mr. Baazov and 12 individuals which are beyond the scope of the charges and of the internal investigation referred to in Amaya’s March 23, 2016 and prior press releases and public disclosure.  None of these individuals targeted by the TMF decision are currently employees, officers or directors of Amaya.

Amaya continues to cooperate with the AMF as it has done since 2014, which is consistent with the Corporation’s practice.

Foreign Payments Matter

As disclosed on November 14, 2016, in the course of the internal investigation with respect to the AMF matters, the Board became aware of certain information which it is reviewing in order to determine whether the Corporation or its subsidiaries may have made improper payments relating to its historical B2B business directly or through external consultants to foreign governmental officials in certain jurisdictions outside of Canada and the United States.  This historical business, which primarily provided lottery services but also sold refurbished gaming terminals to both governments and private businesses, was never profitable and effectively ceased operations in 2014.  The Corporation does not currently have operations or hold any licenses or approvals in any of these foreign jurisdictions.

The Board’s review of the possibility of improper foreign payments is ongoing, with the involvement of external counsel, and additional information could become known to it in the future.  As part of the Board’s review, the Corporation contacted the Royal Canadian Mounted Police (“RCMP”) in Canada and the Department of Justice and SEC in the United States. These authorities are investigating these matters and the Corporation continues to cooperate with the same, including, without limitation, by voluntarily contacting these authorities, cooperating with the RCMP on its execution and extension of a search warrant at the Corporation’s Point-Claire, Quebec office, responding to information requests, and voluntarily providing records and information.

Class Actions

U.S. Class Action

On August 31, 2016, the lead plaintiffs in Carmack v. Amaya Inc., et. al. (Case No. 1:16-cv-01884-JHR-JS) filed an amended class action complaint (the “Amended Complaint”) in the United States District Court, District of New Jersey (the “U.S. Class Action”) (three putative class actions were filed in the Southern District of New York, but the respective plaintiffs subsequently filed requests for voluntary dismissal, leaving the U.S. Class Action as the remaining class action against the Corporation in the United States). The Amended Complaint names as defendants the Corporation, the Corporation’s former Chief Executive Officer, Mr. Baazov, the Corporation’s Chief Financial Officer, Daniel Sebag, and two directors, Divyesh (Dave) Gadhia and Harlan Goodson, and alleges a class period beginning on May 26, 2015 and ending on March 22, 2016 (the day prior to the announcement of the filing of charges brought by the AMF against Mr. Baazov).

The Amended Complaint generally alleges that the defendants violated certain U.S. securities laws by misrepresenting or failing to disclose that Mr. Baazov allegedly was engaged in an insider trading scheme as charged by the AMF.  The U.S. Class Action seeks damages stemming from losses that the plaintiffs and the alleged class claim to have suffered as a result of the foregoing.

The Corporation believes that the U.S. Class Action is without merit and intends to vigorously defend itself against it; however, there can be no assurance that the Corporation will be successful in its defense.

Quebec Class Action

On July 22, 2016, a re-amended motion for authorization of a class action and for authorization to bring an action pursuant to Quebec securities law (the “Re-Amended Lemelin Class Action”), Lemelin and Derome v. Amaya Inc. et al. (Case No. 500-06-000785), was filed in the Superior Court of Quebec, Province of Quebec, Canada, District of Montreal, naming the Corporation, Mr. Baazov, Mr. Sebag, and certain of the Corporation’s directors, Mr. Gadhia, Mr. Goodson and General Wesley K. Clark, as defendants. The Re-Amended Lemelin Class Action was filed by two individual shareholders on behalf of themselves and a class of persons, composed of a sub-class of primary market purchasers and a sub-class of secondary market purchasers, who purchased the Corporation’s securities between March 31, 2014 and March 22, 2016 (the day before the announcement of the filing of charges brought by the AMF against Mr. Baazov). The plaintiffs generally allege that throughout the class period the defendants violated certain Canadian securities laws by misrepresenting or failing to disclose (or acquiescing in the same), among other things, that Mr. Baazov allegedly was engaged in an insider-trading scheme as charged by the AMF. The plaintiffs also allege that the Corporation did not properly disclose that it had inadequate or ineffective internal controls and that one or more of its directors and Mr. Baazov were in breach of its Code of Business Conduct.

The Re-Amended Lemelin Class Action seeks damages stemming from losses the plaintiffs claim to have suffered as a result of the foregoing. The Corporation believes that the Re-Amended Lemelin Class Action is without merit and intends to vigorously defend itself against it; however, there can be no assurance that the Corporation will be successful in its defense.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the Corporation’s knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation. See also “Directors and Officers – Conflicts of Interest” above.

Notwithstanding the foregoing, on February 1, 2016, the Corporation received a non-binding indication from its then Chairman and Chief Executive Officer, David Baazov, that he intended to make an all-cash proposal to acquire the Corporation at a price then-estimated by Mr. Baazov to be CDN$21.00 per Common Share. The Board subsequently formed a special committee of independent directors (the “Special Committee”) to review any such proposal, as well as other potential strategic alternatives.  On October 18, 2016, the Corporation announced, among other things, that the Board had completed its strategic alternatives review and had concluded at that time that remaining as in independent publicly-traded corporation best positioned the Corporation to deliver long-term shareholder value.  Following this announcement, on November 14, 2016, the Corporation announced that it had received a non-binding all cash offer from Mr. Baazov on behalf of an entity to be formed to acquire the Corporation at a price of CDN$24.00 per Common Share. Discussions with Mr. Baazov and his offer were terminated on December 20, 2016.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its offices in Montréal, Québec and Toronto, Ontario and in the United States is Computershare Trust Company, N.A. at its offices in Canton, Massachusetts, Jersey City, New Jersey and College Station, Texas. The transfer agent and registrar for the 2015 Warrants, 2016 Warrants and 2013 Debentures was, and for the Preferred Shares is, Computershare Trust Company of Canada Inc. at its offices in Montréal, Québec and Toronto, Ontario.

MATERIAL CONTRACTS

The following is a list of the Corporation’s material contracts required to be listed under applicable Canadian securities laws that the Corporation or the subsidiaries of the Corporation have entered into since January 1, 2016 or prior thereto but which are still in effect:

•

the registration rights agreements, dated August 1, 2014, entered into among the Corporation and each of GSO Capital Partners L.P and BlackRock Financial Management, Inc. and their respective affiliated funds managed or advised by them in connection with the Rational Group Acquisition. See “General Development of the Business – Acquisition of the B2C Business”;

•

the first lien credit agreement, dated August 1, 2014, entered into among the Corporation, Amaya Holdings Coöperatieve U.A., Amaya Holdings B.V., Amaya (US) Co-Borrower, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Barclays Bank PLC and Macquarie Capital (USA) Inc. in connection with the debt financing component of the Rational Group Acquisition, as amended on August 12, 2015 in connection with the Refinancing and on March 3, 2017 in connection with the Repricing. See “General Development of the Business – Acquisition of the B2C Business”;

•

the second lien credit agreement, dated August 1, 2014, entered into among the Corporation, Amaya Holdings Coöperatieve U.A., Amaya Holdings B.V., Amaya (US) Co-Borrower, LLC, Barclays Bank PLC, Deutsche Bank Securities Inc. and Macquarie Capital (USA) Inc. in connection with the debt financing component of the Rational Group Acquisition, as amended on August 12, 2015 in connection with the Refinancing. See “General Development of the Business – Acquisition of the B2C Business”; and

•

the deed and scheme of merger agreement, dated June 12, 2014, entered into among the Corporation, Amaya Holdings B.V., Titan IOM Mergerco Ltd., Oldford Group Limited and each of the selling securityholders of Oldford Group Limited, in connection with the Rational Group Acquisition. See “General Development of the Business – Acquisition of the B2C Business”.

Copies of these agreements may be inspected at the Corporation’s headquarters located at 7600 TransCanada Highway, Pointe-Claire, Québec, H9R 1C8, Canada during normal business hours and on SEDAR at www.sedar.com and Edgar at www.sec.gov.

INTEREST OF EXPERTS

The Corporation’s independent external auditor for the years ended December 31, 2016 and 2015 was Deloitte.  Deloitte reports that for the years ended December 31, 2016 and 2015 and throughout the period covered by the financial statements of the Corporation on which they reported, they were independent with respect to the Corporation within the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

ADDITIONAL INFORMATION

Additional information relating to Amaya and its business including, without limitation, the 2016 Annual Financial Statements, 2016 Annual MD&A and other filings that Amaya has made and may make with applicable securities authorities in the future, may be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and on Amaya’s website at www.amaya.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation. Additional financial information is provided in the 2016 Annual Financial Statements and the 2016 Annual MD&A.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

SCHEDULE A

AMAYA INC.

AUDIT COMMITTEE CHARTER

PURPOSE

1.

The Audit Committee is a standing committee appointed by the board of directors (the “Board”) of Amaya Inc. (the “Company”).  The Committee is established to fulfill applicable public company obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to, among other things as may be delegated by the Board from time to time, oversee:

(a)

the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal controls over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements;

(b)	the qualifications and independence of the external auditors;
(c)	the work of the Company's financial management, internal auditors and external auditors;
(d)	enterprise risk management, privacy and data security and to monitor the same; and
(e)	the auditing, accounting and financial reporting process generally.
2.

In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Company’s annual management information circular, in accordance with applicable rules and regulations.

3.

The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members: (a) to plan or conduct audits; (b) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles; or (c) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its audit committee financial expert are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities.

4.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations.  Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls over financial reporting and disclosure controls and procedures.  The external auditors are responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

PROCEDURES OF THE COMMITTEE

1.	Number of Members – The members of the Committee shall be appointed by the Board. The Committee will be composed of not less than three (3) Board members.
2.

Independence – The Committee shall be constituted at all times of “independent directors” who either meet or exceed the independence requirements of the NASDAQ Stock Market LLC (“NASDAQ”) and who are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board will consider all relevant facts and circumstances in making a determination of independence for each director and, as appropriate, impose independence requirements more stringent than those provided for by NASDAQ and/or NI 58-101 to the extent required by Canadian or U.S. securities laws, including rules and policies promulgated by the Securities and Exchange

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Commission (“SEC”) and the Toronto Stock Exchange (“TSX”). In particular, each member shall be “independent” in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) and Rule 10A-3(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

3.

Financial Literacy – Each member shall be able to read and understand fundamental financial statements, in accordance with NASDAQ audit committee requirements, and shall otherwise be “financially literate” within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including NI 52-110. At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a principal financial officer or other senior officer with financial oversight responsibilities and will otherwise qualify as an “audit committee financial expert” as defined by applicable rules of the SEC.

4.

Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director.  The Board shall fill any vacancy if the membership of the Committee is less than three directors.  Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office.  Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of a Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.

5.

Committee Chair – Unless a Committee Chair is designated by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee.  The Committee Chair shall be responsible for leadership of the Committee assignments and reporting to the Board. If the Committee Chair is not present at any meeting of the Committee, one of the other members of the Committee who is present shall be chosen by the Committee to preside at the meeting. The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

6.

Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board.  If the Committee Chair, or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee the member’s interest and shall not participate in consideration of the matter and shall not vote on the matter.

7.

Meetings – The Committee shall meet regularly and as often as it deems necessary to perform the duties and discharge its responsibilities described herein in a timely manner, but not less than four (4) times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information or any other material financial information of the Company.  The Committee Chair will approve the agenda for such meetings and any member may suggest items for consideration. Briefing materials will be provided to the Committee as far in advance of meetings as practicable.  The Committee shall maintain written minutes of its meetings, which will be filed with the meeting minutes of the Board.

8.

Separate Executive Meetings – The Committee shall meet periodically, but no less than quarterly, with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditors in separate executive sessions to discuss any matters that the Committee or any of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention.  However, the Committee shall also meet periodically without management present.

9.

Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on: (a) the integrity of those persons or organizations within and outside the Company from which it receives information; (b) the accuracy of the financial and other information provided to the Committee by such persons or organizations; and (c) representations made by management and the external auditors as to any information technology, internal audit and other permissible non-audit services provided by the external auditors to the Company and its subsidiaries.

10.	Self-Evaluation – The Committee shall conduct a self-evaluation at least annually to determine whether it and its members are functioning effectively, and report its conclusion to the Board.

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AUDIT RESPONSIBILITIES OF THE COMMITTEE

Selection and Oversight of the External Auditors

1.

The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Company and shall report directly to the Committee and the Committee shall so instruct the external auditors. The Committee shall evaluate the performance of the external auditors and make recommendations to the Board on the reappointment or appointment of the external auditors of the Company to be proposed in the Company's management information circular for shareholder approval and shall have authority to terminate the external auditors. If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and enquire on the qualifications of the proposed auditors before making its recommendation to the Board.

2.

The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purposes of preparing or issuing an audit report or performing other audit, review or attest services of the Company, and each such registered public accounting firm must report directly to the audit committee.

3.

The Committee shall also review and approve disclosures with respect to permissible non-audit services, as set forth in Rule 10A-3 of the Exchange Act and other applicable securities laws. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditors, which policies and procedures shall include reasonable detail with respect to the services covered.  All permissible non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Committee shall be subject to pre-approval by the Committee. The Committee shall have the sole discretion regarding the prohibition of the external auditor providing certain non-audit services to the Company and its affiliates. The Committee shall also review and approve disclosures with respect to permissible non-audit services.

4.

The Committee shall review the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors.  In connection with such review, the Committee shall:

(a)	actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors;
(b)

require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand and to the extent there are relationships, monitor and investigate them;

(c)	ensure the rotation of the lead (and concurring) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;
(d)	consider whether there should be a regular rotation of the external audit firm itself; and
(e)	consider the auditor independence standards promulgated by applicable auditing regulatory and professional bodies.
5.	The Committee shall establish and monitor clear policies for the hiring by the Company of employees or former employees of the external auditors.
6.

The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require.  Such reports shall include:

(a)

a description of the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, or Public Company Accounting Oversight Board (PCAOB) review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and

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(b)

a report describing: (i) the proposed audit scope, approach and independence of all critical accounting policies and practices to be used in the annual audit; (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and (iii) other material written communication between the external auditors and management, such as any management letter or schedule of unadjusted differences.

7.

The Committee shall review the experience and qualifications of the independent audit team and review the performance of the independent auditors, including assessing their effectiveness and quality of service, annually and, every five (5) years, perform a comprehensive review of the performance of the independent auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

Appointment and Oversight of Internal Auditors

8.

The appointment, terms of engagement, compensation, replacement or dismissal of the internal auditors shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.

9.

The Committee shall obtain from the internal auditors, and shall review, summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports.

10.

The Committee shall, as it deems necessary, communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee.  The head of the internal audit function shall have unrestricted access to the Committee.

11.

The Committee shall, annually or more frequently as it deems necessary, evaluate the internal auditors, including their activities, organizational structure, independence, objectivity, qualifications and effectiveness.

Oversight and Monitoring of Audits

12.

The Committee shall review with the external auditors, the internal auditors and management the audit function generally, the objectives, staffing, locations, coordination (reduction of redundant efforts) and effective use of audit resources, reliance upon management and internal audit and general audit approach and scope of proposed audits  of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditors, the audit procedures to be used and the timing and estimated budgets and staffing of the audits.

13.

The Committee shall meet periodically with the internal auditors to discuss the progress of their activities, any significant findings stemming from internal audits, any changes required in the planned scope of their audit plan and any difficulties or disputes that arise with management in the course of their audits, including any restrictions on the scope of their work or access to required information, and the adequacy of management’s responses in correcting audit-related deficiencies.

14.	The Committee shall review with management the results of internal and external audits.
15.

The Committee shall provide an open avenue of communication between the external auditors, the internal auditors, the Board and management and take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices

16.

The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditors and the internal auditors (together and separately as it deems necessary), among other items and matters:

(a)

the quality, appropriateness and acceptability of the Company’s accounting principles, practices and policies used in its financial reporting, its consistency from period to period, changes in the Company’s accounting principles or

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practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;
(b)

all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from an independent auditor with respect to the accounting treatment of a particular item;

(c)

any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

(d)	the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented; and
(e)	the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures.
17.	The Committee will review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls Over Financial Reporting

18.	The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditors and the internal auditors (together and separately, as it deems necessary):
(a)	the adequacy and effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures designed to ensure compliance with applicable laws and regulations;
(b)	any significant deficiencies or material weaknesses in internal controls over financial reporting or disclosure controls and procedures;
(c)	the risk of management’s ability to override the Company’s internal controls;
(d)	any fraud, of any amount or type, that involves management or other employees who have a significant role in the internal controls over financial reporting;
(e)	the adequacy of the Company’s internal controls and any related significant findings and recommendations of the external auditor and internal auditors together with management’s responses thereto; and
(f)	management’s compliance with the Company’s processes, procedures and internal controls.
19.

The Committee shall establish procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Oversight and Monitoring of the Company’s Financial Reporting and Disclosures

20.	The Committee shall:
(a)

review with the external auditors and management and recommend to the Board for approval the audited financial statements and the notes and Managements’ Discussion and Analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any prospectus or information circular of the Company;

(b)

review with the external auditors and management each set of interim financial statements and the notes and Managements’ Discussion and Analysis accompanying such financial statements and any other disclosure

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documents or regulatory filings of the Company containing or accompanying financial information of the Company; and
(c)	review the disclosure regarding the Committee required to be included in any publicly filed or available document by applicable securities laws or regulations or stock exchange rules or requirements.

Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

21.

Prior to their distribution, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance prior to public disclosure, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.

22.

The Committee shall oversee compliance with the requirements of the SEC for disclosure of auditors’ services, engagements and independence of external auditors and audit committee member qualifications and activities.

23.	The Committee shall receive and review the financial statements and other financial information of material subsidiaries of the Company and any auditor recommendations concerning such subsidiaries.
24.

The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

Oversight of Finance Matters

25.	The Committee shall:
(a)	review periodically the capital structure of the Company, and, when necessary, recommend to the Board transactions or alterations to the Company’s capital structure;
(b)

review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long term commitments and the issuance and/or repurchase of stock;

(c)

periodically review matters pertaining to the Company’s material policies and practices respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company;

(d)

periodically review the Company’s major financial risk exposures (including foreign exchange and interest rate) and management’s initiatives to control such exposures, including the use of financial derivatives and hedging activities;

(e)	review and approve special transactions or expenditures as specifically delegated by the Board;
(f)

review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), leases and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses;

(g)

review and discuss with management any equity investments, acquisitions and divestitures that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses;

(h)

review and discuss policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company’s major financial risk exposures and the steps management has undertaken to control them;

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(i)

review and discuss with management the Company’s effective tax rate, adequacy of tax reserves, tax payments and reporting of any pending tax audits or assessments, and material tax policies and tax planning initiatives; and

(j)	review the Company’s pension or similar retirement arrangements, management and obligations, as applicable.

Risk Oversight, Privacy and Data Security

26.	The Committee shall annually (or as more frequently as the Committee deems necessary or appropriate):
(a)

review and discuss with management (including Board recommendations, as necessary): (i) management’s program to identify, assess, manage, and monitor significant business risks of the Company, including financial, operational, privacy, security, business continuity, legal and regulatory, and reputational risks; and (ii) management’s risk management decisions, practices, and activities; and

(b)

review and discuss with management (including Board recommendations, as necessary) the Company’s privacy and data security risk exposures, including, but not limited to: (i) the potential impact of those exposures on the Company’s business, operations and reputation; (ii) the steps management has taken to monitor and mitigate such exposures; (iii) the Company’s information governance policies and programs; and (iv) major legislative and regulatory developments that could materially impact the Company’s privacy and data security risk exposure; and

(c)	review and discuss with management (including Board recommendations, as necessary) the adequacy of the Company’s insurance coverage.

Committee Reporting

27.

If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the “Report”).  In the Report, the Committee shall state, among other things, whether it has:

(a)	reviewed and discussed the audited financial statements with management, the external auditors and the internal auditors;
(b)

received from the external auditors all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditors, including reports with respect to the independence of the external auditors; and

(c)	based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.
28.

The Committee shall otherwise report regularly to the Board regarding the execution of the Committee’s duties, responsibilities, and activities, as well as any issues encountered and related recommendations and recommend to the Board that the audited financial statements be included in the Company’s applicable annual report.

29.

The Committee shall also report to the Board annually regarding the oversight and receipt of certifications from applicable management confirming compliance with certain applicable laws, regulations or rules and certain Company policies and practices, in each case as the Committee deems necessary or appropriate.

Additional Responsibilities

30.

The Committee shall have the authority to engage independent counsel and other advisers, hire and terminate special legal, accounting, financial or other consultants to advise the Committee at the Company’s expense, in each case, as it determines necessary to carry out its duties and without consulting with, or obtaining prior approval from, any officer of the Company or the Board. The Committee may ask members of management or others to attend meetings or provide information as necessary. The Company’s independent auditors will have direct access to the Committee at their own initiative.

31.

The Committee shall provide for appropriate funding for payment: of (a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for

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the Company; (b) compensation to any advisers engaged or employed by the Committee under subsection 28 above; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

32.

The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and perform such other functions as assigned by law or the Company’s constating documents.

33.

The Committee shall review and approve in advance any proposed related-party transactions and required disclosures of such in accordance with applicable securities laws and regulations and consistent with any related party transaction policy of the Company, to the extent such policy exists, and report to the Board on any approved transactions.

THIS CHARTER

The Committee shall review and reassess annually the adequacy of this Charter as required by applicable laws or by the applicable rules of NASDAQ, the TSX or the SEC. This Charter shall be posted on the Company’s website.

DATED   November 16, 2016

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